ADIRA ENERGY LTD.

NOTICE OF SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

For the Special Meeting of Shareholders

to be held on May 30, 2012

May 2, 2012

ADIRA ENERGY LTD.

INVITATION TO SHAREHOLDERS

Dear Shareholder:

            On behalf of the board of directors, management and employees, we invite you to attend the Adira Energy Ltd. (the “Corporation”) Special Meeting of Shareholders being held on May 30, 2012 (the “Meeting”).

            The items of business to be considered at this Meeting are described in the Notice of Special Meeting and the accompanying management information circular. Your vote is important regardless of the number of common shares in the Corporation (“Common Shares”) you own. Whether or not you are able to attend, if you are a registered holder, we urge you to complete the enclosed management form of proxy and return it in the prepaid envelope or using any one of the methods described on the form of proxy by not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Voting by proxy will not prevent you from voting in person if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. If you hold your Common Shares through a broker or an intermediary, we urge you to complete the applicable management voting instruction form or provide your voting instructions by other acceptable methods.

            We look forward to seeing you at the Meeting.

Sincerely,

(Signed) DENNIS BENNIE
Chairman of the Board

ADIRA ENERGY LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

            NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of shareholders of Adira Energy Ltd. (the “Corporation”) will be held at the office of Aird & Berlis LLP, Brookfield Place, Suite 1800, 181 Bay Street, Toronto, ON Canada M5J 2T9, on May 30, 2012 at the hour of 9:00 a.m. (Toronto time), for the following purposes:

(a)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the by-laws of the Corporation (the “By-laws”) to include additional qualifications and duties of care for the directors and officers of the Corporation (the full text of which is reproduced in the Information Circular).

(b)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to require the appointment of outside directors of the Corporation (the full text of which is reproduced in the Information Circular).

(c)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to require the appointment of an internal auditor of the Corporation (the full text of which is reproduced in the Information Circular).

(d)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to add certain provisions governing special tender offers, purchases of a control block or control and the forced sale of shares of the Corporation (the full text of which is reproduced in the Information Circular).

(e)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to include provisions relating to derivative actions and class actions (the full text of which is reproduced in the Information Circular).

(f)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to provide shareholders with additional rights to convene shareholder meetings (the full text of which is reproduced in the Information Circular).

(g)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to provide that shareholder meeting materials must include “voting papers” as required under Section 39A of the Israeli Securities Law, 5728-1968 (the full text of which is reproduced in the Information Circular).

(h)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to create a division of power between the Chief Executive Officer and Chairmen of the Board positions (the full text of which is reproduced in the Information Circular).

(i)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to include additional audit committee formation and governance requirements (the full text of which is reproduced in the Information Circular).

(j)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to provide shareholders with additional document access rights (the full text of which is reproduced in the Information Circular).

(k)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to require additional approvals for certain interested party transactions (the full text of which is reproduced in the Information Circular).

(l)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to include director and officer indemnity provisions (the full text of which is reproduced in the Information Circular).

(m)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to allow for the appointment of Co-Chairmen of the board (the full text of which is reproduced in the Information Circular).

(n)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to include certain definitions required for other by-law amendments, paramountcy provisions and other amendments related to the other bylaw amendment resolutions (the full text of which is reproduced in the Information Circular).

(o)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the stock option plan of the Corporation to comply with the requirements for listing on the Tel Aviv Stock Exchange (the full text of which is reproduced in the Information Circular).

(p)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

            Shareholders of record as at the close of business on Tuesday, May 1, 2012, will be entitled to notice of and to vote at the Meeting. A detailed description of the matters to be acted upon at the Meeting is set forth in the Information Circular.

            Copies of: (a) this notice of special meeting of shareholders, (b) the Information Circular, and (c) a Management form of proxy and instructions in relation thereto (the “Management Proxy”) may be obtained at the following office: 120 Adelaide St. West, Suite 1204, Toronto, ON, Canada M5H 1T1 or will be sent to a shareholder without charge upon request by calling (416) 250-1955.

DATED the 2nd day of May, 2012.

By Order of the Board of Directors

(Signed) DENNIS BENNIE
Chairman of the Board

NOTE: If you are the holder of Common Shares, kindly fill in, date, sign and return, in the addressed prepaid envelope provided for that purpose, the enclosed Management Proxy in respect of the Common Shares owned by you and deliver the completed Management Proxy in the addressed prepaid envelope provided or deposited at the offices of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, on behalf of the Corporation, so as not to arrive later than 9:00 a.m. (Toronto time) on Monday, May 28, 2012, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the Management Proxy is to be used. Management Proxies may not be deposited with the chair of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Registered shareholders may also vote by telephone (toll free) at 1-866-732-vote (8683) or over the Internet at www.investorvote.com. Instructions on how to vote by telephone or over the Internet are provided in the Information Circular and Management Proxy enclosed. Non-registered shareholders should follow the instructions on how to complete their voting instruction form or form of proxy and vote their shares on the Management forms that they receive or contact their broker, trustee, financial institution or other nominee.

ADIRA ENERGY LTD.

MANAGEMENT INFORMATION CIRCULAR

-i-

ADIRA ENERGY LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

            This management information circular (the “Information Circular”) is furnished in connection with the solicitation by management (“Management”) of Adira Energy Ltd. (the “Corporation”), of proxies to be used at the special meeting (the “Meeting”) of shareholders of the Corporation (each a “Shareholder” and collectively, the “Shareholders”) to be held at office of Aird & Berlis LLP, Brookfield Place, Suite 1800, 181 Bay Street, Toronto, ON Canada M5J 2T9 on May 30, 2012 at 9:00 a.m. (Toronto time), for the purposes set forth in the accompanying notice of special meeting (the “Notice”). Except as otherwise indicated, information herein is given as at May 2, 2012. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees or agents of the Corporation. The cost of solicitation will be borne by the Corporation.

            In this Information Circular, all references to dollar amounts are to Canadian dollars, unless otherwise specified.

APPOINTMENT AND REVOCATION OF PROXIES

            The persons named in the enclosed management form of proxy (“Management Proxy”) are both directors of the Corporation, respectively, and one is also the Executive Vice-President of the Corporation. Registered Shareholders (each a “Registered Shareholder”) have the right to appoint a person to attend and act for him, her or its and on his, her or its behalf at the Meeting other than the persons named above. Such right may be exercised by inserting in the blank space provided the name of the person to be appointed, who need not be a Shareholder, or by completing another proper form of proxy. In either case, as a Registered Holder you can choose from three different ways to vote your common shares in the capital of the Corporation (“Common Shares”) by proxy: (a) by mail or delivery in the addressed prepaid envelope provided or deposited at the offices of Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, on behalf of the Corporation, so as not to arrive later than 9:00 a.m. (Toronto time) on Monday, May 28, 2012, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used; (b) by telephone (toll free) at 1-866-732-VOTE (8683); or (c) on the internet at www.investorvote.com.

            In addition to revocation in any other manner permitted by law, a proxy may be revoked by: (a) completing and signing a proxy bearing a later date and depositing it with Computershare, on behalf of the Corporation, so it is received by not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or an adjournment thereof; or (b) providing an instrument in writing to the chair of the Meeting, at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

            The persons named in the Management Proxy will vote for, withhold from voting or vote against, as the case may be, the Common Shares in respect of which he is appointed as proxy in accordance with the direction of the Shareholder appointing him. In the event that a Shareholder does not specify in his, her or its instrument of proxy that the named Management Proxy is required to vote for, to withhold from voting or vote against, as applicable, in respect of the matters to be considered at the Meeting, the Common Shares represented by such proxy shall be voted FOR each of the matters referred to therein.

            The Management Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the time of printing this Information Circular, neither Management nor the directors of the Corporation (each a “Director” and collectively, the “Directors”) are aware of any amendments, variations or other matters intended to come before the Meeting other than those items of business set forth in the attached Notice. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the Management Proxy to vote on such other business in accordance with his judgment.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

            Information set forth in this Section is important to persons other than Registered Holders. Only Registered Holders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder (a “Beneficial Holder”) are registered either:

(a)

in the name of an intermediary that the Beneficial Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited (“CDS”)).

            In accordance with Canadian securities law, the Corporation has distributed copies of the Notice, this Information Circular and the Management Proxy (collectively, the “Meeting Materials”) to CDS and intermediaries for onward distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them.

            Intermediaries are required to forward meeting materials to Beneficial Holder unless a Beneficial Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Beneficial Holders. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Beneficial Owners will receive either a Management voting instruction form or, less frequently, a Management Proxy. Often, the voting instruction form supplied to a Beneficial Holder by its broker is identical to that provided to Registered Holders. However, its purpose is limited to instructing the Registered Holder how to vote on behalf of the Beneficial Holder. Beneficial Holders should follow the procedures set out below, depending on which type of form they receive.

(a)

Management Voting Instruction Form. In most cases, a Beneficial Holder will receive, as part of the Meeting Materials, a Management voting instruction form. If the Beneficial Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Holder’s behalf), the Management voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Beneficial Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Holder’s behalf), the Beneficial Holder must complete, sign and return the Management voting instruction form in accordance with the directions provided, together with a form of proxy giving the right to attend and vote.

(b)

Management Proxy. Less frequently, a Beneficial Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Beneficial Holder but which is otherwise uncompleted. If the Beneficial Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Beneficial Holder must complete the Management Proxy and deposit it with Computershare, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, on behalf of the Corporation, so as not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. If a Beneficial Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Holder’s behalf), the Beneficial Holder must strike out the names of the persons named in the Management Proxy and insert the Beneficial Holder’s (or such other person’s) name in the blank space provided and return to Computershare as described above.

            Most brokers now delegate responsibility for obtaining instructions from clients (i.e. Beneficial Holders) to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails voting instruction forms or proxy forms, to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of Common Shares to be represented at the Meeting. A Beneficial Holder receiving a voting instruction form or proxy form from Broadridge, cannot use that voting instruction form or proxy form to vote Common Shares directly at the Meeting. A voting instruction form or proxy form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. The cost of solicitation by Broadridge will be borne by the Corporation.

            Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the Registered Holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Registered Holder should enter their own names in the blank space on the Management voting instruction form or form of proxy provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting in order to have the Common Shares voted.

            Non-Objecting Beneficial Owners

            These meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

            The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed as the close of business on Tuesday May 1, 2012 (the “Record Date”). As of the Record Date, 101,768,453 Common Shares, each carrying the right to one vote per Common Share at the Meeting, were issued and outstanding. The Corporation will prepare a list of holders of Common Shares as of such Record Date. Each Shareholder named in the list will be entitled to one vote per Common Share shown opposite his or her name on the said list.

            To the knowledge of Management and the Directors, as at the date hereof, no person or entity beneficially owns, directly or indirectly, or exercise control or direction over, more than ten percent (10%) of the issued and outstanding Common Shares of the Corporation.

            Your vote is important regardless of the number of Common Shares you own. Whether or not you are able to attend, if you are a Registered Holder, we urge you to complete the enclosed Management Proxy and return it in the envelope provided by no later than 9:00 a.m. (Toronto time) on Monday, May 28, 2012. Voting by proxy will not prevent you from voting in person if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. If you hold your Common Shares through a broker or an intermediary, we urge you to complete the applicable Management voting instruction form or provide your voting instructions by other acceptable methods.

AUDITOR

            The auditor of the Corporation is Kost Forer Gabbay & Kasierer, member firm of Ernst and Young Global, and they were first appointed on March 9, 2011.

MATTERS TO BE ACTED UPON AT THE MEETING

1.         Background

            Whereas the Corporation has previously submitted to the Israeli Securities Commission (“ISA”) and to the Tel Aviv Stock Exchange (“TASE”) a draft prospectus for the listing, of all of the issued and outstanding Common Shares, on the TASE (the “Israeli Prospectus”). The Israeli Prospectus, is subject to detailed review by the TASE and the ISA. Listing of the Common Shares on the TASE is subject to, among other things, acceptance by the TSX Venture Exchange (“TSXV”) and final acceptance by the TASE and the ISA.

            As a condition of listing on the TASE, the ISA requires companies incorporated outside of the State of Israel to adopt the provisions of Section 39A of the Israeli Securities Law, 5728-1968 (“Section 39A”) which replicates and applies to the Corporation several sections of the Israeli Companies Law, 5759-1199 (the “Companies Law”) concerning corporate governance. Section 39A is drafted in Hebrew. An English language translation of Section 39A is attached to this Information Circular as Schedule A. Section 39A includes references to other material legislation. An English language translation of the provisions of other legislation referred to in Section 39A is attached to this Information Circular as Schedule B. The Corporation must adopt all of the Sections of the Companies Law included in Section 39A in order to qualify to list on the TASE.

            At the Meeting, Shareholders will be asked to consider, and if deemed advisable approve, with or without variation, ordinary resolutions to confirm amendments to the by-laws of the Corporation which facilitate compliance with Section 39A. The resolutions provide that the amendments will take effect only upon the Corporation’s listing on the TASE and certain amendments will only remain in effect until the cessation of the listing of the Common Shares on the TASE.

            A copy of the Corporation’s by-laws showing all proposed amendments is set out as Schedule C to this Circular (the “Amended By-laws”). The Amended By-laws have already been approved by the Directors under Section 103(1) of the Canada Business Corporations Act (the “CBCA”), to take effect upon the listing of the Common Shares on the TASE of which certain amendments will only remain effective until the cessation of the listing of the Common Shares on the TASE.

            No dissent rights exist in connection with the action to be taken at the Meeting.

2.         Resolution: Qualifications and Duty of Care for Directors and Officers

            Section 39A requires that directors and officers (any of the foregoing, “Office Holders”) convicted of certain acts may not be appointed as Office Holders of a TASE listed company. The provisions governing the disclosure of such convictions can be found at Sections 225-226A, 231-232A, 234 and 251A of Section 39A (see Schedule A of this Information Circular) and the corresponding by-law amendments are found at Sections 1.1(b), 1.1(k) and Article 4 of the Amended By-laws (see Schedule C of this Information Circular).

                          (i)        Conclusive Judgement

            Section 39A provides that a person convicted by a “conclusive judgment” (as defined in Section 225(b) of the Companies Law) of one of the following offenses shall not be an Office Holder of the Corporation when a public company (as such term is defined in Section 39A, see the “Definitions” section of the Amended Bylaws) or a private company that issued bonds, unless five years have passed since the date of the issuance of the relevant judgement:

(a)	the offenses listed in Section 226(a)(1) of the Companies Law (see Schedule B of this Information Circular);

(b)	conviction by a court outside Israel of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of insider information; or

(c)

convicted by a “conclusive judgment” (as defined in Section 225(b) of the Companies Law), of an offense not enumerated in this section if the Israeli court determined that because of nature, severity or circumstances he is not fit to serve as an Office Holder of a public company or of a private company that issued bonds during a period set by the court, which period shall not exceed five years, beginning with the day of the “conclusive judgment”.

                          (ii)        Duty of Care

            Section 39A prescribes a duty of care and standard of proficiency for Office Holders of public companies. These standards are in addition to those mandated by the CBCA.

            An Office Holder owes a duty of care to the Corporation, as provided in Sections 35 and 36 of the Civil Wrongs Ordinance [New Version], 5728-1968 (see Schedule B of this Information Circular for an English translation of such provisions). An Office Holder shall exercise a level of skill which an Office Holder would have used in the same position and under the same circumstances acting reasonably. Among other things the Office Holder will use reasonable means considering the circumstances of the case, to gather information pertaining to the business advisability of an act which is brought for his or her approval or an act which is performed by him or her by virtue of his or her position, and to gather any other information of significance with regard to such acts.

                          (iii)        Fiduciary Duty

            In addition, an Office Holder owes a fiduciary duty to the Corporation (which does not detract from any other duty owing to any other person), and shall act in good faith and in the best interests thereof, including: refraining from any act which poses a conflict of interest between the fulfilment of his or her position with the Corporation and the fulfilment of another of his or her positions or his or her personal affairs, refrain from any act which constitutes competition with the Corporation’s business, refraining from using a business opportunity of the Corporation in the aim of gaining a benefit for himself or herself another, refrain from revealing to another company any item of information or delivering any document pertaining to the Corporation’s affairs which came into his or her possession by virtue of his or her status in the Corporation. Additionally officers shall disclose all information to the Corporation relating to his or her interest in any transaction by virtue of his or her position with the Corporation. The Corporation can approve the engagement of officers in these acts in certain circumstances. Certain remedies are also provided for in Section 39A.

            Provisions relevant to the Office Holder’s duty of care can be found at Sections 252 to 256 of Section 39A (see Schedule A of this Information Circular) and the corresponding by-law amendments are found at Section 1.1(g), 1.1(h), 1.1(o), 1.1(x) and Article 9 of the Amended By-laws (see Schedule C of this Information Circular).

                          (iv)        Resolution

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

           “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Sections 1.1(b), 1.1(g), 1.1(h), 1.1(k), 1.1(o), 1.1(x), Articles 4 and 9, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

3.         Resolution: Outside Directors

            Section 39A requires that companies listed on the TASE shall have two or more “outside directors”. At least one outside director must have accounting and financial expertise and all other outstanding directors must have professional qualifications. The outside directors shall be appointed at a the general meeting by a majority of the votes who are participating in the vote, which includes at least a majority of all of the votes of the shareholders who are neither the controlling shareholders of the company nor have a personal interest in the approval of the appointment, other than a personal interest which is not the result of such person’s contacts with the controlling shareholder.

            An outside director shall be an individual who is not:

(i)	a relative of a controlling shareholder;

(ii)

a relative, partner, employer (or equivalent), directly or indirectly, or a corporation controlled by such person, on the date of the appointment or in the two years which preceded the date of the appointment, have any link to the Corporation, to the controlling shareholder of the Corporation or to a relative of a controlling shareholder of the Corporation, on the appointment date, or to a different corporation, and in a company which has no controlling shareholder or anyone holding a controlling block – also a link to whomever is, on the appointment date, the chairman of the board of directors, the Chief Executive Officer, a material shareholder or the most senior financial officer.

            For the purposes of the foregoing, “Control” means the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of “means of control” of the corporation; and

            “Means of control” means, in a corporation, any one of the following:

(i)	the right to vote at a general meeting of a company or a corresponding body of another corporation; or

(ii)	the right to appoint directors of the corporation or its general manager.

            Outside directors are entitled to such remuneration as prescribed by the Minister under Section 39A.

            The first outside directors must be appointed at a general meeting convened no later than three months from the date on which the Corporation is listed on the TASE. The term of office of an outside director is usually three years however, the TSXV has required this be shortened to the regular periods of appointment for directors of the Corporation. Shareholders of the Corporation may elect the same outside director for a total of nine years each.

            At least one outside director shall serve on every committee that is empowered to exercise one of the functions of the board of directors of the Corporation (the “Board”).

            All outside directors shall be members of the audit committee of the Corporation (the “Audit Committee”) and the chairman of the Audit Committee must be an outside director. The quorum for discussions and for the adoption of decisions by the Audit Committee will be a majority of the committee's members, with the condition that a majority of those present must be independent directors and at least one of them being an outside director.

            The provisions relating to the appointment, qualifications and obligations of outside directors are found in Sections 239 to 249A of Section 39A (see Schedule A of this Information Circular) and the corresponding by-law amendments are found at Section 5.4, 5.11 and 6.1(e) of the Amended By-laws (see Schedule C of this Information Circular).

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Sections 5.4, 5.11 and 6.1(e) substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

4.         Resolution: Internal Auditor

            Section 39A requires the Corporation to appoint an “internal auditor” who will be appointed by the Board at the proposal of the Audit Committee. The position may not be held by anyone who has an interest in the Corporation, is an officer or is relative of such a person. The internal auditor may not be affiliated with the external auditor. The internal auditor shall submit proposals for work programs to the Board or the Audit Committee for approval as well as report to them on his or her findings. The internal auditor is charged with examining, among other things, the propriety of acts of the company from the point of view of compliance with the law and proper business administration. The internal auditor cannot be terminated or suspended without his or her consent unless the Board resolves so, after hearing from the Audit Committee and the internal auditor themselves.

            Provisions governing the appointment, qualifications and work program of the internal auditor can be found at Sections 146-153 of Section 39A (see Schedule A of this Information Circular) and the corresponding by-law amendment is found at Section 6.3 of the Amended By-laws (see Schedule C of this Information Circular).

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Section 6.3, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

5.         Resolution: Special Tender Offer, Purchase of the Minority Shares and Forced Sale

            Sections 328 to 340 and 342(A) of Section 39A include provisions relating to special tender offers, the purchase of minority shares and forced sales. These provisions can be found at Sections 328 to 340 and 342(A) of Section 39A (see Schedule A of this Information Circular) and the corresponding bylaw amendments are found at Section 10.5 of the Amended By-laws (see Schedule C of this Information Circular).

                          (i)        Special Tender Offers

            Pursuant to Section 39A no purchase shall be performed in a public company as a result of which a person shall become the holder of a controlling block, if there is no holder of a controlling block in the company, and no purchase shall be performed, as a result of which the purchaser's rate of holdings shall exceed 45% of the voting rights in the company, if there is no other person holding more than 45% of the voting rights in the company, except through a special tender offer.

            The aforesaid provisions shall not apply to:

(1)

a purchase of shares in a private placement, provided that the purchase was approved in a general meeting as a private placement the purpose of which is to confer on the offeree a controlling block if there is no controlling block in the company, or as a private placement the purpose of which is to confer 45% of the voting rights in the company, if in the company there is no other person holding 45% of the voting rights in the company;

(2)	a purchase from a holder of a controlling block, as the result of which a person will become the holder of a controlling block; or

(3)	a purchase from another who holds more than 45% of the voting rights in the company, as the result of which the rate of the purchaser's holdings will exceed 45% of the voting rights in the company.

            The Directors shall express their opinion to the offerees regarding the advisability of the special tender offer, or refrain from expressing their opinion regarding the advisability of the special tender offer, if it is unable to do so, provided that they shall report the reasons for refraining. The Directors shall also disclose any personal interest which each Director has in the tender offer or which is derived therefrom.

            A special tender offer shall be accepted if agreed to by a majority of the votes of the offerees having announced their position in respect thereof, the count of the offerees' votes excluding the votes of the offerror's controlling shareholder and anyone who has a personal interest in the acceptance of the special tender offer, or the holder of a controlling block in the company, or anyone on behalf of them or the offerror. If a special tender offer shall have been accepted, the offerees who did not announce their position in respect of the tender offer or who objected thereto may agree to the offer no later than 4 days from the final date to accept the tender offer, and they shall be deemed as having agreed to the offer from the outset.

            A special tender offer shall not be accepted unless shares conferring at least 5% of the voting rights in the Corporation shall have been purchased according thereto.

            In addition, various provisions by virtue of the Securities Regulations (Purchase Offer), 5760-2000, apply to a special tender offer, on issues such as acceptance dates, equality among offerees, prohibition of acts during the acceptance period, and other regulatory matters. A copy of the Securities Regulations (Purchase Offer), 5760-2000 can be found at Schedule B to this Information Circular.

                          (ii)        Purchase of Minority Shares in the Company and Forced Sale

            According to Section 39A, a purchase of the minority shares of a public company by the controlling shareholder shall be performed through a full tender offer. Section 39A mandates that a person shall not purchase shares of a public company or voting rights in such company or a class of shares of a public company, such that after the purchase they shall have a holding of more than 90% of the public company's shares or the class of the shares, other than by way of a tender offer for all of the shares or the class of the shares, a full tender offer, pursuant to the provisions of Section 39A.

            If a full tender offer has been accepted by the offerees such that:

(1)

the rate of the holdings of the offerees who did not accept the offer constitutes less than 5% of the issued share capital or the issued capital of the class of shares regarding which the offer was made; and

(2)	more than one half of the offerees who have no personal interest in accepting the offer accepted the same,

all of the shares which the offeror sought to purchase for his possession will be transferred and the registrations of the holdings of the shares shall be modified accordingly. Notwithstanding the foregoing, a full tender offer will be accepted if the rate of holdings of the offerees who did not accept the offer constitutes less than 2% of the issued share capital or the issued capital of the class of shares regarding which the offer was made.

            A court in the State of Israel may, at the request of anyone who was an offeree in a full tender offer which was accepted, rule that the consideration for the shares was lower than their fair value, and that the fair value shall be paid, as the Israel court shall determine.

                          (iii)      Resolution

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Section 10.5, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

6.        Resolution: Derivatives and Class Actions

            Sections 194 to 218 of the Companies Law provide that any shareholder and any director may file a derivative action if the circumstances set out in Section 194 of the Companies Law apply. The person must write to the Corporation and the demand will be presented to the chairman of the Board. A submission does not have to be filed with the Corporation if the part of the Corporation responsible for approving the submission of the action has a personal interest in the action (and if the approving part is composed of more than one person-if half or more of the persons has a personal interest in the action) and there is a reasonable suspicion that the submission to the Corporation would interfere with the possibility of obtaining the desired relief. Where a claim is submitted to the Corporation it must inform the plaintiff of its course of action (act or pass a resolution resulting in the dropping of the cause of action, reject the demand or file suit). The plaintiff can then bring a suit at the fulfillment of one of the following: (1) they feel the Corporation’s actions did not result in the dropping of the course of action; (2) the Corporation rejected the demand of the plaintiff; (3) the Corporation informed the plaintiff that it intended to file suit and the suit was not filed within 75 days of the Corporation’s notice to the plaintiff; (4) the Corporation did not respond to the submission as required; or (5) the plaintiff is not obliged to file a submission to the Corporation (and may therefor bring the action as it chooses). A court may approve of the action if the claim is in the best interest of the Corporation and the plaintiff is not acting with lack of good faith. These timelines may be abridged if the court finds that the timelines shall prevent the filing of the suit due to time limitations applying on the suit. The Corporation shall pay the fees for a derivative action as directed by the court and as determined by the Minister of Justice. Application can also be made for the ISA to pay the costs. Arrangements for settlement are prescribed.

            The provisions relating to derivate and class actions can be found at Sections 194 to 218 of the Companies Law (see Schedule A of this Information Circular). The corresponding by-law amendments are found at Article 15 of the Amended By-laws (see Schedule C of this Information Circular).

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Article 15, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

7.         Resolution: Shareholder Rights to Convening of Meetings

            Section 39A provides certain thresholds and requirements for the ways in which a Shareholder may request a meeting of shareholders be convened. In addition to the rights Shareholders have under the CBCA, with the amendment of the by-laws, they will also the rights provided for under Section 39A. These provisions can be found at Sections 63-66 of Section 39A (see Schedule A of this Information Circular) and the corresponding by-law amendments are found at Section 12.1 -12.9 of the Amended Bylaws (see Schedule C of this Information Circular).

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Sections 12.1-12.9, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

8.         Resolution: Written Proxy

            Section 87 of Section 39A (see Schedule A of this Information Circular) provides a right for Shareholders to vote by “written proxy”. The corresponding by-law amendment can be found at Section 12.10 of the Amended By-laws (see Schedule C of this Information Circular).

            Section 39A provides that the Shareholders may vote at general meetings and at meetings of share classes by written proxy on resolutions on the subject of:

(i)	appointments and terminations of directors;

(ii)	approval of acts or transactions which require the approval of the general meeting under the provisions of Sections 255 and 268 to 275 of Section 39A;

(iii)	approval of a merger pursuant to Section 320 of Section 39A;

(iv)

the authorization of the chairman of the Board or his relative to fill the position of Chief Executive Officer or exercise his powers, and authorization of the Chief Executive Officer or his relative to fill the position of chairman of the Board or exercise his powers pursuant to Section 121(c) of Section 39A;

(v)	any other issue regarding which it was determined by the articles or bylaws of the Corporation that the general meeting's resolutions shall be adopted by way of a written proxy; and

(vi)	as well as any other issues which will be determined by the Minister of Justice of Israel.

            The written proxy shall be dispatched by the Corporation to all of the shareholders thereof. A shareholder who will state the manner of his vote in the written proxy and submit the same to the Corporation by the final date which was scheduled therefor, shall be deemed as present at the meeting with regard to the presence of a legal quorum.

            According to the Companies Regulations (Voting in Writing and Position Statements), 5766-2005, if, on the record date for a general meeting which has on its agenda any of the above-listed issues, the controlling shareholder of the Corporation holds sufficient shares to pass such resolution even if all other shareholders participated in the vote and vote against such resolution, a written proxy shall not be necessary. See Schedule B of this Information Circular for a full copy of the Companies Regulations (Voting in Writing and Position Statements), 5766-2005.

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Section 12.10, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

9.         Resolution: Division of Power Between Chairmen and Chief Executive Officer

            Section 39A provides for the division of power between the Co-Chairmen of the board and the Chief Executive Officer. The relevant provisions of Section 39A are Sections 95 and 121(c) (see Schedule A of this Information Circular) and the corresponding amendments to the Corporation’s by-law can be found at Section 5.6 of the Amended By-laws (see Schedule C of this Information Circular).

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Section 5.6 and Section 5.7, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

10.        Resolution: Additional Requirements for Audit Committee

            Section 39A requires the appointment of an Audit Committee and applies certain rules to its operation and governance. The amendments will result in a requirement that all of the outside directors (see Section 3 of “Matters to be Acted Upon at the Meeting”) are members of the Audit Committee and that neither a Co-Chairmen of the Board nor any director that is an employee or provides the Corporation with services on a permanent basis may serve on the Audit Committee. Additionally, no holder of control or a relative of such person may serve on the Audit Committee. The amendments will also provide the Audit Committee with greater scope of responsibility in reviewing and managing the Corporation’s internal affairs.

            Provisions applying to the Audit Committee requirements can be found at Sections 114-117 of Section 39A (see Schedule A of this Information Circular) and Article H referred to in such Sections (see Schedule B). The corresponding amendments to the Corporation’s by-laws can be found at Section 6.2 of the Amended By-laws (see Schedule C of this Information Circular).

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Section 6.2, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

11.        Resolution: Shareholder Right to Access

            Sections 184-185 of Section 39A provides Shareholders with a statutory right to access to certain corporate documents (see Schedule A of this Information Circular). The corresponding by-law amendment can be found at Sections 1.1(j), 1.1(v), 1.1(w) and Article 13 of the Amended By-laws (see Schedule C of this Information Circular).

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Sections 1.1(j), 1.1(v), 1.1(w) and Article 13, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

12.        Resolution: Transaction Approvals

            Sections 270(4) and 275 to 282 of Section 39A provide that certain transactions will require the approval of the Audit Committee, the Board and Shareholders (see Schedule A of this Information Circular). Approval by Shareholders will require a majority of the votes, including the majority of those Shareholders that do not have a personal interest in the approval of the transaction, and opposing votes of not greater than 2% of the voting rights attached to the Common Shares.

            Transactions that will require such approvals will include:

(i)	an extraordinary transaction with a holder of control or with another persons in which the holder of control has a personal interest, including a private placement; and

(ii)	the entering into of a contract with a holder of control or its relative, directly or indirectly, or with a company under its control, concerning:

	(1)	the receipt of services by the Corporation; or

	(2)	terms of service of employment.

            For the purposes of this Section, “holder of control” includes a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in a company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders; and

            “relative” means spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or the parent of the spouse or the spouse of each of these.

            Generally, ongoing contracts will require approval once every three years. This approval requirement will operate in addition to Canadian securities law requirements.

            A Shareholder participating in such vote shall notify the Corporation whether they have a personal interest in the transaction. Details on how to notify the Corporation are contained in Section 276 of Section 39A (see Schedule A of this Information Circular).

            The corresponding by-law amendments relating to the approvals required for certain transactions can be found at Section 1.1(l) and Article 8 of the Amended By-laws (see Schedule C of this Information Circular).

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Section 1.1(l) and Article 8, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

13.        Resolution: Director and Officer Indemnity

            The Amended By-laws of the Corporation include Sections 7.4 and 7.5 which provide that the Corporation will indemnify its directors and officers and purchase insurance for them (see Schedule C of this Information Circular). The Board believes this is common for public corporations in Canada and has been in compliance with these provisions historically. The Board feels it would be appropriate to codify these protections in the by-laws of the Corporation.

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Sections 7.4 and 7.5, substantially in the form attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

14.        Resolution: Appointment of Co-Chairs

            The Amended By-laws of the Corporation include Sections 5.8 which provide that the Board may appoint two people to act as co-chairs of the Corporation. The Corporation may appoint a second Chairman if it is determined to be in the best interest of the Corporation. Sections 2.2, 2.7, 5.1, 5.5 and 12.11 contain consequential amendments in order to implement the possibility of two Chairmen.

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to include Sections 2.2, 2.7, 5.1, 5.5, 5.8 and 12.11 as set out in the draft by-laws attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, is hereby authorized and approved; and

2.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

15.        Resolution: Definitions, Title, Companies Law Amendments & Paramountcy

            The Amended By-laws include defined terms used in many of the new sections of the Amended Bylaws and reflect the change of the name of the Corporation that took place in 2009. The Amended Bylaws also include a provision that provides that in the event that the applicable Israeli minister prescribes legislation, provided such legislation does not conflict with the CBCA or Canadian laws, the Corporation shall comply with such legislation. The Amended By-Laws also include a paramountcy provision that provides that in the event of any conflict between the Corporation’s bylaws and the CBCA and Canadian securities laws, the CBCA and Canadian securities laws will govern. This is a generally established principal of law in Canada and the Board feels it would be appropriate to codify this principal in the by-laws of the Corporation. The Amended By-laws also include minor amendments to existing sections in order to properly reflect the new sections added.

            The Shareholders will be requested at the Meeting to pass the following ordinary resolution:

            “IT IS HEREBY RESOLVED, THAT:

1.

the amendment of the by-laws of the Corporation to revise the name of the Corporation, as set out in the draft by-laws attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, is hereby authorized and approved;

2.

the amendment of the by-laws of the Corporation to include Sections 1.1(i), 1.1(r), 1.1(s), 1.1(t), 1.4, 1.5 and to amend Sections 7.1, 7.2 and 12.21, as set out in the draft by-laws attached as Schedule C to the Management Information Circular of the Corporation dated May 2, 2012, effective upon commencement of the trading of the Common Shares on the TASE, and which will remain effective until the cessation of the listing of the Common Shares on the TASE, is hereby authorized and approved; and

3.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the amendment of the by-laws in accordance with the foregoing resolution, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the by-laws of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

16.        Resolution: Amendment of the Stock Option Plan

            Shareholders have previously approved the Corporation’s stock option plan in substantially its current form (the “Stock Option Plan”), which is known as a “rolling plan”. In order to comply with TASE listing requirements, some minor amendments are required. The full text of the amended Stock Option Plan is attached as Schedule D to this Management Information Circular and is black-lined to highlight the changes from the existing Stock Option Plan (the “Amended Stock Option Plan”). Capitalized terms used in this Section 16 have the definitions given to such terms in the Amended Stock Option Plan.

            The Amendments to the Stock Option Plan do not affect any current or future accounting treatment in the financial statements.

            The material changes and amendments to the Stock Option Plan, are as follows:

1.

Subsection 5.1(c) was added, which provides that a cash dividend and/or any rights offering to other shareholders of the Company shall not trigger any adjustment to the options granted under the Stock Option Plan.

3.

The definition of "Employee" in Exhibit A (the Israeli Supplement) has been revised to more specifically mean a person who is employed by an Israeli resident Affiliate, including an individual who is serving as a director or an office holder, but excluding any Controlling Shareholder (all as determined in Section 102 of the Ordinance).

4.

The definition of "Trustee" in Exhibit A has changed to the following - any individual or entity appointed by the Corporation to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

5.	The Governing Law and Jurisdiction Section in Exhibit A was deleted.

            The TSXV has conditionally approved the Amended Stock Option Plan, subject to the following resolution being approved by a majority of votes cast at the Meeting by Shareholders:

            “IT IS HEREBY RESOLVED, THAT:

1.	the Amended Stock Option Plan as set forth in Schedule D to the Information Circular of the Corporation dated May 2, 2012 be and is hereby ratified, confirmed and approved;

2.	The continuation under the Amended Stock Option Plan of all options that have been issued pursuant to the existing Stock Option Plan is hereby approved; and

3.

any director or officer of the Corporation is hereby authorized for, on behalf of, and in the name of the Corporation to do and perform or cause to be done or performed all such things, to take or cause to be taken all such actions, to execute and deliver or cause to be executed and delivered all such agreements, documents and instruments, contemplated by, necessary or desirable in connection with the Amended Stock Option Plan and the foregoing resolutions, as may be required from time to time and contemplated and required in connection therewith, or as such director or officer in his or her discretion may consider necessary, advisable or appropriate in order to give effect to the intent and purposes of the foregoing resolutions, and the doing of such things, the taking of such actions and the execution of such agreements, documents and instruments shall be conclusive evidence that the same have been authorized and approved hereby.”

            The persons named in the Management Proxy intend to vote FOR the resolution amending the Stock Option Plan of the Corporation as set out above in the absence of directions to the contrary from the Shareholders appointing them. In order to pass the resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of the resolution.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

            None of the Corporation’s Directors or officers was indebted to the Corporation as at May 2, 2012.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

            No director or officer of the Corporation or its associates or, to the knowledge of such directors or officers, after reasonable inquiry, any person or company owning more than 10% of the Common Shares, has any material interest in any transaction since the commencement of the Corporation’s most recently completed financial year or in any matter to be acted upon at the Meeting which has materially affected or would materially affect the Corporation and its subsidiaries.

OTHER BUSINESS

            Management and the Directors are not aware of any amendments, variations or other matters intended to come before the Meeting other than those items of business set forth in the attached notice of Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the Management Proxy to vote on such other business in accordance with his judgment.

ADDITIONAL INFORMATION

            Additional information concerning the Corporation is available online at www.sedar.com.

            Financial information regarding the Corporation is provided in the Corporation’s interim consolidated financial statements for the period ended September 30, 2011 and the Corporation’s consolidated audited financial statements for the year ended December 31, 2010 and the accompanying management’s discussion and analysis.

            Written requests for a copy of the above documents should be directed to the CFO of Adira Energy Ltd., Suite 1204, 120 Adelaide St. W., Toronto, ON, Canada M5H 1T1.

GENERAL

            The Directors have approved the contents of this Information Circular and its sending to the Shareholders, the auditors of the Corporation and the appropriate governmental and regulatory agencies.

            DATED as of the 2nd day of May, 2012.

By Order of the Board of Directors

(Signed) DENNIS BENNIE
Chairman of the Board

SCHEDULE A

CERTIFIED TRANSLATION OF
CHAPTER 39A OF THE ISRAELI SECURITIES LAW, 5728-1968

The sections of the Companies Law, applicable on the company due to section 39A of the Securities Law

	Section #	Section Headline	The section
Part II: Foundation of a Company
Chapter 2: The General Meeting
Article B: Annual General Meeting and Special General Meeting
1.	63	Convening of	63.
		special general	(a) The board of directors of a private company may resolve to convene a
		meeting	special general meeting, and shall so convene at the demand of any one of the following:
(1) One director;
(2) One or more shareholders, holding at least ten percent of the issued capital and at least one percent of the voting rights in the company, or one or more shareholders with at least ten percent of the voting rights in the company.
(b) The board of directors of a public company may resolve to convene a special general meeting, and shall so convene at the demand of any of the following:
(1) Two directors or one-quarter of the directors in office;
(2) One or more shareholders with at least five percent of the issued share capital and at least one percent of the voting rights in the company, or one or more shareholders with at least five percent of the voting rights in the company.
(c) Where a board of directors is requested to convene a special general meeting, it shall convene such meeting within twenty-one days of the date on which the request was made, on the date designated in an invitation pursuant to section 67 or by a notice pursuant to section 69, provided that in respect of a public company, the date of convening the meeting shall be no later than thirty-five days after the date of the notice, unless otherwise provided in respect of a meeting to which Article G applies, and in respect of a private company the provisions of section 67 shall apply.
2.	64	Convening of	64.
		general meeting	(a) Where the board of directors has not convened a special general
		by shareholders	meeting demanded under section 63, the party demanding the convening of the meeting, and, in the case of shareholders, that portion of them that has more than half of their voting rights, may convene the meeting themselves, provided that the meeting shall not take place more than three months after the said demand is submitted, and that it is convened, if possible, in the same manner as meetings are convened by the board of directors.
(b) Where a general meeting is convened as provided in subsection (a), the company shall cover the reasonable costs incurred by the party demanding the convening of the meeting, and the directors responsible for the non-
convening of the meeting shall be responsible for repaying such costs to the company.
3.	65	Application to the	65.
		Court	(a) Where the board of directors has not convened a special general

	Section #	Section Headline	The section
meeting in accordance with a demand pursuant to section 63, the court may order the convening of such a meeting, at the request of a person making a demand for such.
(b) Where the court has ordered as aforesaid, the company shall bear reasonable costs incurred by the applicant in court proceedings, as set by the court, and the directors responsible for the non-convening of the meeting shall be responsible for repaying such costs to the company.
Article C: Convening and Direction of General Meeting
4.	66	Agenda	66.
(a) The agenda at a general meeting shall be fixed by the board of directors and may also include matters in respect of which the convening of a special meeting is required under section 63 as well as any matter requested as provided in subsection (b).
(b) One or more shareholders with at least one percent of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter in the general meeting; the Minister may prescribe provisions for the purpose of this section, including regarding the time of the submission of the request.
(c) Only resolutions regarding matters set out in the agenda may be passed by the general meeting.
5.	67	Dates of delivery	67.
		of invitations for	An invitation to a general meeting of a private company shall be delivered to
		private company	any person who is entitled to take part in the meeting, no later than seven days prior to the date of convening of the meeting, provided that such invitation shall not be delivered more than forty-five days prior to the date of convening of the meeting, if not otherwise provided in the articles of association.
6.	69	Notice of general	69.
		meeting of public	(a) Notice of a general meeting of a public company shall be published as
		company, and	prescribed by the Minister.
		contents thereof	(b) Cancelled.
(c) The notice shall set out the agenda, proposed resolutions and arrangements regarding voting by writing pursuant to the provisions of
Article G.
(d) The Minister may make provisions, after consultation with the
Securities Authority, in matters relating to this section including the manner of detailing subjects, unless there are provisions in this regard in another law.
Article G: Voting by Voting Paper and Statement of Position
7.	87	Voting at general	87.
		meeting by	(a) In a public company, shareholders may vote in the general meeting and
		written vote	in a class meeting by means of a voting paper in which the shareholder indicates how he votes on resolutions relating to the following matters:
(1) Appointment and removal of directors;
(2) Approval acts or transactions requiring the approval of the general meeting pursuant to the provisions of sections 255 and 268 to 275;
(3) Approval of a merger pursuant to section 320;
(4) Any other matter in respect of which there is a provision in the articles of association or thereunder to the effect that decisions of the general meeting may also be passed by means of a voting paper;
(5) Other matters prescribed by the Minister pursuant to section 89.

	Section #	Section Headline	The section
(b) A voting paper shall be sent by the company to every shareholder; a shareholder may indicate his vote on the voting paper and send it to the company.
(c) A voting paper on which a shareholder has indicated his vote and which has reached the company prior to the last day prescribed for such shall be considered as presence at the meeting for the purposes of the existence of a quorum as provided in section 78.
(d) A voting paper received by the company as provided in subsection (c)
regarding a particular matter in respect of which no vote was held at the general meeting shall be considered as an abstention in the vote at such general meeting in respect of a resolution to hold an adjourned meeting pursuant to the provisions of section 74, and shall be counted at the adjourned meeting to be held pursuant to the provisions of sections 74 or
79.
8.	89	Regulations	89.
The Minister may, in consultation with the Minister of Finance and the
Securities Authority, prescribe provisions regarding the voting paper and the statement of position pursuant to this Article, inter alia, with respect to the following matters:
(1) Matters in addition to those provided in section 87 to which this
Article applies;
(2) Grant of a full or partial exemption from the application of the provisions of sections 87 and 88, regarding certain types of companies, under such classification as may be prescribed, taking into account, inter alia, the rate of holdings of a person holding control of such companies, the majority required for passing the resolution at the general meeting in certain companies and taking into account the place of registration for trading in the securities of the company;
(3) Grant of an exemption from sending voting papers and statements of position to some of the shareholders in certain companies, taking into account the rate of voting rights or the value of shares held by them, and in respect of shareholders as provided in section 177(1), taking into account also the proportion of voting rights and the value of shares held by each separate member of a stock exchange in each securities account;
(4) The manner of service of voting papers and statements of position on shareholders, and the manner of sending voting papers to the company, including by means of members of a stock exchange or by means of a corporation controlled by them, or by means of some other corporation, the obligation of attaching a certificate evidencing ownership of shares on the prescribed date, and dates and timetables for effecting the acts required for carrying out the provisions of this Article;
(5) The maximum payment to be made for sending voting papers or statements of position and the manner of imposing such payments and expenses for sending them to the various parties taking part therein;
(6) Publication of statements of position in the manner to be prescribed as an alternative to serving them on shareholders;
(7) The manner of supervising the performance of the provisions of this
Article, including in respect of the obligation to keep registers of the performance of prescribed provisions;

	Section #	Section Headline	The section
			(8) The draft form of the voting paper and statement of position for
			matters in respect of which this Article applies.
Chapter 3: The Board of Directors
Article B: Chairman of Board of Directors
9.	95	Limitation on	95.
		election of	(a) The general manager of a public company or his relative may only
		chairman of the	serve as chairman of its board of directors in accordance with the
		board of	provisions of section 121(c); a person directly or indirectly subject to the
		directors	general manager of a public company, shall not serve as chairman of its
			board of directors; the director of a body corporate controlled by a public
			company may serve as chairman of the board of directors of the public
			company.
			(b) The chairman of the board of directors of a public company or his
			relative shall only be granted the powers of the general manager in
			accordance with the provisions of section 121(c) ; the chairman of the
			board of directors of a public company shall not be granted the powers of a
			person directly or indirectly subject to the general manager ; the chairman
			of the board of directors of a public company shall not serve in any other
			position in that company or in a body corporate under its control, but he
			may serve as chairman of the board of directors or as director in a body
			corporate under the company's control.
			(c) The provisions of subsection (a) shall cease to apply three months from
			the date on which a company becomes a public company.
			(d) The provisions of this section shall apply on a private company that
			issued bonds, mutatis mutandis, and every reference to section 121(c) shall
			be replaced with a reference to section 121(d).
Article I: Audit Committee
10.	114	Appointment of	114.
		Committee	The board of directors of a public company shall appoint from its members an
			audit committee and the provisions of Article H shall apply thereto, mutatis
			mutandis.
11.	115	Members of	115.
		committee	(a) There shall be no less than three members of the audit committee, and
			all of the outside directors shall be members thereof.
			(b) Neither the chairman of the board of directors nor any director who is
			employed by the company or who provides it with services on a permanent
			basis shall be members of the audit committee.
			(c) A holder of control or a relative of such a person shall not be a member
			of the audit committee.
12.	116	Invitation to	116.
		meetings	(a) The internal auditor of the company shall receive notices of the holding
			of meetings of the audit committee and shall be entitled to take part in
			them.
			(b) The internal auditor may request that the chairman of the audit
			committee convene the committee to discuss such matter as he may specify
			in his request, and the chairman of
			The audit committee shall convene the committee within a reasonable time
			from the date of the request, if he finds reason to do so.
			(c) A notice of the holding of a meeting of the audit committee at which a
			matter relating to the audit of financial reports is to be dealt with shall be
			sent to the auditor who may participate in the meeting.

	Section #	Section Headline	The section
13.	116A	Quorum for the	116A.
		adoption of	The quorum for discussions and for adoption of decisions by the audit
		decisions by the	committee is a majority of those present are independent directors and at least
		audit committee	one of them is an outside director.
14.	117	Functions of	117.
		audit committee	The functions of the audit committee shall be as follows:
(1) To locate defects in the company’s business administration, inter alia by consulting with the company’s internal auditor or with the auditor, and to make proposals to the board of directors regarding ways of correcting such defects; if the committee located a defect which is a substantial defect, the committee shall hold at least one meeting regarding the aforesaid defect, in the presence of the internal auditor or of the auditor, as the case may be, and in the absence of company officers that are not members of the
committee; notwithstanding the provisions of this section, an officer may be present in order to present a stand in a matter within the scope of the officer's responsibility.
a. To decide, based on reasons that shall be set out in details, in respect of acts referred to in section 255, whether the acts are substantial or not, and in respect of transactions referred to in sections 270(1) and 270(4), whether the transactions are
extraordinary or not, for the purpose of their approval under this law, and may decide in respect of such acts or
transactions, according to criteria that the committee shall prescribe once a year, in advance.
(2) To decide whether to approve acts and transactions requiring the approval of the audit committee under sections 255 and 268 to 275.
(3) In a company that under section 149 the internal auditor's work program is approved by the board of directors- to examine the work program before it is submitted to the board of directors for approval and to propose changes to it.
(4) To examine the company's internal audit system and the functioning of the internal auditor, and also whether the resources and
implements necessary for the fulfillment of his responsibility are available to him, with attention- inter alia- to the company's special needs and to its size.
(5) To examine the extent of the auditor's work and his remuneration and to bring its recommendations before whoever decides on his remuneration under section 155 and 165` if the company appointed a committee for the examination of its financial reports under section 171(e), it may decide that the examination under this paragraph be made by the said committee.
(6) To prescribe arrangements for dealing with complaints by the company's employees about faults in the management of its
business and about the protection that is to be afforded employees who complained as aforesaid.
Chapter 4: The General Manager
15.	121(c)	Powers of general	121.
		Manager	(c) Notwithstanding the provisions of section 95, the general meeting of a public company may decide that the chairman of the board of directors or his relative may be authorized – for periods, each of which shall not be longer than three years after the date on which the decision was adopted- to

	Section #	Section Headline	The section
			hold the position of the general manager or to exercise his powers, and also
			to authorize the general manager or his relative to fill the position of the
			chairman of the board of directors or to exercise his powers on condition
			that one of the following hold true:
			(1) The majority at the general meeting includes at least two thirds of
			the shareholders who are not holders of control in the company and
			have no personal interest in the approval of the decision; the count
			of the aforesaid shareholders' votes shall not take abstentions into
			account; the provisions of section 276 shall apply, mutatis
			mutandis, to persons who have a personal interest.
			The total number of opposing votes from among the shareholders said in
			paragraph (1) does not exceed 2% of the total of voting rights in the company.
Part IV: Administration of the Company
Chapter 4: Internal Auditor in a Public Company
16.	146	Duty to appoint	146.
		internal auditor	(a) The board of directors of a public company shall appoint an internal
			auditor; the internal auditor shall be appointed at the proposal of the audit
			committee.
			(b) A person who has an interest in the company, who is an office holder in
			the company or is a relative of any of these, as well as the auditor or any
			person acting on his behalf shall not act as an internal auditor of the
			company.
17.	147	Internal Audit	147.
		Law	The provisions of sections 3(a), 4(b), 8 to 10 and 14(b) and (c) of the Internal
			Audit Law, 5752-19926 shall apply to the internal auditor, subject to the
			provisions of this Chapter, and mutatis mutandis as the case may be.
18.	148	Person	148.
		responsible for	The internal auditor shall be responsible to the chairman of the board of
		internal auditor	directors or the general manager, as may be prescribed in the articles of
			association, or, in the absence of a provision in the articles of association, as
			the board of directors may determine.
19.	149	Work program	149.
			The internal auditor shall submit a proposal for an annual or periodical work
			program for the approval of the board of directors, or for the approval of the
			audit committee, as provided in the articles of association, or in the absence of
			a provision in the articles of association, as prescribed by the board of
			directors, and the board of directors or the audit committee, as the case may be,
			shall approve it, with such amendments as they see fit.
20.	150	Urgent	150.
		examination	The chairman of the board of directors or the chairman of the audit committee
			may require the internal auditor to perform an internal audit, in addition to the
			work program, regarding matters requiring urgent examination.
21.	151	Role of internal	151.
		Auditor	The internal auditor shall examine, inter alia, the propriety of acts of the
			company from the point of view of compliance with the law and proper
			business administration.
22.	152	Submitting of	152.
		Reports	The internal auditor shall submit a report of his findings to the chairman of the
			board of directors, to the general manager and to the chairman of the audit
			committee; a report relating to matters audited pursuant to section 150 shall be

	Section #	Section Headline	The section
provided to whoever charged the internal auditor with carrying out the audit.
23.	153	Ceasing to act	153.
(a) The office of an internal auditor shall not be terminated without his consent, nor shall he be suspended from his position, unless the board of directors has so resolved after hearing the opinion of the audit committee, and after giving the internal auditor a reasonable opportunity to present his case to the board of directors and to the audit committee.
(b) For the purposes of subsection (a), the quorum required to open a meeting of the board of directors shall be no less than a majority of the members of the board of directors, notwithstanding the provisions at the end of section 104.
Part V: The Shareholder
Chapter 2: Rights and Obligations of Shareholders
24.	184	Rights to	184.
		information	Shareholders shall have the right to inspect the following documents of the company:
(1) Minutes of general meetings, referred to in section 90;
(2) The register of shareholders and the register of substantial shareholders, as referred to in section 129;
(3) Any document held by the company, as provided in section 185;
(4) The articles of association of the company, referred to in section
187.
Any document which the company is required to file under this Law and under any law with the Companies Registry or the Securities Authority, available for public inspection at the Companies Registry or the Securities Authority, as the
case may be.
25.	185	Inspection of	185.
		company	(a) A shareholder shall be entitled to require from the company inspection
		documents	of any document in its possession, indicating for what purpose, in any of the following instances:
(1) The document relates to an act or transaction requiring the consent of the general meeting under the provisions of sections 255 and 268 to 275;
(2) In a private company, if needed for passing a resolution regarding a matter that is on the agenda of the company’s general meeting.
(b) The company may refuse the request of the shareholder if in its opinion the request was not made in good faith or the documents requested contain a commercial secret or a patent, or disclosure of the documents could prejudice the good of the company in some other way.
Chapter 3: Derivative and Class Actions
Article A: Derivative Action and Derivative Defense
26.	194	Preconditions for	194.
		filing of claim	(a) Any shareholder and any director of a company (in this Chapter
“plaintiff”) may file a derivative action if the provisions of this Article prevail.
(b) Any person wishing to file a derivative action shall address the company in writing, demanding that it exhaust its rights by instituting an action (in this Chapter “a demand”).
(c) The demand shall be presented to the chairman of the board of directors of the company, and it shall set out in detail the facts giving rise to the

	Section #	Section Headline	The section
cause of action and the reasons for its submission.
(d) Notwithstanding the provisions of subsection (b), a person who wishes to bring a derivative action does not have to address a demand to the company according to the provisions of that subsection, if one of the following applies:
(1) The company organ competent to decide on submission of the action, has a personal interest in the decision, and if the said organ is composed of several individuals- one half or more of the
individuals in the organ has a personal interest.
There is a reasonable suspicion that addressing a demand to the company shall interfere with the possibility of obtaining the desired relief.
27.	195	Response of	195.
		company	A company that receives a demand may proceed in one of the following ways:
(1) Do any act or pass any resolution resulting in the dropping of the cause of action;
(2) Reject the plaintiff’s demand, for reasons specified in its resolution.
Resolve to file a suit.
28.	196	Company’s	196.
		response to	The company shall inform the plaintiff of the way in which it proceeded under
		plaintiff	section 195 within forty-five days of the date of receipt of the demand, giving details of the action taken and the body that passed the resolution, including the names of those who participated in passing the resolution; where a participant or an office holder in the company has a personal interest in the resolution, this shall be stated in the resolution and in the notice to the plaintiff.
29.	197	Right to file	197.
		derivative action	A plaintiff may file a derivative action with the approval of the court, in accordance with the provisions of section 198, if one of the following applies:
(1) The act done or the resolution made under section 195(1) did not, in the plaintiff’s opinion, bring about the dropping of the cause of action;
(2) The company rejected the plaintiff’s demand as provided in section
195(2);
(3) The company gave notice to the plaintiff that it has resolved to file a suit, as provided in section 195(3), but no suit was filed within seventy-five days of the date of such notice;
(4) The company did not respond to the demand in accordance with section 196.
The plaintiff is exempt of addressing a demand to the company under the provisions of section 194(d).
30.	198	Approval of	198.
		derivative action	(a) A derivative action requires the approval of the court, which shall approve it if convinced that the claim and the conduct thereof, are prima facie in the best interests of the company and that the plaintiff is not acting with lack of good faith.
(b) The court may approve the filing of a derivative action filed before the dates laid down in sections 196 or 197 have elapsed if it is of the opinion that failure to file the claim on such date would cause it to become prescribed, and it may make the approval conditional upon the fulfillment of the conditions laid down in this article for filing a derivative action.
31.	198A	Request to	198A.
		disclose	(a) Any person entitled to file a derivative action under section 197 may
		documents	petition the court, before submitting a request for approval of the action or

	Section #	Section Headline	The section
			thereafter, that it orders the company to disclose documents connected to
			the procedure of approving the derivative action.
			(b) The court may approve the petition described in subsection (a), if it is
			satisfied that the petitioner presented an a priori evidentiary basis that the
			conditions for approval of the derivative action exist, as detailed in section
			198(a).
32.	199	Fee and costs	199.
			(a) When a derivative action is filed, the plaintiff shall only pay part of the
			court fees, in a proportion set by the minister.
			(b) If the court approved a derivative action, the company shall refund the
			plaintiff with the fee he paid and it shall pay the reminder of the court fees
			in respect of the derivative action in the manner and at the rate set by the
			minister, and notwithstanding the provision of any statute, nonpayment of
			the court fee shall not delay hearing the action; the court may:
			(2) Order the company to pay the plaintiff such sums as it may
			prescribe to cover the plaintiff’s costs or to deposit a security for
			such payment.
			Require the company to deposit security to cover the defendant’s costs.
33.	200	Costs	200.
			Where the court has pronounced judgment in the derivative action and
			adjudged costs to the defendant, then the company shall pay the costs adjudged
			as aforesaid, unless the court determined- for special reasons that shall be
			recorded – that the costs be paid by the plaintiff, and it may impose payment of
			the plaintiff's costs on the company, and it may also impose on the plaintiff
			payment of all or some of the costs caused to the company, taking into account
			the judgment and the other circumstances of the case.
34.	200A	Advocate's fees in	200A.
		a derivative	(a) The court shall set the fees of the advocate who represented the plaintiff
		action	in the derivative action; the advocate shall not accept legal fees in an
			amount greater than the amount set by the court.
			(b) The fees shall be paid by the company, unless the court decided – for
			special reasons that shall be recorded- that the plaintiff shall pay the legal
			fees.
35.	201	Reward	201.
			Where the court rules in favor of the company, it may order the payment of a
			reward to the plaintiff who took the trouble to file the derivative action and to
			prove it.
36.	202	Arrangement or	202.
		settlement	(a) A plaintiff shall withdraw a derivative action or make an arrangement
			or compromise with the defendant only with the court's approval; all
			particulars of the arrangement shall be specified in the petition for
			approval, including any consideration that is proposed for the plaintiff.
			(b) If the court was petitioned to approve a compromise or arrangement as
			said in subsection (a), it shall order a notice of the particulars of the
			arrangement or compromise to be published; share holders, directors and
			also creditors in respect of the derivative action under section 204 may-
			within the time that the court shall prescribe- submit opposition to approval
			of the arrangement or compromise.
37.	203	Derivative	203.
		defense	(a) Where a claim is filed against a company, the court may, at the request
			of a shareholder or director (in this Chapter “the derivative defendant”)

	Section #	Section Headline	The section
			allow such person to defend the claim
			on behalf of the company (hereinafter “the derivative defense”) provided
			that the court is convinced that the conduct of the derivative defense is for
			the benefit of the company, and that the derivative defendant is not acting
			with lack of good faith.
			(b) The provisions of this Article regarding a derivative action shall apply,
			mutatis mutandis, to a derivative defense to the extent that provisions are
			not prescribed by the Minister.
38.	204	Prohibited	204.
		distribution of	A creditor of a company may file a derivative action on behalf of the company
		dividend	in respect of a prohibited distribution made by the company, and the
			provisions of this Article shall apply thereto, mutatis mutandis.
39.	205	Company in	205.
		liquidation	Neither a derivative action nor a derivative defense shall be filed on behalf of a
			company over which a liquidator has been appointed under Chapter 12 of the
			Companies Ordinance.
40.	205A	Financing by the	205A.
		authority	(a) A person who wants to file a derivative action in the name of a public
			company or of a private company to which the provisions of section 171(a)
			apply, or a plaintiff in a said action may request the Securities Authority to
			bear his costs.
			(b) Where the Securities Authority is convinced that the action is in the
			interests of the public and that there is a reasonable chance that the court
			will approve it as a derivative action, the Authority may bear the plaintiff’s
			costs, in such sum and on such conditions as it shall prescribe; the
			authority's decision under this section shall not constitute evidence and it
			cannot be submitted to the court.
			(c) Where the court rules in favor of the plaintiff, it may order in its
			judgment indemnification of the Securities Authority for its costs.
41.	206	Regulations	206.
			The Minister may prescribe provisions regarding derivative actions and
			derivative defenses, including the procedures for the approval, the amount of
			court fees and when and how they shall be paid.
42.	209	Funding by	209.
		Authority	(a) A plaintiff seeking to sue in a class action according to the provisions of
			the Class actions law 5766-2006, deriving from a connection to a security
			issued by the government, to options or futures, as defined in section 64(b)
			to the joint investment in trust law 5754-1994, or to a security of a public
			company, may request the Securities Authority to bear his costs. In this
			section, "public company" means a company the securities of which are
			listed for trading on a stock exchange in Israel, or were offered to the
			public in Israel under a prospectus, as defined in the securities law.
			(b) Where the Securities Authority is convinced that the action is in the
			interests of the public and that there is a reasonable chance that the court
			will approve it as a class action, the Authority may bear the plaintiff’s
			costs, in such sum and on such conditions as it shall prescribe.
			(c) Where the court rules in favor of the plaintiff, it may order in its
			judgment indemnification of the Securities Authority for its costs.
43.	210-218		These sections are no longer in force.
Part VI: Office Holders in a Company

	Section #	Section Headline	The section
Chapter 1: Directors’ Appointment and Term Office
Article A: Term of Office of Director and Termination thereof
44.	219	Number of	(a) A company may prescribe in the articles of association the number of
		Directors	directors and the maximum and minimum number of directors.
(b) In a private company, that did not issue bonds, at least one director shall hold office.
(c) In a public company and in a private company that issued bonds, at least two outside directors as provided in section 239 shall hold office, and at least one of them shall be a director with accounting or financial expertise and the others shall have professional qualification, within the meaning thereof in section 240 (hereinafter in this law: “Professionally
Qualified Directors”).
(d) In a public company and in a private company that issued bonds, in addition to the outside director with accounting and financial expertise, directors with accounting and financial expertise in a number that the board of directors prescribed shall hold office.
(e) Cancelled.
Article B: Restrictions on Appointment and Termination of Office
45.	225	Duty of	225.
		disclosure	(a) A person who is a candidate to hold office as a director shall disclose to the person appointing him:
(1) Whether he has been convicted by a conclusive judgment of an offense referred to in section 226, where the period during which he is forbidden from serving as director under section 226 has not yet elapsed from the date of the judgment by which he was convicted.
(2) Whether he was convicted by a conclusive judgment of an offense referred to in section 226(a)(1) and the period set by the court under that subsection has not yet elapsed.
(3) Whether the Administrative Enforcement committee imposed on him means of enforcement that prohibits him from serving as a director of any public company or of any private company that issued bonds and the period set by the Administrative Enforcement committee in the aforesaid decision has not yet elapsed.
(b) In this section:
"Means of enforcement"- means of enforcement said in section 52DDD of the Securities Law, which were imposed under chapter 8"D" of the
Securities Law, under chapter 7(B) of the Regulation of Investment
Counseling, investment marketing and portfolio management Law 5755-
1995, or under Chapter 10"A" of the Joint Investment Trusts Law 5754-
1994, as the case may be;
"Administrative enforcement committee"- the committee appointed under section 52FF(b) of the Securities Law;
"Conclusive judgment"- a conclusive judgment in the first instance.
46.	226	Restriction on	226.
		appointment due	(a) A person convicted by a conclusive judgment of one of the following
		to conviction	offenses shall not hold office as a director in a public company or in a private company that issued bonds unless five years have passed since the date on which the judgment by which he was convicted was given:
(1) Offenses under sections 290 to 297, 392, 415, 418 to 420 and 422 to
428 of the Penal Law, 5737-1977, and under sections 52C, 52D,
53(a) and 54 of the Securities Law;
(2) Conviction by a court outside Israel of the offenses of bribery,

	Section #	Section Headline	The section
deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;
(a1) A person convicted by a conclusive judgment, as defined in section
225(b), of an offense not enumerated in subsection (a) shall not be appointed as a director of a public company or of a private company that issued bonds, if the court determined that because of nature, severity or circumstances- he is not fit to serve as a director of a public company or of a private company that issued bonds during a period set by the court, which shall not exceed five years, beginning with the day of the conclusive judgment.
(b) The court may determine, at the date of the conviction or thereafter, on the application of a person interested in being appointed as a director, that despite his conviction of offenses as laid down in subsections (a)(1) and
(a)(2), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company.
(c) The Minister may prescribe additional offenses to those laid down in subsection (a)(1).
(d) The court- and if appeal was submitted, the appeals court- may order a stay of implementation of appointment restrictions or of the lapse of service under this section until a date that it shall set, on conditions that it deems appropriate.
47.	226A	Restriction on	226A.
		appointment due	If the Administrative Enforcement committee imposed on a person means of
		to decisions of the	enforcement that prohibit his serving as a director of a public company or of a
		Administrative	private company that issued bonds, that person shall not be appointed as a
		Enforcement	director of a public company or of a private company that issued bonds in
		committee	which he must not serve as a director under that decision;
For the purpose of this section:
"Means of enforcement" and "Administrative enforcement committee": as defined in section 225(b).
48.	227	Limitation on	227.
		appointment	(a) A minor, a legally incompetent, or a person who has been declared bankrupt for so long as such person remains undischarged, shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.
(b) A person nominated to hold office as director to whom the provisions of subsection (1) apply shall disclose such to the person appointing him.
49.	227A	Obligation to give	227A.
		notice	If a condition required under this law for service as director ceases to hold true for a director or if grounds for termination of his service as director apply to him, then such director shall inform the company thereof immediately and his term of service shall be terminated when the notice is given.
50.	231	Obligation to	231.
		cease holding	Where a company becomes aware that a director was appointed contrary to the
		office	provisions of section 226, 226A or 227(a), or that a director committed a breach of the provisions of section 225, 227(b) or 232, the board of directors shall resolve, at its first meeting convened after becoming so aware, to terminate the office of such director, if it finds that the said conditions are fulfilled, and such office shall expire on the date of such resolution.
51.	232	Termination of	If a director was convicted by a conclusive judgment of an offense, as referred

	Section #	Section Headline	The section
		term of service in	to in section 226(a)(1) or (a1), then he shall so inform the company and the
		consequence of	term of his service shall end when the notice is given, and in a public company
		offense	or in a private company that issued bonds he cannot be reappointed to serve as director unless the period in which he is prohibited from serving as director has elapsed as aforesaid in section 226.
52.	232A	Lapse of service	232A.
		in consequence of	If the Administrative Enforcement committee decided to impose on a person
		an	means of enforcement that prohibit him from serving as a director in any
		Administrative	public company, in a private company that issued bonds or in the company in
		Enforcement	which he serves, it shall so inform the company and his term of service shall
		committee	lapse when the notice is given, and the company to which the prohibition
		decision	applies shall not be able to reappoint him as director, except when the period of the said prohibition has passed; in this section, "means of enforcement"
and "Administrative Enforcement committee"- as defined in section 225(b).
53.	234	Fiduciary duty	234.
A director who commits a breach of the duty of disclosure provided in sections
225, 227A, 227(b), 232, 232A or 245A shall be considered as having committed a breach of his fiduciary duty to the company.
Article E: Outside Director
54.	239	Duty to appoint	239.
(a) Two outside directors shall hold office in a public company.
(b) The outside directors shall be appointed by the general meeting, provided that one of the following conditions prevails:
(1) In counting the votes of the majority at the general meeting at majority of all the votes of shareholders who are not holders of control in the company or have a personal interest in the approval of the appointment, other than a personal interest that is not the result of personal relations with the holder of control, present at the time of voting are included; in counting the total votes of such
shareholders, abstentions shall not be taken into account; the provisions of section 276 shall apply, mutatis mutandis, to persons who do have a personal interest;
(2) The total number of votes opposing the appointment from among the shareholders referred to in paragraph (1) shall be no greater than two percent of the total voting rights in the company.
(c) The Minister may prescribe different rates from the rate provided in subsection (b)(2).
(d) In a company in which, on the date of appointment of an outside director, all members of the board of directors of the company are of one gender, the outside director appointed shall be of the other gender.
55.	240	Qualification for	240.
		appointment	(a) An individual who is a resident of Israel and who is qualified for appointment as a director may be appointed as an outside director;
however, a public company, the shares of which or part thereof were offered to the public abroad or are listed for trading on an exchange abroad, may appoint an outside director who is not a resident of Israel.
(a1)
(1) As outside directors shall be appointed persons with professional qualifications or with expertise in accounting and finance, on condition that at least one outside director will have an accounting and finance expertise.
(2) The minister shall, in consultation with the Securities authority, set

	Section #	Section Headline	The section
			conditions and criteria for directors with accounting and financial
			expertise.
			(b) No individual shall be appointed as an outside director if he is a relative
			of a holder of control or if at the time of the appointment or during the two
			years preceded the appointment- he, his relative, partner, employer, a
			person to whom he is directly or indirectly subject, or a corporation on
			which he has control, had a connection with the company, with a holder of
			control of the company or with a relative of the holder of control of the
			company on the date of appointment, or to another corporation, and in a
			company that had no holder of control or holder of a controlling block- also
			a connection with a person who at the time of the appointment is chairman
			of the board of directors, general manager, a substantial shareholder or
			holder of a senior position in the field of finance;
			for purposes of this subsection:
			“Connection” – an employment relationship, commercial or professional
			relations generally or control, as well as service as an office holder, other
			than service as a director appointed to serve as an outside director in a
			company about to offer shares to the public for the first time; the minister
			may, in consultation with the Securities Authority, determine that- on
			conditions he prescribed- certain matters shall not constitute a connection.
			“Other corporation” – a corporation in which the company or a holder of
			control of the company is holder of control at the time of the appointment
			or during the two years before the time of the appointment.
			(c) No individual shall be appointed as an outside director if his other
			positions or affairs create or are might create a conflict of interests with his
			position as director, or if they might constrain his ability to serve as a
			director.
			(d) A director of a company shall not be appointed as an outside director of
			another company if at such time a director of the other company is acting
			as an outside director of the first company.
			(e) An individual shall not be appointed as an outside director if he is a
			member of the Securities Authority or an employee thereof or if he is a
			member of the board of directors of a stock exchange in Israel or an
			employee thereof.
			(f) Without derogating from the provisions of subsection (b), an individual
			shall not serve as an outside director if he, his relative, partner, employer or
			person to whom he is directly or indirectly subject or a body corporate of
			which he is a holder of control has business or professional relations with a
			person to whom relations are prohibited under the provisions of subsection
			(b), even if those relations are not general – except for negligible relations-
			and also an individual who received consideration in violation of the
			provisions of section 244(b); if said relations existed or if said
			consideration was received during the service of the outside director that
			shall for the purposes of sections 245A, 246 and 247- be deemed a
			violation of the conditions required for appointment or service as an
			outside director.
56.	241	Declaration	241.
			(a) A general meeting at which the appointment of an outside director is on
			the agenda may only be convened if the nominee has declared that he
			fulfills the conditions required for being appointed as an outside director
			(hereinafter “the declaration”).
			(b) The declaration shall be kept at the registered office of the company
			and shall be open for inspection by any person.

	Section #	Section Headline	The section
(c) The Minister may lay down provisions regarding the declaration.
57.	242	Initial outside	242.
		directors	Initial outside directors shall be appointed by general meeting to be convened no later than three months from the date on which the company became a public company.
58.	243	Participation in	243.
		committees	At least one outside director shall serve on every committee authorized to exercise any of the powers of the board of directors.
59.	244	Remuneration	244.
		and refund of	(a) An outside director is entitled to remuneration and to a refund of
		expenses	expenses as may be prescribed by the Minister upon consultation with the
Securities Authority.
(b) An outside director shall not receive, in addition to the remuneration to which he is entitled and refund of expenses, any other consideration, direct or indirect, for acting as a director of the company; for the purposes of this subsection, consideration shall not include the grant of an exemption, an undertaking to indemnify, indemnification or insurance pursuant to the provisions of Article C of Chapter 3.
60.	245	Duration of office	245.
(a) The term of office of an outside director shall be three years, and the company may, notwithstanding the provisions of section 240, appoint him for two further terms of three years.
(a1) An outside director shall be appointed to an additional term of service as said in subsection (a), if one of the following applies:
(1) One or several shareholders who hold at least 1% of all the voting rights in the company proposed his candidacy for an additional term, the appointment was approved by a majority at a general meeting and all the following held true:
(a) In counting all the votes of shareholders at the general meeting the votes of shareholders who are holders of control and the votes of those with personal interest in the approval of the appointment, other than personal interest that is not the result of relations with a holder of control, shall not be taken into account.
(b) The total of the votes of supporters among shareholders who are not holders of control of the company or do not have a personal interest in the approval of the appointment, other than a personal interest that is not the result of relations with a holder of control, is greater than 2% of all voting rights in the company.
(2) The board of directors proposed his candidacy for an additional term and the appointment was approved according to the provisions of section 239(b).
(a2) The Minister may prescribe different rates from the rate provided in subsection (a1)(1)(b).
(a3) Notwithstanding the provisions of subsection (a), a company may prescribe in its by-laws that the total time of service of an outside director not exceed six years; when a company has prescribed as aforesaid in its by-
laws, that provision shall only apply to an outside director who was first appointed after that provision was made.
(b) An outside director shall only be dismissed in accordance with the provisions of sections 233, 246 and 247.
61.	245A.	Obligation to	245A.
		notify	If one of the conditions required for his service as an outside director under

	Section #	Section Headline	The section
this law ceased to hold true for an outside director, then he shall immediately inform the company and his service shall lapse when the notice is given.
62.	246	Termination of	246.
		office by general	(a) Where the board of directors becomes aware that there is a suspicion
		meeting	that an outside director has ceased to fulfill one of the conditions required under this Law for his appointment as an outside director, or that there is a suspicion that the director has committed a breach of a fiduciary duty to the company, the board of directors shall discuss such matter at the first meeting to be convened after becoming so aware.
(b) Where the board of directors finds that the outside director has ceased to fulfill one of the conditions required under this Law for his appointment or that he has committed a breach of his fiduciary duty, the board of directors shall convene a special general meeting on the agenda of which shall be the termination of office of the outside director.
(c) The reasons for the finding of the board of directors shall be presented to the special general meeting and the outside director shall be given a reasonable opportunity to express his position; the resolution of the special general meeting regarding the termination of the office of the outside director shall be passed by the same majority as is required for his appointment.
63.	247	Termination of	247.
		office by court	The court may, on the application of a director or a shareholder, order the termination of the office of an outside director if it is of the opinion that he has ceased to fulfill one of the conditions required under this Law for his appointment as an outside director or that he has committed a breach of a fiduciary duty to the company.
64.	248	Appointment by	248.
		special general	Where the position of outside director becomes vacant and there are not two
		meeting	other outside directors serving in the company, the board of directors shall convene a special general meeting, for the earliest date possible, on the agenda of which shall be the appointment of an outside director.
65.	249	Prohibition	249.
		against	(a) A public company, its holder of control or a corporation controlled by
		appointment and	him shall not give a person who served as outside director of the public
		employment	company, to his spouse or his children any direct or indirect benefit, including shall not appoint him, his spouse or his children to any officer's position in the public company or in a corporation controlled by its holder of control, shall not employ him and shall not accept from him professional services for consideration, whether directly or indirectly, also not through a corporation under his control, unless two years have elapsed since his service as an outside director of the public company, and in respect of a relative other than his spouse or child- one year since his service as an outside director.
(b) The provisions of this section shall not apply to the appointment or employment of a person who served as an outside director in a government company or government subsidiary and to the acceptance of professional services from him by the state or by another government company or government subsidiary, if the minister responsible for its affairs is not the minister responsible for the company in which he served as an outside director.
66.	249(A)	Outside director	249A.
		of a company that	(a) From the day on which a public company became a private company,

	Section #	Section Headline	The section
		becomes a private	the provisions of this article shall not apply to persons who serve or served
		company	as outside directors of the company.
(b) If the company did not decide in regard of the continuation of the director's service, then his tenure shall be terminated three months after the company became a private company.
Chapter 2: Appointment and Dismissal of Other Office Holders
67.	251(A)	Application of	Section 225 to 226A, 231 to 232A, 233(2) and 234 shall apply, mutatis
		sections on	mutandis, to officers in public companies who are not directors.
appointment
restrictions and
lapse of service
from Article 2
chapter 1
Chapter 3: Duties of Office Holders
Article A: Duty of Care
68.	252	Duty of care	252.
(a) An office holder owes a duty of care to the company as provided in sections 35 and 36 of the Civil Wrongs Ordinance [New Version].
(b) The provisions of subsection (a) shall not preclude a duty of care being owed by an office holder to another person.
69.	253	Precautions and	253.
		standard of	An office holder shall act with the standard of proficiency with which a
		proficiency	reasonable office holder, in the same position and in the same circumstances, would act; this shall include taking reasonable steps, in view of the circumstances of the case, to obtain information regarding the business expedience of an act submitted for his approval or of an act done by him by virtue of his position, and to obtain all other pertinent information regarding such acts.
70.	253A	Obligation of	253A.
		caution for	The appointment of a director with accounting or financial expertise or with
		directors with	professional qualifications under section 219(d) or 240(a1) does not change his
		expertise or	responsibility and that of the other directors of the company, which is imposed
		qualifications	on them under any statute.
Article B: Fiduciary Duty
71.	254	Fiduciary duty	254.
(a) An office holder shall owe a fiduciary duty to the company, shall act in good faith and for the benefit of the company, including the following:
(1) He shall refrain from any act involving a conflict of interest between the fulfillment of his role in the company and the
fulfillment of any other role or his own personal affairs;
(2) He shall refrain from any act involving competition with the business of the company;
(3) He shall refrain from taking advantage of a business opportunity of the company with the aim of obtaining a benefit for himself or for any other person;
(4) He shall disclose all information to the company and shall provide it with all documents relating to its interest that reach him by virtue of his position with the company.
(b) The provisions of subsection (a) shall not preclude a fiduciary duty

	Section #	Section Headline	The section
			being owed by an office holder to any other person.
72.	255	Approval of acts	255.
			(a) A company may approve any of the acts enumerated in section 254(a)
			provided that all the following conditions apply:
			(1) The office holder acted in good faith and neither the act nor the
			approval of the act prejudices the good of the company;
			(2) The office holder disclosed the essence of his personal interest in
			the act, including any substantial fact or document, a reasonable
			time before the date for discussion of the approval.
			(b) The company’s approval for acts that are not substantial acts shall be
			given in accordance with the provisions of Chapter 5 regarding the
			approval of transactions, and the company’s approval for substantial acts
			shall be given in accordance with the provisions of Chapter 5 regarding the
			approval of extraordinary transactions; the provisions of Chapter 5
			regarding the validity of transactions shall apply, mutatis mutandis, to the
			validity of acts.
73.	256	Remedies	256.
			(a) The rules applying to breach of contract shall apply, mutatis mutandis,
			to the breach of the fiduciary duty of an office holder.
			(b) Without derogating from the generality of the provisions of subsection
			(a), an office holder in breach of a fiduciary duty towards the company
			shall be considered as a person in breach of his contract with the company.
			(c) A company may revoke an act done by an office holder on behalf of the
			company towards another person or may claim from such person the
			compensation owed to it from the office holder, even without canceling the
			act, if such person knew of the breach of the office holder’s fiduciary duty,
			and knew or ought to have known of the lack of approval of the act.
			(d) There is a presumption that a person was not required to have known
			about the lack of approval of an act as necessitated under this Chapter if
			such person received confirmation from the board of directors that all
			consents required for the act were received.
Article C: Exemption, Indemnification and Insurance
74.	261	Liability	A company may, if appropriate provision has been laid down in the articles of
		insurance	association, enter into a contract to insure the liability of an office holder
			therein for obligation imposed upon him due to an act performed by him by
			virtue of his being an office holder, in any of the following instances:
			(1) Breach of duty of care towards the company or towards any other
			person;
			(2) Breach of fiduciary duty towards the company, provided that the
			office holder acted in good faith and had reasonable foundation for
			presuming that the act would not harm the good of the company.
			A financial liability imposed upon him for the benefit of another person.
Chapter 5: Transactions with Interested Parties
75.	270(4)	Transactions	270.
		requiring special	The following transactions of a company require approval as set out in this
		approvals	Chapter, provided that the transaction does not harm the best interests of the
			company:
			An extraordinary transaction of a public company with a holder of
			control therein, or an extraordinary transaction of a public company
			with another person in which the holder of control has a personal
			interest, including a private placement that in which the holder of

Section #	Section Headline	The section
control has personal interest; as well as the conclusion of a contract by a public company with a holder of control of it or with its relative, whether directly or indirectly, also through a company under his control, concerning the receipt of services from him by the company –
in respect of the terms of his service and employment, and if he is a company employee and is not its officer- in respect of his employment by the company;
76.	275	Transaction with	275.
holder of control	(a) A transaction to which the provisions of section 270(4) apply shall require the approvals by those mentioned below, in the following order:
(1)	The audit committee;
(2)	The board of directors;
(3)	The general meeting, provided that one of the following applies:
a.	In a count of votes, the majority in the general meeting
includes at least a majority of all of the votes of those
shareholders that do not have a personal interest in the
approval of the transaction, who participate at the vote;
b.	The total of opposition votes amongst the shareholders
referred to in subparagraph (a) above shall not be greater than two percent of all the voting rights in the company.
(a1) A transaction said in subsection (a) for a period of more than three years requires approval, as said in that subsection, once every three years.
Notwithstanding the provisions of paragraph (1), only a transaction said in the opening passage of section 270(4) can be approved for a period of more than three years, on condition that the audit committee certified that- under the circumstances of the case- a contract for the aforesaid period is reasonable.
The provisions of paragraphs (1) and (2) shall apply to transactions of a company that became a public company, in respect of the period after its conversation into a public company.
(b) The minister may prescribe proportions different from that said in subsection (a)(3b).
77.	276	Disclosure of	276.
personal interest	A shareholder participating in a vote under section 275 shall notify the company prior to the vote in the meeting, or, if the vote is by way of voting papers, on the voting paper whether or not he has a personal interest in the approval of the transaction; where a shareholder does not so notify, he shall not vote and his vote shall not be counted.
78.	277	Cumulative	277.
approvals	Where the conditions prescribed for more than one of the alternatives in section 270 apply in respect of a transaction, the transaction shall require approvals in accordance with the provisions applying to each alternative.
79.	278	Abstention of	278.
directors	(a) A person who has a personal interest in the approval of a transaction, other than a transaction as referred to in section 271, that is brought before the audit committee or the board of directors for approval, shall not be present during the deliberations and shall not take part in the voting of the audit committee or of the board of directors.
(b) Notwithstanding the provisions of subsection (a), a director may be present at a deliberation of the audit committee and may take part in the voting if the majority of the members of the audit committee have a personal interest in the approval of the transaction; likewise, a director may

	Section #	Section Headline	The section
			be present at the deliberations of the board of directors and may take part in
			the voting if the majority of the directors of the company have a personal
			interest in the approval of the transaction.
			(c) Where the majority of the directors on the board of directors of a
			company have a personal interest in the approval of a transaction as
			aforesaid in subsection (a), the transaction shall also require the approval of
			the general meeting.
80.	279	Audit committee	279.
		of a public	The audit committee of a public company shall not be permitted to grant an
		company	approval required under this Chapter, unless, at the time of the grant of the
			approval, it meets the conditions of section 115.
81.	280	Invalid	280.
		transaction.	(a) An extraordinary transaction of a public company with its officer or a
			transaction as said in section 270(4) with a holder of control thereof shall
			not be valid in respect of the company or the office holder or holder of
			control if the transaction is not approved in accordance with the provisions
			of this Chapter or if a substantial defect has occurred in the approval
			process, or if the transaction was effected in a way that deviated
			substantially form the terms of the approval.
			(b) A transaction referred to in subsection (a) shall likewise not be valid in
			respect of any other person if such person knew of the personal interest of
			the office holder or of the holder of control in the approval of the
			transaction, and knew or ought to have known of the lack of approval of
			such transaction as required under this Chapter.
82.	281	Revocation of	281.
		transaction	A company may revoke a transaction with another person requiring approval
			as provided in this Chapter, other than a transaction as provided in section 271,
			and it may claim compensation from such person for damage caused to it even
			without revoking the transaction, if such person knew of the personal interest
			of an office holder of the company in the approval of the transaction or of the
			personal interest of the holder of control of the public company in the approval
			of the transaction, and knew or ought to have known of the lack of approval of
			the transaction as required by this Chapter.
83.	282	Approval by	282.
		board of	It shall be presumed that a person ought not to have known of the lack of
		directors	approval of a transaction as required under this Chapter where such person has
			received the confirmation of the board of directors to the fact that all of the
			approvals required for the transaction have been obtained.
Part VII: Acquisition of Companies
Chapter 2: Special Tender Offer
84.	328	Purchase of	328.
		control block or	(a) In a public company, a purchase shall not be carried out, if in
		of control	consequence thereof a person becomes the owner of a controlling block, if
			there is no owner of a controlling block in the company, and also no
			acquisition shall be carried out, if in consequence thereof the proportion of
			the acquirer's holdings rises above 45% of the voting rights in the
			company, except by way of a purchase offer under the provisions of this
			chapter (hereinafter “a special tender offer”).
			(b) The provisions of subsection (a) shall not apply:
			(1) To a purchase of shares in a private offering, on condition that the
			general meeting approved the purchase as a private offering, the

	Section #	Section Headline	The section
			purpose of which is to give the offeree a controlling block if there is
			no holder of controlling block in the company, or as a private
			offering, the purpose of which is to give 45% of the voting rights in
			the company, if in the company there is no person who holds 45%
			of the voting rights;
			(2) Purchase from the owner of a controlling block, in consequence of
			which a person will become the owner of a controlling block.
			(3) Purchase from whoever holds more than 45% of the voting rights in
			the company, in consequence of which the purchaser's holdings will
			increase to more than 45% of the voting rights in the company.
			(c) The provisions of this Chapter shall apply to a special tender offer, in
			addition to the provisions of any law regarding tender offers, as far as they
			do not contradict the provisions of this Chapter.
85.	329	Opinion of board	329.
		of directors	Where a special tender offer has been made, the board of directors of the target
			company shall give its opinion to offerees regarding the advisability of the
			special tender offer, or shall refrain from giving its opinion on the advisability
			of the special tender offer, if it is unable to do so, provided that it reports the
			reasons for its not so doing; the board of directors shall disclose all personal
			interests of each of the directors in or stemming from the tender offer.
86.	330	Duties of office	330.
		Holders	(a) An office holder in a target company who does an act by virtue of his
			office, other than acts referred to in subsection (b), the purpose of which is
			to forestall an existing or anticipated special tender offer, or to harm the
			chances of its being accepted, shall be liable to the offeror and the offerees
			for any damage resulting from his acts, unless he acted in good faith and
			had reasonable grounds for presuming that the act done by him was for the
			good of the company.
			(b) An office holder may negotiate with an offeror for the improvement of
			the conditions of his offer, and may negotiate with others in order to make
			a counter-offer.
87.	331	Consent of	331.
		shareholders	(a) A special tender offer shall be made to all offerees and the offerees may
			notify their consent to the special tender offer or of their objection to it.
			(b) A special tender offer shall only be accepted by a majority of the votes
			of those offerees who gave notice of their position in respect of the offer.
			(c) In counting the votes of offerees, the votes of a holder of control in the
			offeror, being a holder of a control block in the company, and of persons
			with a personal interest in the approval of the special tender offer, or any
			person acting on their or on the offeror’s behalf, including their relatives or
			corporations under their control, shall not be taken into account; the
			provisions of section 276 shall apply, mutatis mutandis, to whoever has a
			personal interest.
			(d) Where a special tender offer has been accepted, offerees who have not
			given notice of their position in respect of the tender offer, or who have
			objected to it, may consent to the offer, no more than four days after the
			last day for accepting the tender offer, or on such other date as the Minister
			may prescribe in this respect, and they shall be considered to have
			consented to the offer from the outset.
88.	332	Minimum	332.
		acceptance	A special tender offer shall not be accepted unless shares conferring at least
			five percent of the voting rights in the company have been purchased.

	Section #	Section Headline	The section
89.	333	Consequences of	333.
		prohibited	(a) Shares purchased in contravention of the provisions of this Chapter
		purchase	shall not confer any rights and shall be dormant shares, as defined in
			section 308, for so long as they are held by the purchaser.
			(b) Without prejudice to the provisions subsection (a), where the rate of a
			person’s holdings of voting rights increases, otherwise than due to a
			purchase under the provisions of section 328, to a rate conferring on him a
			control block where there is no owner of a control block in the company, or
			a rate higher than forty-five percent of the voting rights in the company if
			there is no other person holding more than half of the voting rights in the
			company, inter alia, as a result of the shares in the company having become
			dormant following a distribution, voting rights shall not be conferred on
			shares held by such person at a rate of more than twenty-five percent or
			forty-five percent, as the case may be, for so long as they are held by him.
			(b1) As soon as possible after he learned of the fact, a shareholder shall
			report the company about shares held by him, which do not give voting
			rights.
			(c) The infringement of the provisions of this Chapter shall be a breach of
			statutory duty towards the shareholders of the company.
90.	334	Consecutive	334.
		tender offers or	Where a special tender offer has been accepted, the offeror, any person
		mergers	controlling the offeror on the date of the offer, and any corporation controlled
			by them, shall not, for a period of one year following the date of the tender
			offer, make another tender offer for purchase of shares in the company, and
			they shall not effect a merger of the company unless they undertook to do so in
			the special tender offer.
91.	335	Regulations	335.
			The Minister, after consulting with the Securities Authority, may make
			provisions for the implementation of this Chapter, including provisions in
			respect of the manner of delivery of the special tender offer to offerees, and the
			receipt of their notices, and in particular, the Minister may apply the provisions
			concerning voting papers, and may prescribe the dates for holding special
			tender offers and the date for giving the opinion of the board of directors.
Chapter 3: Forced Sale of Shares
Article A: Purchase of Shares f the Minority by Holder of Control in a Public Company
92.	336	Complete tender	336.
		Offer	(a) A person shall not purchase shares or a class of shares in a public
			company that are listed for trading on a stock exchange in such a way that
			after the purchase he holds more than ninety percent of the shares or of the
			class of shares in the public company, other than by way of a tender offer
			of all of the shares or class of shares (hereinafter “a complete tender
			offer”), accepted under the provisions of this Chapter.
			(b) Where a person holds more than ninety percent of all of the shares in a
			public company, as set out in subsection (a), or of a class of shares, he shall
			not purchase any further shares, for so long as he holds such amount of
			shares.
93.	337	Forced sale	337.
			(a) Where a complete tender offer is accepted by the offerees in such a way
			that the rate of holding of the offerees who did not accept the offer is less
			than five percent of the issued share capital or the issued capital of a class
			of shares in respect of which the offer was made, and more than 50% of the

	Section #	Section Headline	The section
offerees that do not have personal interest in the offer accepted the offer, all of the shares that the offeror sought to purchase shall be transferred to him and the records of ownership of the shares shall be amended accordingly.
(a1) Notwithstanding the provisions of subsection (a), a complete tender offer shall be considered as accepted if the rate of holdings of the offerees that did not accept the offer is less than 2% of the issued share capital or of the issued capital of c class of shares in respect of which the offer was made.
(b) Where a complete tender offer is not accepted as referred to in subsections (a) or (a1), the offeror shall not purchase shares from offerees who have accepted the offer that will grant him a holding of more than ninety percent of all the shares in the company or of all of a class of shares in respect of which the offer was made.
94.	338	Right in the form	338.
		of assessment	(a) The court may, on the application of any offeree in a complete tender offer accepted as aforesaid in section 337(a) or (a1), rule that the consideration for the shares was less than their fair value, and that the fair value should be paid as determined by the court.
(b) An application as aforesaid in subsection (a) shall be submitted no later than six months after the date of receipt of the complete tender offer;
application may be made to submit an application referred to in subsection
(a) in the form of a class action and the provisions of section 209 shall apply thereto.
(c) In the terms of a complete tender offer the offeror may prescribe that an offerree who accepted the complete tender offer as said in section 337(a)
shall not be entitled to relief under this section.
(d) An offeror's determination under subsection (c) shall be of no effect, if the offeror or the company did not- before the date for acceptance of the offer- publish the information that under any statute must be published in respect of a complete tender offer.
95.	338A	Tender offer for	338A.
		securities	If a complete tender offer under the provisions of this article was accepted and if the offeror also offered to purchase all the securities of that public company, the provisions of sections 337 and 338 shall apply, mutatis mutandis, in respect of every kind of securities also to the offer to purchase the said securities.
96.	339	Conversion of	339.
		public company	Where a full tender offer is accepted in accordance with the provisions of this
		into private	Article, and the offer was for the single class of shares in the company or for
		company	any of the classes of shares in the company held by the public, the company shall become a private company.
97.	340	Consequences of	340.
		prohibited	(a) Shares purchased in contravention of the provisions of this Chapter
		purchase	shall not confer rights and shall be dormant shares, as defined in section
308, for so long as they are held by the purchaser.
(b) The infringement of the provisions of this Chapter shall be a breach of statutory duty towards the shareholders of the company.
Article B: Power to Purchase the Shares of Opposing Shareholders in a Private Company
98.	342(A)	Regulations	342A.
The minister may, after consultation with the Securities Authority, prescribe provisions for the implementation of this chapter, including on the ways in

Section #	Section Headline	The section
which a full tender offer is to be communicated to the offerees and their notifications are to be received, and as part thereof he may make the provisions on applicable voting papers, and he may also set the times, according to which the complete tender offer shall be conducted.

SCHEDULE B

CERTIFIED TRANSLATION OF
SECTIONS REFERRED TO IN
CHAPTER 39A OF THE ISRAELI SECURITIES LAW, 5728-1968

Sections 3 (A), 4 (B), 8 – 10, 14 (B) and (C) of the Internal Audit Law 5752 -1992

The Internal Audit Law, 5752 – 1992

On the execution of the State budget in the financial control and the finance units of the government ministries.

Qualification

3.	(A)	A person may not be appointed and may not hold offices as an internal auditor of a public body unless all of the following conditions are met:

(1)	He is an individual;

(2)	He is an Israeli resident;

(3)	He has not been convicted of a transgression that involves disgrace;

(4)

He holds an academic degree from an Institute of higher education in Israel or an Institute of higher education outside of Israel, which in this regard has been recognized by Institute of higher education in Israel or he is an Attorney or a Certified Public Accountant;

(5)

He has acquired experience over a period of two years in which he has been engaged in audit work, or he has participated in a professional training course that has been approved by a training committee that is comprise of a representative of the Institute of Internal Auditors as chairman, the Supervisor General in the Ministry of Economics and Planning and a representative of an Institute of higher education that provides studies in internal auditing, which has been set by the Minister after having consulted all of the institutions that provide studies in accordance with that which has been set forth above.

Roles

4.	(B)	The internal auditor is to conduct the audit in accordance with generally accepted professional standards.

The distinction of the activity

8.	(A)

The internal auditor is not to fill any other role in addition to that of internal auditor in the body in which he serves as auditor, except for the position of ombudsman for complaints by the public or complaints by employees and this too only if the filling of an additional position does not impair the performance of the main position.

(B)

The internal auditor is not to fill any position outside of the body in which he serves as internal auditor if that creates or if that could create a conflict of interests with his position as internal auditor

The presentation of documents and the receipt of information

9.	(A)

The internal auditor is entitled to demand and to receive any document and any information, that is held by the body in which he serves as auditor, or that is held by one of its employees, and which in the opinion of the internal auditor is required for the performance of his role; whoever has been demanded to deliver a document or information as aforementioned will be required to comply with the demand within the time span and in the manner that has been set forth in the demand.

(B)

The internal auditor is to have access, for the purpose of the performance of his role, to any regular or computerized repository, to any data-base and to any automatic data processing work program of the body in which he serves as auditor.

(C)	The internal auditor is entitled to enter into and to check any property of the body in which he serves as auditor.

(D)

The restrictions that have been set forth in the Law, in respect of persons who are entitled to receive information that is subject to protection under the Law, shall apply to the internal auditor and to anyone who is empowered to receive such information in accordance with this Law.

(E)

Subject to the provisions of Section 10, the internal auditor must maintain the confidentiality of any document or information that reaches him in the course of the fulfillment of his duties, unless its disclosure is necessary in order to fulfill his duties as required in the Law or if its disclosure is required in accordance with any Law.

(F)	The authority that is afforded to the internal auditor in this Section, together with the duty that is placed upon him, shall also apply to his assistants and to any person who operates on his behalf.

The acceptance of an audit as evidence

10.	(A)

Any report, opinion or any other document that has been issued or prepared by the internal auditor in the fulfillment of his position may not be used as evidence in any judicial proceedings, but they shall not be disqualified for that reason from serving as evidence in disciplinary proceedings.

(B)

Notification that has been received as a result of the fulfillment of the position of internal auditor may not be used as evidence in judicial proceedings, however they are fit to be used as evidence in disciplinary proceedings.

The maintenance of authority

14.	(B)

There is nothing in that which has been set forth in this Law that reduces the status, the roles and the authorities, which are afforded an internal auditor in a public body in accordance with the memorandum and articles of association, or any other decision that has been properly adopted, or that reduces the status, the position or the authority that has been so given, and all this whether or not they have been specified in this Law.

(C)

There is nothing in that which has been set forth in this Law that prevents a public body from adding to the status, the roles and the authorities, which are afforded an internal auditor in a public body in its articles and memorandum of association or in any other of its decisions that has been properly adopted, or from expanding the status, the roles and the authorities, which are so afforded and all this whether or not they have been specified in this Law.

The transgressions that are enumerated in Section 226 (A) (1) of the Companies Law

The Penal Code, 5737 – 1977

The level of the fines

61.	(A)	In spite of that which has been set forth in any Law, where the court has been empowered by a Law to impose a fine, it also entitled to impose:

(1)	In a case where a punishment of up to six months imprisonment or a fine alone, or a fine for which no amount has been set has been determined for the transgression – a fine of up to NIS 14,400.

(2)	In a case where a punishment of more than six months and not more than one year of imprisonment has been determined for the transgression – a fine of up to NIS 29,200.

(3)	In a case where a punishment of more than one year and not more than three years of imprisonment has been determined for the transgression – a fine of up to NIS 75,300.

(4)	In a case where a punishment of more than three years has been determined for the transgression – a fine of up to NIS 226,000.

The taking of a bribe

290.	(A)	A public official who takes a bribe for an action that is connected to his position is to be punished by means of ten years of imprisonment or a fine, which is to be the higher of these:

(1)	Five times the fine that has been set forth in Section 61 (A) (4), and if a transgression has been committed by an entity – ten times the fine that has been set forth in Section 61 (A) (4)

(2)	Four times the value of the benefit that he obtained or which he intended to obtain by means of the transgression.

(B)	In this Section – a “public official” – including an employee of an entity that provides service to the public.

The giving of a bribe

291.

A person who give a bribe to a public official as defined in Section 290 (B) for an act that is connected to his position is to be sentenced to seven years of imprisonment or a fine, in accordance with that which has been set forth in Section 290 (A).

The giving of a bribe to a foreign public official

291A.	(A)

A person who gives a bribe to a foreign public official for an act that is connected to his position, in order to achieve, ensure or advance a business transaction or some other advantage in connection with business activity, subject to the same punishment in the same way as a person who gives a bribe is punished in accordance with Section 291.

(B)	No indictment is to be presented for a transgression in accordance with this Section except with the agreement in writing of the Attorney General.

(C)	In this Section –

“A foreign state” – including any governmental unit in the foreign country, including a national, regional or local unit, and including a state entity that is not a state, including the Palestinian Council’

 “A foreign public official” – each of these:

(1)

An official of the foreign country and anyone holding a public office or filling a public position on behalf of the foreign state, including any office holder or holder of a position in the legislative authority, in the executive authority or in the judicial authority of the foreign state, whether by election, by appointment or by agreement;

(2)

A holder of public office or the holder of a public position on behalf of a public body that has been established by the legislature of the foreign state, or on behalf of a body that is controlled directly or indirectly by the foreign country;

(3)

An official of an international public organization, and anyone who holds a public office or who holds a public position on behalf of such an organization; for this purpose, “international public organization” – an organization that was founded by two or more states or by organizations that were founded in two or more states.

Bribery in competitions

292.	(A)

Whoever gives a bribe with the intention of affecting the holding, conduct or results of a sporting competition or some other competition in which the public has an interest in their holding or their results – is punishable by three years of imprisonment.

(B)	Whoever takes a bribe is subject to the same penalties as whoever gives a bribe.

The means of bribery

293.	It is immaterial in relation to a bribe -

	(1)	Whether it is cash, cash equivalents, a service or some other benefit;

	(2)	Whether it was for an act or an omission, a postponement, an acceleration, a slowing down, the giving of preference or discrimination;

	(3)	Whether it was for a specific action or in order to distort in a biased manner in general;

	(4)	Whether for an act that of done by the taker of the bribe himself or for his influencing of the actions of another person;

(5)

Whether it is given by hand by the person giving the bribe or by means of some other person; whether delivered into the hand of the person receiving the bribe or whether by means of some other person; whether initially or post factum; and whether the beneficiary of the bribes was the one who took it or other person;

(6)

Whether the position of the person receiving the bribe is one of power or one of service, whether it is permanent or temporary, and whether general or for a specific issue; whether its fulfillment was for payment or without payment, whether as a voluntary act of whether in the fulfillment of a duty;

	(7)	Whether taken in order to divert from the straight and narrow in the fulfillment of his position or whether for an act that the public official was required to do in accordance with his position.

Addendumal provisions

294.	(A)	A person who requests or makes something conditional upon a bribe, even if this is not responded to, is to be treated as if they had received a bribe.

(B)	A person who offers or promises a bribe, even if this is turned down, is to be treated as if they had given a bribe.

(C)

A person who is a candidate for a position, even if they have not yet been appointed to it, and whoever has been appointed to a position, even if they have not yet started to perform it, is to be treated as if they are performing the position.

(D)	In a bribery trial the court need not rule on allegations –

	(1)	That there was a defect or flaw in the allocation, appointment or election of the person taking the bribe to the position;

	(2)	That the person taking the bribe did not do or did not even intend to do or was not authorized or entitled to perform the act.

Acting as an intermediary in a bribe and prohibited consideration for a person who has considerable influence

295.	(A)

A person who accepts cash, a cash equivalent, service or other benefit in order to give a bribe – is to be treated as if they have received a bribe; and it is immaterial whether a consideration is given for his acting as an intermediary, whether it is given to him or to another person and whether or not he intended to give a bribe.

(B)

A person who accepts cash, a cash equivalent, service or other benefit, in order, either by himself or by means of some other person, to move a public official, in accordance with that which has been set forth above in Section 290 (B) or a foreign public official in accordance with that which has been set forth above in Section 291A (C) to give preference for something or to discriminate against it – is to be treated as if they had taken a bribe.

(B1)	(1)

Someone who has considerable influence over the election of a candidate for the position of Prime Minister, Minister, Deputy Minister, Member of the Knesset or Leader of a local authority (in this Section – candidate), who accepts, cash, a cash equivalent, service or other benefit in order, either by themselves or by means of some other person, to persuade a candidate to perform an act that is connected to their position, is to be punished by three years of imprisonment; if they have accepted it, in accordance with that which has been set forth above in order to persuade a candidate to give preference for something or to discriminate against it – is to be treated as if they had taken a bribe.

In this sub-section –

“Primaries”, “donation” – as defined in Section 28A of the Parties Law;

“Someone who has considerable influence” - someone who has considerable influence over the election of a candidate in a party or a faction, including within the framework of primaries and including because he is one of these:

(1)	A member of the management, auditing body or court of a party or that he holds a parallel or similar position to one of those in a party;

(2)	The holder of the right to vote in elections for a candidate, in which the number of holders of voting rights does not exceed five thousand;

(3)

A person who has been active in the registration of a number of holders of voting rights in elections for a candidate, which is material in the circumstances of the case; if a person has been active in the registration of fifty or more holders of voting rights in elections for a candidate, then the assumption is that what is stated in this Section has been upheld, unless he has proven otherwise;

(4)

A person who has contributed, raised donations or expended sums in order to promote the election of a candidate in a party or a faction, with a value that exceeds NIS 5,000, or who has donated, raised donations or expended sums in accordance with that which has been set forth above, in favor of two or more candidates in the same election process, with a value that exceeds NIS 15,000.

“The Parties Law” – The Parties Law, 5752 -1992; “Party” – As defined in the Parties Law;

“Faction” – As defined in the Financing of Parties Law – 5733 – 1973.

(C)

A person who gives cash, a cash equivalent, service or other benefit to a recipient, in accordance with that which has been set forth above in sub-sections (A) or (B) – is to be treated as if they have given a bribe and for the one who accepts in accordance with that which has been set forth above in Sub-section (B1) is punishable by the imposing of half of the punishment that is set in that sub- Section.

(D)	For the purposes of this Section, “Receipt” – including a receipt for another or by another.

Evidence

296.	In a trial on a transgression under this article, the court is entitled to make a conviction on the foundation of one witness, even of that is the testimony of a partner in the transgression.

Forfeiture and reparations

297.	(A)	If a person has been convicted of a transgression in accordance with this mark, the Court is entitled, in addition to the punishment that has been imposed:

(1)	To order the forfeiture of what was given as a bribe and of whatever comes in its place;

(2)	To charge the giver of the bribe to pay to the State Treasury the value of the benefit that they generated from the bribe.

(B)	This article does not exclude a civil case.

Theft by a director

392.	A member of the Board of Directors or an office holder in an entity that has stolen something that is an asset of the entity, is punishable by seven years of imprisonment.

Obtaining something fraudulently

415.

A person who receives something fraudulently is punishable by three years of imprisonment, and if the transgression was done in grievous circumstances, then they are punishable by five years of imprisonment.

Forgery

418.

A person who forges a document is punishable by one year of imprisonment; a person who forges a document with the intention of receiving something by its use, is punishable by three years of imprisonment and if the transgression was done in grievous circumstances they are punishable by five years of imprisonment.

Forgery that affects transactions

419.

A person who forges a document, which contains a piece of information on a person or an entity, with the intention of defrauding, is punishable by three years of imprisonment; it is immaterial, for this purposes, whether the person or the entity were existed or whether the entity was about to be incorporated but had not yet been incorporated.

The use of a forged document

420.	A person who presents or produces a false document or who uses one in some other way, with the knowledge that it has been forged, is punishable in the same way as a person who forges a document.

Soliciting by fraud

422.

A person who solicits a person fraudulently to make a document or to sign it or to obtain the signature of some other person or for it to be stamped with the entity’s stamp, is punishable in the same way as a forger and the document is to be treated as a forged document; a person who solicits a person fraudulently to destroy a document and this act amounts to something that could cause him a loss, is punishable in the same way as someone who receives something fraudulently; these provisions do not detract from any other legal provisions on the issue of soliciting.

Making a false record in the documents of an entity

423.

A founder, director, member or clerk of an entity, who records a false details in a document of the entity, or who causes such to be recorded, with the intention of defrauding or who avoids recording a detail on it which they should have recorded, with the intention to defraud, is punishable by five years of imprisonment; for the purposes of this Section, and of Sections 424 and 425, “entity” – including an entity that is about to be founded.

Transgressions by directors and employees in an entity

424.	A director, business manager or other employee of an entity –

(1)

Who has knowingly done something, in the entity’s business or its assets, which impairs the entity’s ability to meet its commitments, is punishable by five years of imprisonment or a fine of one hundred thousand Israeli Pounds (Lirot);

(2)

Who has knowingly done something in the entity’s business in a way that impairs the proper functioning of its business, is punishable by one year of imprisonment or a fine of twenty thousand Israeli Pounds (Lirot).

The non-disclosure of information and misleading advertising by a senior office holder in an entity

424A.	(A)	A senior office holder in an entity in which the public has an interest, who has done one of these:

(1)

He has not delivered proper notification to his superior of a transaction or an event, the details of which came to his knowledge as a result of their position in the entity, with the objective of misleading them, in the knowledge that this could cause real damage to the entity’s ability to meet its commitments;

(2)

He has not delivered crucial information to his superior, in accordance with a Lawful demand, or if he has delivered misleading information in respect of the entity’s transactions, assets or liabilities, with the objective of misleading them, in the knowledge that the information, or the non-delivery thereof, or the delivery of the misleading information, in accordance with that which has been set forth above, could cause real damage to the entity’s ability to meet its commitments or have a real adverse impact on the state of the entity’s business, is punishable by three years of imprisonment or a fine.

(B)	There is nothing in what has been set forth in Sub-section (A) that impairs the right of a senior office holder not to deliver information in accordance with any Law.

(C)

A director or senior office holder in an entity in which the public has an interest, who publishes a notification containing significant incorrect information or details in respect of the entity’s ability to meet its commitments, or notification in accordance with that which has been set forth above, containing significant misleading information in respect of the state of the entity’s business, with the intention of committing a fraud, is punishable by three years of imprisonment or a fine, unless he has proven that the notification was not delivered in his initiative and was made with the objective of defending the entity’s affairs or the affairs of its customers, and that they was nothing in it that would mislead a reasonable investor.

(D)

If a person has been convicted of a transgression in accordance with this Section and the court is convinces that as a result of the committing of the transgression damage has been caused to the entity, it is entitled to charge the convicted person to compensate the entity for the damage that has been caused to it as a result of the transgression, in addition to any other punishment, and solely that the amount of the compensation shall not exceed four times the amount that has been set forth in Section 77.

(E)

The charging with the payment of compensation, in accordance with that which has been set forth above in Sub-section (D) is, for all intents and purposes, to be treated as a judgment that has been handed down in a civil action; it is permitted to include an appeal on the same charging in an appeal against the conviction that lead to the aforementioned charge.

(F)	In this Section:

“Senior office holder” – a General Manager, Chief Executive Officer, Deputy General Manager, Financial Controller, Internal Auditor, Corporate Secretary and anyone who fills such a position, whatever title is given to that position;

“Superior” – The person to whose instruction a senior office holder is directly subordinated, and with regards to the General Manager – the Corporation’s Board of Directors or whoever it has determined to be a superior for the purposes of this Section; if there is no Board of Directors in an entity, the supervisor shall be the body or person who fills similar functions to those of a Board of Directors of a corporation, or whoever they have determined;

“Publishes” – including a person who delivers information to a public body;

“An entity in which the public has an interests – one of these:

(1)	An entity whose securities have been offered to the public in accordance with a prospectus and which are held by the public;

(2)	An entity whose securities are traded or registered for trade on a Stock Exchange;

(3)

An entity, which in accordance with its financial statements as of the December 31, which preceded the committal of the transgression, the amount of the sales and the services that it provided in the year to which the financial statements relate exceeded an amount of NIS one hundred million or whose shareholders’ equity exceeded NIS twenty million or which employed more than two hundred employees; the Minister of Justice, with the approval of the Constitution, Law and Justice Committee of the Knesset, is entitled to change the figures that are enumerated in this paragraph, in whole or in part, by order.

(4)	A government company – as defined in the Government Companies Law – 5735 – 1975.

Fraud and breach of trust in an entity

425.

A Director, Business Manager or other employee of an entity, or a receiver, liquidator of a business, temporary liquidator, Asset Administrator or Special Manager of an entity, who acted in the fulfillment of his duty fraudulently or in breach of trust, which harms the entity, is punishable by three years of imprisonment,

Fraudulent concealment

426.	A person who conceals or destroys or removes a document or an asset from his possession with an intention to defraud, is punishable by three years of imprisonment.

Blackmail involving the use of force

427.	(A)

A person who unlawfully uses force in order to incite a person to do an act or to avoid doing an act that they are entitled to do, is punishable by seven years of imprisonment; and if the use of force has lead to the doing of an act or the omission from doing an act, the punishment is nine years of imprisonment.

(B)	For the purposes of this Section, the punishment for a person who makes a person eat or drink drugs or drink intoxicating beverages is punishable as if they had used force.

Blackmail involving threats

428.

A person who threatens another person in writing, orally or by their behavior, by unlawfully harming their body or the body of some other person, their freedom, their property, their income, their reputation or their privacy, or who threatens a person that they will publish or avoid publishing something that relates to them or to another person, or who strikes fear into a person in some other way, and all in order to induce that person to do an act or to avoid doing some act that they are entitled to do, is punishable by seven years of imprisonment, and if the act or omission was committed because of a threat or the striking of fear, in accordance with that which has been set forth above or during the course thereof, it is punishable by nine years of imprisonment.

The Securities Law, 5728 – 1968

The user of information by an insider

52C.	(A)	An insider in a corporation is not to make use of inside information.

(B)

An insider in a corporation who makes use of inside information that he holds, in contravention of the provisions of Sub-section (A), is punishable by five years of imprisonment or a fine at a rate in accordance with five times the fine that has been set forth in Section 61 (A) (4) of the Penal Code, 5737 – 1977 (hereinafter – The Penal Code), and if the insider is an entity – a fine at a rate of Twenty five time the fine that has been set forth in that Section.

The use of inside information that is sourced in an insider

52D.	(A)	A person is not to make use of inside information that has reached him, directly or indirectly, from an insider in a corporation.

(B)

A person who does make use of inside information that has reached him, directly or indirectly, from an insider in a corporation, in contravention of the provisions of Sub-section (A), is punishable by two years of imprisonment or a fine at a rate of two and a half times the fine that has been set forth in Section 61 (A) (3) of the Penal Code, and if the person is an entity – a fine at a rate of twelve and a half times the fine that has been set forth in that Section.

A breach of the provisions of this Law

53.	(A)

Whoever has committed one of the following, is punishable by five years of imprisonment or a fine at a rate of five times the fine that has been set forth in Section 61 (A) (4) of the Penal Code, and if it is an entity – a fine at a rate of twenty five times the fine that has been set forth in that Section.

(1)

Breached the provisions of Section 15 in order to mislead a reasonable investor; for this matter, anyone who has made an offer to the public without a prospectus, permission for the publication of which has been given by the Authority, or other than in accordance with a draft prospectus in accordance with the provisions of Section 15 (A), or anyone who has sold securities to the public other than in accordance with a prospectus, permission for the publication of which has been given by the Authority, has to prove that he did not do so in order to mislead a reasonable investor;

(2)	Has so caused it that there is a misleading detail in a draft prospectus or in a prospectus, and he has not proven that he did not do so in order to mislead a reasonable investor;

(2A)	Has so caused it that information that has been presented at a meeting held in accordance with Section 15 A (A) (6) would constitute a misleading detail, in order to mislead a reasonable employee.

(3)

Has given an opinion, report or confirmation that has been included in or mentioned in a prospectus, in a report, in an announcement or in details of a tender offer with his prior consent, with his knowledge that they containing a misleading detail;

(4)

Has not complied with any of the provisions of Section 17 (C), any of the provisions of Section 35 X, any of the provisions of Section 36, a directive issued by the Authority in accordance with Section 36 A, a provision that applies to it under Section 36 B or any of the provisions of Section 37, or the regulations promulgated under the said Sections, or has so caused it that there is a misleading detail in a report, in an announcement, in a registering document or in details of a tender offer, in accordance with this Law or regulations promulgated under this Law, in accordance with which delivered to the Authority or to the Stock Exchange, an all this in order to mislead a reasonable investor; for this purpose, if no periodic report or interim financial statement has been presented within two months from the last date set for their presentation or if more than seven days have passed since a demanded date to submit an immediate report or announcement, and they were not submitted or delivered in accordance with the Authority requirements, that will constitute prima facie evidence that the person on whom the duty to present a report or announcement was placed, had avoided doing so in order to mislead.

Fraud in connection with securities

54.	(A)

A person who has committed one of the following is punishable by five years of imprisonment or a fine five times the size of the fine that has been set forth in Section 61 (A) (4) of the Penal Code, and if it is an entity – a fine at a rate of twenty five times the fine that has been set forth in that Section.

(1)

Has moved or tried to move a person to purchase or to sell securities and has done this using a phrase, by promising or in a forecast – in writing, orally or in some other way – who knew or who should have known that they were false or misleading or with the concealment of significant facts;

(2)

Has fraudulently influenced the fluctuations of the price of the security. For the purposes of this Section, the assumption is that whoever has acted in accordance with the provisions of Section 56 (A) with regards to the matter of the stabilizing of the price of the security has not affected matters fraudulently, in accordance with that which has been set forth above.

(A1)

A party that is supervised or an investor in a security who has done one of these, will be seen, for the purposes of Section H 4, as someone who has committed a breach of one of the provisions that have been set forth in Part C of the Seventh Addendum:

(1)

If he has delivered a phrase, promise or forecast, whether in writing, orally or in some other way, which he should have known to be false or misleading, or of he has concealed significant facts from a person, and he should have know that this act constituted inducing that person to purchase or to sell a security;

(2)	Executed a self transaction in securities, a coordinated transaction in securities or stabilizing the price of securities.

(B)	In this Section –

“Stabilizing” – The execution of purchase and sale transactions in securities, by an interested party, prior or subsequent to the publication of a prospectus, which has affected the price of the securities in favor of the issue, and all whilst concealing material information that is significant to the stabilizing transactions at the time that they are transacted.

“Investor in securities” – whoever has executed purchase or sale transactions in securities on the Stock Exchange in a quantity or to an extent that are not lower than the quantities or the volumes that are set forth below, during the course of the three months that preceded the time at which the breach occurred:

	(1)	An average of 50 transactions a month or an average monthly volume of activity amounting to NIS 1,000,000;

(2)

An average of 25 transactions a month or an average monthly volume of activity amounting to NIS 500,000, and solely that at the time of the execution of the transactions, in accordance with that which has been set forth above, he held office in the financial field, which requires knowledge of investments in securities or in financial assets, as defined in the Consultancy Law, and this even if he did not hold office, in accordance with that which has been set forth above, at the time of the breach;

“Securities” – as defined in Section 52;

“A coordinated transaction in securities” – a sale and purchase of the same security, by two or more people, which was executed after having been coordinated in advance between the parties, and which affected the price of the security on the stock exchange, except for an adjusting transaction, as defined in the Stock Exchange Regulations, which was executed in accordance with the provisions in accordance with the said regulation;

“Self transaction in securities” – a sale and a purchase at the same time, of the same security, by the same person or someone acting on his behalf, which affected the share price on the stock exchange.

The Provisions of the Fifth Chapter of the Sixth Part of the Companies Law:
Transactions with Interested Parties

The Companies Law, 5759 – 1999

Fifth Part: Transactions with Interested Parties

Definition of a controlling interest

268.

In this chapter, “controlling interest” – the controlling interest within the meaning of that term in Section 1, including whoever holds twenty five percent or more of the voting rights in the corporation’s General Meeting, if there is no other person who holds more than fifty percent of the voting rights in the corporation; for the purposes of the holdings, two or more persons, who hold voting rights in a corporation, and each of whom has a personal interest in the approval of that same transaction, which is being presented for approval by the corporation, will be considered as if they were joint holders.

The duty of disclosure

269.	(A)

An office holder in a corporation or a controlling interest in a public corporation or in a private corporation that is a bonds corporation who knows that he has a personal interest in an existing transaction or a proposed transaction of the corporation, they are to disclose to the corporation the essence of their personal interest, including any significant fact or document, without delay and no later than the meeting of the board of directors at which the transaction is discussed for the first time.

(B)	The provisions of Sub-section (A) shall not apply where the personal interest derives solely from the existence of a personal interest of a relative in a non-exceptional transaction.

(C)

An interested party, within the meaning of that term in Section 270 (5), or whoever becomes a controlling interest as the result of a private offering, who knows that he has a personal interest in the significant private offering, is to reveal the essence of his personal interest to the public corporation without delay, including all of the facts and any relevant document.

Transactions requiring special approvals

270.	The transactions of a corporation, which are set forth below, require approval as stipulated in this chapter, and solely that the transaction does not harm the interests of the corporation:

	(1)	A transaction of a corporation with an office holder therein as well as a transaction of a corporation with another person in which an office holder in the corporation has a personal interest; however

(A)

An office holder in a parent company and also in a subsidiary company that is wholly owned and controlled by the parent company, will not be seen as an interested party in a transaction between the parent company and the subsidiary company, because of the very fact that they are an office holder in both of them or because of their being a shareholder or the holder of a security that can be exercised into shares in the parent company;

(B)

An office holder in a number of subsidiary companies that are wholly owned and controlled by that person, will not be seen as having a personal interest in a transactions between the subsidiary companies, in accordance with that which has been set forth above, because of the very fact that they are an office holder in the companies making the commitment.

(2)

A commitment of a corporation with an office holder therein who is not a director, in respect of the terms of their office and their employment, including the granting of an exemption, insurance, a commitment to indemnify or indemnification in accordance with permission to indemnify;

(3)

A commitment of a corporation with a director therein in respect of their terms of office, including the granting of an exemption, insurance, a commitment to indemnify or indemnification in accordance with permission to indemnify, as well as a commitment of the corporation with a director therein in respect of the terms of their employment in other positions (hereinafter – the terms of office and employment);

(4)

An exceptional transaction of a public corporation with a controlling interest therein, or an exceptional transaction of a public corporation with another person in which a controlling interest therein has a personal interest, including a private offering in which the controlling interest has a personal interest; as well as a commitment of a public corporation with a controlling interest therein or with their relative, directly or indirectly, including by means of a company under their control, on an issue of the receipt of services by the corporation and also of they are also an office holder therein – in respect of the terms of their office and of their employment, and if they are an employee of the corporation and not an office holder therein – in respect of their employment in the corporation.

(4A)

An exceptional transaction of a private corporation that is a bonds corporation, with a controlling interest therein, or an exception transaction of a corporation, in accordance with that which has been set forth above with another person in which a controlling interest therein has a personal interest, as well as a commitment of a corporation, in accordance with that which has been set forth above, with a controlling interest therein or with their relative, directly or indirectly, including by means of a company under their control, on an issue of the receipt of services by the corporation and also of they are also an office holder therein – in respect of the terms of their office and of their employment, and if they are an employee of the corporation and not an office holder therein – in respect of their employment in the corporation.

(5)	(A)	A private offer in which one of these is met:

(1)

An offer that affords twenty percent or more of the actual overall voting rights in the corporation, prior to the issue where the consideration, in whole or in part, is not in cash or in securities that are registered for trade on a stock exchange or which is not under market terms, and as a result of which the holdings of a significant holder in the securities of the corporation will increase, or as a result of which a person will become a significant shareholders after the issue (in this Law – an interested party);

(2)	As a result of which a person will become a controlling interest in the corporation;

(B)	For the purposes of this paragraph, the total of the private offers in which one of these is met will be seen as one private offer:

(1)

They were made in the course of a period of twelve consecutive months to the same offeree or to someone acting on their behalf, to their relative, to an entity that they control or that is controlled by a relative, and where the offeree is an entity – also to the controlling interest in an offeree, to a relative of the controlling interest and to an entity that is controlled by the controlling interest or that is controlled by their relative;

	(2)	They were made in the course of a period of twelve consecutive months and a consideration was set for them in the same asset and different securities of a corporation will be seen as the same asset;

	(3)	They form part of one transaction or they are conditional upon one another.

(C)

On the matter of the market terms in accordance with this paragraph, an offer will be deemed to be an offer under market terms if the Board of Directors has determined on the basis of detailed reasoning that the offer is under market terms, unless it is proven otherwise, and for the matter of the holding in accordance with this paragraph, securities that are convertible or exercisable into shares, which that person holds or which will be issued to them in accordance with the private offering, shall be seen as if they had been converted or exercised.

Non-exceptional transactions

271.

A transaction in which that which is set forth in Section 270 (1) , and which is not an exceptional transaction, requires the approval of the Board of Directors unless some other way of approving it has been set forth in the Articles of Association.

Exceptional transactions with an office holder

272.	(A)

A transaction of a corporation in which that which is set forth in Section 270 (1) applies, which is an exceptional transactions, or in which that which is set forth in Section 270 (2) , requires the approval of the Audit Committee and thereafter of the Board of Directors.

(B)

If a private company that is not a bonds company did not have an Audit Committee, then the transaction requires the approval of the Board of Directors only, in the event that the office holder is not a director, and if the office holder is a director, then the approval of a General Meeting is required, as well.

(C)

In spite of that which has been set forth in Sub-section (A), it is possible for a transaction in which that which has been set forth in Section 270 (2) applies to be approved by a special committee of the Board of Directors on the subject of salaries, instead of the Audit Committee, as long as all of the provisions that apply to an Audit Committee in accordance with the Law are complied with thereby.

(D)

In spite of that which has been set forth in Sub-section (A), it is possible for a transaction in which that which has been set forth in Section 270 (2) applies and it is a change in an existing transaction, requires the approval of the Audit Committee alone, if the Audit Committee has given its confirmation that the change in the terms of the transaction is not material in relation to the existing transaction.

Terms of office and of employment

273.

A transaction of a corporation in which that which has been set forth in Section 270 (3) applies, requires the approval of the Board of Directors and thereafter the approval of the General Meeting, and in a public company and also in a private company that is a bonds company, the transaction requires the approval of the Audit Committee prior to the approval of the Board of Directors.

A private offer

274.	A significant private offer requires the approval of the Board of Directors and thereafter the approval of the General Meeting.

A transaction with a controlling interest

275.	(A)	A transaction in which what is set forth in Section 270 (4) applies requires the following approvals, in this order:

(1)	The Audit Committee;

(2)	The Board of Directors;

(3)	The General Meeting, and solely that one of these applies:

(a)

A majority of the votes at a General Meeting is to include a majority of the votes of the holders of voting rights who do not have a personal interest in the approval of the transaction, who participate in the vote; abstentions are not to be taken into account in the count of overall number of voted of the said shareholders.

(b)

The number of votes opposing the motion from among the shareholders, in accordance with that which has been set forth above in Sub-section (a) shall not exceed a rate of 2% of the overall voting rights in the corporation.

(A1)	(1)

A transaction, in accordance with that which has been set forth above in Sub-section (A) for a period that exceeds three years, requires approval as set forth in the sub-Section, once every three years;

(2)

In spite of that which has been set forth in paragraph (1), a transaction as set forth at the beginning of Section 270 (4) alone, may be approved for a period that exceeds three years, and solely that the Audit Committee has confirmed that the commitment for such a period is reasonable in the circumstances of the case.

(3)	The provisions of paragraphs (1) and (2) shall apply to a transaction of a corporation that has become a public corporation, in relation to the period following it having become a public corporation.

(B)	The Minister is entitled to set different rates than the rates that have been set forth in Sub-section (A) (3) (b).

(C)	A transaction in which what is set forth in Section 270 (4A) applies requires the approval of these, alone and in this order:

	(1)	The Audit Committee;

	(2)	The Board of Directors

(D)	(1)

The approval of the Audit Committee and the Board of Directors in accordance with the provisions of Sub-section (A) or (C), is to be given after the Audit Committee and the Board of Directors have examined, inter alia, whether the transaction includes a distribution;

(2)

If the Audit Committee or the Board of Directors have determined that the transaction does contain a distribution, the transaction may only be approved after they have confirmed that any legal provisions on the issue of a distribution have been complied with.

(3)

On the matter of a bonding company, if the Audit Committee and the Board of Directors have determined that a transaction, which requires their approvals in accordance with sub-Sections (A) or (C), does not include a distribution, they are to examine whether reasonable fear exists that the transaction will prevent the Company having the ability to meets is existing and anticipated commitments, when they are due to be met; if the Audit Committee or the Board of Directors have determined that such fear does exist, then the transaction shall not be approved.

Disclosure of a personal interest

276.

A shareholder who participates in a vote held in accordance with Section 275 is to inform the corporation before the holding of the vote at the meeting or, if the vote is being held by means of voting forms – on the voting form, whether or not that they have a personal interest in the approval of the transaction; if a shareholder has not given notification in accordance with that which has been set forth above, they shall not vote and their vote shall not be counted.

Cumulative approvals

277.

If in a particular transaction the conditions that are stipulated in more than one alternative in Section 270 apply, the transaction requires approvals in accordance with the provisions that apply to all of the alternatives.

The abstention of those having a personal interest

278.	(A)

A person who has a personal interest in the approval of a transaction, except for a transaction in accordance with that which has been set forth in Section 271, which is presented for the approval of the Audit Committee or the Board of Directors, shall not be present at the discussion and shall not participate in the voting in the Audit Committee and the Board of Directors, however an office holder who has a personal interest is entitled to be present in order to present the transaction, if the Chairperson of the Audit Committee or the Chairperson of the Board of Directors, as the case may be, has determined that they are required in order to present it.

(B)

The In spite of that which has been set forth in Sub-section (A), a Director is entitled to be present at a discussion in the Audit Committee and to participate in the vote, if to a majority of the members of the Audit Committee have a personal interest in the approval of the transaction, and a Director is also entitled to be present at a discussion in the Board of Directors and to participate in the vote, if to a majority of the Directors have a personal interest in the approval of the transaction.

(C)

If to a majority of the Directors in the Board of Directors of a corporation have a personal interest in the approval of a transaction, as set forth in Sub-section (A), then the transaction requires the approval of the General Meeting as well.

The Audit Committee in a public corporation and in a private corporation which is a bonds corporation

279.

The Audit Committee in a public corporation or in a private corporation that is a bonds corporation will not be entitled to give approval as required in accordance with this chapter, unless all of the provisions of Section 115 apply to it, at the time that the approval is given.

An invalid transaction

280.	(A)

A transaction of a corporation with an office holder therein or a transaction in accordance with that which has been set forth in Section 270 (4) and (4A) with a controlling interest therein will not be valid vis-à-vis the corporation and vis-à-vis the office holder or the controlling interests, if the transactions was not approved in accordance with which is stipulated in this chapter, including if a significant fault occurred in the approval process, or if the transaction that was done significantly exceeded the approval.

(B)

A transaction as set forth in Sub-section (A) will also not be valid, vis-à-vis another person if that person knew about the personal interest of the office holder or of the controlling interest in the approval of the transaction and knew or should have known about the absence of approval for the transaction as required in accordance with this chapter.

The cancellation of a transaction

281.

A corporation is entitled to cancel a transaction with another person, which requires approval as set forth in this chapter, except for a transaction in accordance with that which has been set forth in Section 271, and it is also entitled to claim compensation from them for damage that has been caused to it even without the cancellation of the transaction, if that person knew about the personal interest of the office holder in the corporation in the approval of the transaction or about the personal interest of the controlling interest in the public corporation or in the private company, which is a bonds company, in the approval of the transaction, and he knew or should have known about the absence of the approval for the transaction, as required in accordance with this chapter.

The approval of the Board of Directors

282.

It is presumed that a person should not have known of the absence of an approval for a transaction, as is required pursuant to this Chapter, if he had received the approval of the Board of Directors pertaining to the receipt of all of the approvals that are required for the transaction.

Remedies

283.	(A)

An office holder who has not disclosed their personal interest, in accordance with that which has been set forth in Section 269 will be deemed to be a person who has breached their duty of trust; a controlling interest in a public corporation or in a private company, which is a bonds company, who has not disclosed their personal interest, as set forth in that Section, will be deemed to be a person who has breached their duty of fairness.

(B)

The Company is entitled to sue for compensation for damages that have been caused it as a result from the absence of disclosure from an interested party that has breached a duty of disclosure in accordance with that which has been set forth in Section 269 or a shareholder who has not disclosed a personal interest in accordance with that which has been set forth in Section 276.

Regulations

284.

The Minister, upon consultation with the Securities Authority, is entitled to determine that the provisions of this chapter shall not apply to various sorts of transactions of a public corporation or of a bonds corporation.

The Sections of the Securities Law that are Relevant to
the Appointment of the Administrative Enforcement Committee

The Securities Law, 5728 – 1968

Chapter H 4: The placing of means of administrative enforcement in the hands of the Administrative Enforcement Committee1

Section A: The Administrative Enforcement Committee

Definitions

52AE.	In this Section, ‘Breach” means each of these:

(1)	A breach of any of the provisions of this Law, in accordance with that which has been set forth in the seventh Addendum;

(2)	A breach as defined in Section 38 F of the Consultancy Law.

(3)	A breach as defined in Section 119 of the Mutual Investments Law.

The Administrative Enforcement Committee

52 AF.	(A)

An administrative enforcement committee with six members is to be appointed, whose function shall be to discuss and to decide upon breaches and also to fill any other role that is placed upon it in accordance with any Law (in this chapter- The Committee), whose composition shall be:

(1)	Two employees of the Authority who are qualified to hold office as a Judge in the district Court, who are to be appointed by the Chairman of the Authority;

(2)	Four additional members who are not members of the Authority or employees thereof, who are to be appointed by the Minister of Justice, of whom –

	(a)	To members are to have expertise in the capital market;

	(b)	To members who are Lawyers with expertise in securities Law and in company Law;

And solely that for the matter of the compliance with the qualification in respect of appointment, in accordance with that which has been set forth in Section 52AH, the Minister of Justice shall consult with the Chairman of the Authority.

(B)

The period of office of a member of the Committee who has been appointed in accordance with Sub-section (A) shall be three years, and they can only be re-appointed for two additional periods of office.

Panels of the Administrative Enforcement Committee

52AG.	The Committee is to discuss matters in panels of three people, who are to be appointed by the Chairman of the Authority for a particular issue, and their composition is to be as follows:

(1)	One of the members, who shall be appointed in accordance with Section 52 AF (A) (1),and he shall serve as chairperson of the panel;
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[1]	The application of Sections B to D at the time of the determination of proceedings for the work of the Administrative Enforcement Committee in accordance with Section 52 AM (a)

(2)	One of the members, who shall be appointed in accordance with Section 52 AF (A) (2) (a):

(3)	One of the members, who shall be appointed in accordance with Section 52 AF (A) (2) (b).

Qualifications in respect of an appointment

52 AH.	(A)	A person to whom one of these applies shall not be appointed as a member of the Committee:

(1)

He has been convicted of a criminal transgression or a disciplinary transgression or enforcement measures have been applied to him in accordance with Section C as a result of a breach, and because of the significance, severity or circumstances of the transgression or of the breach, in accordance with that which has been set forth above, is not suitable to serve as a member of the Committee.

(2)

An indictment or complaint has been lodged against him, or administrative enforcement procedures have been initiated against him in accordance with Section B, as a result of a transgression or a breach, as the case may be, as set forth in paragraph (1), and no final judgment or decision has yet been handed down on that issue;

(3)

He could frequently be found, directly or indirectly, in a situation involving a conflict of interests between his role as a member of the Committee and a personal interest that he has or that a member of his family has or as a result of some other function that he has; however, a conflict of interests that only derives from a member of the Committee being an Authority employee, will not be seen as a conflict of interests for this purpose.

(B)

A person shall not be appointed as a member of the Committee in accordance with Section 52 AF (A) (2), except after he has declared that he has the ability to dedicate the time that is needed in order to fill his position.

The expiry of a period of office and the transfer of a period of office

52 AI.	(A)

A member of the Committee shall cease to hold office before the end of his period of office if he has ceased to hold the office as a result of which he was appointed or if he has resigned by giving written notification of his resignation to the Chairman of the Authority.

(B)

The Minister of Justice or the Chairperson of the Authority – with the agreement of the Minister of Justice, is entitled to remove a member of the Committee form their period of office, by giving notification in writing, if one of these applies:

	(1)	Any of the qualifications in accordance with Section 52 AH (A) applies to them;

	(2)	They are permanently incapacitated from filling the position;

	(3)	Other circumstances exist because of which they are not suitable to hold office as a member of the Committee.

(C)

The end of a period of office does not disqualify a member of the Committee from finishing an issue that they had started to discuss, unless their period of office had been ended because they had been removed from their position, as set forth in Sub-section (B).

(D)

In spite of that which has been set forth in the provisions of Sub-section (C), a member of the Committee has been removed from his position because the qualification in Section 52 AH (A) (3) applied to him, they are entitled to finish an issue that they had started to discuss, and solely that the provisions of Section 52 AK do not apply to them.

Remuneration

52AJ.

The Minister of Finance is entitled to stipulate provisions on the subject of the payment of remuneration for a member of the Committee, who is not an employee of the Authority or a civil servant, for their participation in meetings of the Committee and for the work that is ancillary to those meetings.

Prohibition on a conflict of interests on a particular

52AK.

A member of the Committee shall not discuss a matter that could cause him, directly or indirectly, to be in a situation in which there is a conflict of interests between his position as a member of the Committee and his personal interest or that of a relative or that relating to another position that he holds, however for this purpose, a conflict of interests that derives solely from member of the Committee’s being an employee of the Authority shall not be seen as a conflict of interests.

The absence of a member of a panel

52 AL.	(A)

If a panel of the Committee has been appointed to discuss a breach in accordance with that which has been set forth in Section 52 AS, or to approve or to cancel a arrangement in accordance with that which has been set forth in Section A of Chapter I 1, all of the members of the panel are to participate in at least three quarters of the discussions of the panel, and the chairman of the panel is to participate in all of the discussions, in accordance with that which has been set forth above.

(B)

A panel’s decisions are to be passed by a majority of its members; the decisions of a panel that is comprised of just two members in accordance with the conditions that are stipulated in Sub- section (A) are to be made unanimously, however a decision in accordance with Section 52 AY or 54 B is to be passed with the participation of all of the members of the panel.

(C)	If the provisions of Sub-section (A) or (B) are not complied with, all of the discussions and the decisions at them on that matter will be seen as being cancelled.

Procedural rules

52 AM.	(A)	The Committee is to determine the procedural rules for the work of its panels, by a majority, with the participation of the majority of the members of the Committee.

(B)

The procedural rules and any change therein that have been determined by the Committee are to be published on the Authority’s website and will enter force at the end of 30 days from the day on which they are published, however a change in the procedural rules shall not apply to a pending administrative enforcement process; notification of the publication of procedural rules and of any change therein, and the times at which they apply, are to be published in the Official Gazette.

Evidence

52 AN.	(A)

The Committee’s panels shall not be connected to the evidential Laws, except from Laws in respect of the fitness of witnesses in accordance with that which has been set forth in Section 3 to 5 of the Evidence Ordinance [New Version], 5731 – 1971, and in respect of confidential evidence in accordance with that which has been set forth in Section 48 to 51 of the said Ordinance, and the evidential material that is presented to it is to be considered in accordance with its own judgment.

(B)

In spite of that which has been set forth in Sub-section (A), a parent and a child and the members of a couple are fit to give evidence against each other, if both of them are interested parties in that entity or office holders therein.

Confidentiality of the discussions of the Committee and the material that is presented to it

52AO.

The provisions of Section 13 shall apply to the members of the Committee, for the issue of the discussions of the Committee and the material that is presented to it or to its members as members of the Committee.

Report on the decisions of the Committee’s panels

52AP.

The Authority is to make a report, once a year, to the Attorney General, in respect of the decisions of the Enforcement Committee’s panels in accordance with this chapter; The report is to be prepared in a format that will include such details as the Attorney General may instruct, and it is also to be published on the Authority’s website.

Section B: The Clarification of Brach and the Administrative Enforcement Process

The clarification of the breach

52 AQ.	(A)

If an investigator has reasonable grounds to assume that a person has breached any of the provisions of this Law, which apply to them, as set forth in the Seventh Addendum (in this Section and in Sections C and D’ – the person making the breach and the breach, respectively), they are entitled:

(1)

At the result of a judge from the Magistrates Court, to grant an order to a person, who is to be holding or to possess an object that is required for the purposes of the clarification of the breach, instructing them to present the object to the investigator or to another investigator, or to produce it at such time, in such place and in such manner as are stipulated in the order;

(2)

To summon any person who in the investigator’s opinion could have knowledge in respect of the breach or facts that might lead to the discovery of the person making the breach, and to ask him questions in connection with that matter; the summoning of a person who is not the person that is in breach, in accordance with the Section, is to be done for a reasonable time that is to be coordinated with them.

(3)	(a)

To ask a judge in the Magistrates Court to grant an order allowing him to enter any place, which is not used solely for residential purposes, to conduct a search there and to seize any object that is required for the purpose of the clarification of the breach and to penetrate into computer held material and to copy it, and all under such terms and subject to such qualifications as may be stipulated in the order; the provisions of Section 56 B (C) to (I) shall apply to the issue of the search and seizure in accordance with this Section, mutates mutandis and with this change: in Sub-section (E) (1), instead of “an indictment has been filed in the proceedings” there shall come “an administrative enforcement procedure has been starts in accordance with Section B of Chapter H 4”;

(b)	An order as set forth in this Section shall not be given except where:

(1)

An investigator or an employee of the Authority has demanded from a person that they present an object or document to them in accordance with Section 56 A (A) or in accordance with an order in accordance with paragraph (1), and he has not presented them;

(2)	A demand as set forth in sub-paragraph (1) might have harmed the clarification of the breach because of fear of the disappearance of evidence or its impairment.

(B)

If a person has been summoned in accordance with Sub-section (A) (2), the investigator is to inform them prior to their being questioned, of the acts in respect of the breach of which he is being questioned; and if he has so informed him, he must answer the questions that are asked, however his responses in relation to the acts that he informed about shall not serve as evidence in criminal proceedings against that person.

(C)

If a person has been summoned in accordance with Sub-section (A) (2), and has not presented himself, the court is entitled, at the request of the investigator, to order that he be brought before the investigator or that a punishment be imposed upon him because of the non-compliance, in accordance with that which has been set forth in Section 73 of the Courts Law [Combined Version], 5744 – 1984 (in this Law- The Courts Law), as if the person had been summoned to give testimony in court and had not presented himself.

The decision on an investigation or an administrative clarification

52AR.

If the Chairman of the Authority has reasonable grounds for suspecting that an act or omission has been conducted (in this Section – an act), as a result of which it is possible to hold a criminal investigation in accordance with Chapter J or an Administrative Investigation in accordance with that which has been set forth in Section AQ, the Chairman of the Authority is to decide on whether to hold an investigation or a clarification in accordance with that which has been set forth above, in accordance with these considerations:

(1)	The severity of the acts and the circumstances relating to them;

(2)	An assessment of the nature and the strength of the evidence relating to that act;

(3)	The Authority’s policy on enforcement.

A decision on the commencement of Administrative Enforcement Procedures

52AS.

If the Chairman of the Authority has reasonable grounds for assuming, whether following a clarification in accordance with Section 52 AQ and whether in some other way, that a breach has been committed, he is entitled to decide to start an administrative enforcement process , in a reasoned decision in accordance with the application of the considerations in accordance with that which has been set forth in Section 52AR, in respect of that breach, and to appoint a panel of the Committee to discuss that breach.

Notification of the commencement of administrative enforcement proceedings

52 AT.	(A)

The chairman of the panel that has been appointed in accordance with Section 52 AS is to deliver notification of the commencement of administrative enforcement proceedings in accordance with this Section to the panel and the person in breach

(B)	The chairman of the panel is to mention these, inter alia, in the notification of the commencement of the administrative enforcement procedures:

	(1)	Details of the act that constitutes the breach, and an abbreviated summary of the facts and the circumstances on which it is based;

(2)	Details of the enforcement means that can be imposed on the party in breach as a result of the breach, in accordance with the provisions of Section C;

(3)	The party in breach’s right to receive all of the information that is passed to the panel in accordance with the provisions of Section 52 AU;

(4)	The party in breach’s right to state its claims in writing in front of the panel, in accordance with the provisions of Sections 52 AV and 52 AW.

The right to receive information

52 AU.	(A)

The Chairman of the Authority is to pass all of the information on the matter of the breach to the panel, which in his opinion is necessary for it to conduct the enforcement prior to the first discussion in the proceedings.

(B)

A party who has made a breach and who has been delivered notification of the commencement of administrative enforcement proceedings is entitled to receive all of the information in respect of the breach that has been delivered to the panel, as set forth in Sub-section (A) and the information in accordance with that which has been set forth above is to be made available to him from the time that notification is delivered, in accordance with that which has been set forth above.

(C)

Without detracting from what is set forth in Sub-section (B), the party in breach will also be entitled to receive all of the information that is received by the panel during the course of the conduct of the proceedings.

The right to present claims

52AV.

A party who has made a breach and who has been delivered notification of the commencement of administrative enforcement proceedings, is entitled to state his claims on that issue to the panel, in writing, within 45 days of the date of the delivery of the notification.

The procedures before the panel

52 AW.	(A)	The party who has made a breach is entitled to be present at all of the discussions held by the panel on the process.

(B)

A party who has made a breach and who has stated their claims, in writing, in front of the panel, in accordance with the provisions of Section 52 AV is entitled to make his claims heard in front of the panel.

(C)

The panel is entitled to summon additional persons to appear in front of it and to deliver the information to it that is required in order for it to make its decision, in special circumstances, including at the request of the party making the breach; the party who has made a breach is entitled to be present as the hearing to which the person has been summoned, in accordance with that which has been set forth above, and to receive the information, in accordance with that which has been set forth above, and to have his claims heard before the panel.

(D)

If a person has been summoned in accordance with the provisions of Sub-section (B) and has not appeared, the court is entitled, at the request of the panel, to order that they be brought or to impose a punishment on them because of the non-compliance, in accordance with that which has been set forth in Section 73 of the Courts Law, as if the person had been summoned to give testimony in court and had not appeared.

(E)

A person who has been hurt by the breach shall not be a party to the proceedings, however, the panel is entitled to invite them to appear before it in accordance with the provisions of Sub- section (C).

Protocols

52AX.

At every discussion held by the panel on the breach a protocol is to be recorded, which reflects what is stated and what occurs at the hearing, and in respect of the procedure, including questions and comments by the panel; the party that is in breach is entitled to receive a copy of the protocol at the end of the discussion or shortly afterwards.

The panel’s decision

52 AY.	(A)

The panel’s decision at the end of the procedure is to be reasoned in writing and is to be sent to the party in breach; Where the decision is one in which means of enforcement will be imposed in accordance with Section C, the reasoning for the selection of the type of means, in accordance with that which has been set forth above, are to be detailed, in accordance with the application of the considerations that are enumerated in Section 52 AZ, in relation to that breach

(B)

If the panel has decided to impose means of enforcement on the party in breach, it is to detail in its decision the time at which the decision will enter force , which at the very earliest shall be 60 days from the time of the handing down of the decision and it is entitled to determine different times for the entry into force of different means of enforcement; the court is entitled to instruct, as the request of the chairman of the panel, that the timing of the entry into force of the decision, as a foresaid, be brought forward, if it is satisfied that the circumstances of the case justify this.

(C)

If the panel has decided to refer to the court with a request for the extension of the period of the prohibition of a period of office or of its suspensions, in accordance with that which has been set forth in Section 52 BD (A) or 52BE (1) or with a request to cancel a license, authorization or permit, in accordance with that which has been set forth in Section 52 G (2), for reasons that are to be set forth in the decision, this is to be noted in the decision.

Section C: The Means of Administrative Enforcement2

Impose means of administrate enforcement

52AZ.

If the panel has found that a breach has been committed, it is entitled to impose one or more to the means of enforcement that are stipulated in this chapter on the party that is in breach, subject to the provisions of Section 52 BG; the panel is to select the means of enforcement and their level from among the means of enforcement that are set forth in this Section, in accordance with these considerations alone:

(1)	The facts that constitute the breach;

(2)

The other factual circumstances that have been proved in the hearings held by the panel on the subject of the breach, including the extent of the breach, the profit that was produced from it or the loss that was avoided because of it and the damage that was caused as a result of it.

(3)	The existence or the absence of previous breaches;
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[2]	The entry of the Section into force is at the time set in the procedures for the work of the Administrative Enforcement Committee, in accordance with Section 52 AM (A)

(4)

The action that was taken by the party who is breach on the disclosure of the breach, including the cessation of the breach of its own initiative of the party in breach and the reporting to the Authority in respect of it, the action taken to avoid a recurrence of the breach and to reduce the damage caused as a result of it;

(5)	The personal circumstances surrounding the party who is breach, which lead to its being made or other exceptional personal circumstances;

(6)	The Authority’s policy on enforcement.

Financial penalties

52BA.	(A)	The panel is entitled to impose a financial penalty on the person in breach in a maximum amount in accordance with that which has been set forth below, as the case may be:

(1)

In respect of a breach that is enumerated in Chapter A of the Seventh Addendum – NIS 2,000,000 for an entity, NIS 25,000 for an individual who is an employee of the entity, who is not a senior office holder therein and NIS 400,000 for any other individual;

(2)

In respect of a breach that is enumerated in Chapter B of the Seventh Addendum – NIS 3,000,000 for an entity, NIS 25,000 for an individual who is an employee of the entity, who is not a senior office holder therein and NIS 600,000 for any other individual;

(3)	In respect of a breach that is enumerated in Chapter C of the Seventh Addendum – NIS 5,000,000 for an entity, NIS 1,000,000 for an individual.

(B)	The provisions of Sections 52 U, 52 X and 52 Y shall apply for the issue of the financial penalties in accordance with this Section, mutatis mutandis, and with these changes: in Section 52 U:

(1)

In Sub-section (A) in place of “on the day that the demand for payment is delivered”, there shall come “on the day on which the decision is handed down”, in place of “ on demand for payment”: there shall come “on a decision in accordance with Chapter H 4”, in place of “in accordance with Section 52 Z” there shall come “in accordance with a decision of a court” and in place of the ending, as from the words “in which the Authority agreed” there shall come “in which the court agreed to delay, in accordance with that which has been set forth above”;

(2)

In Sub-Section (B) in place of “the amounts of shareholders’ equity and the financial penalty that are stipulated in the Sixth Addendum”, there shall come” the amounts of the financial penalty that are stipulated in Section 52 BA (A).

Payment for those hurt by the breach

52BB.	(A)

The panel is entitled to impose on a party in breach, to pay an amount at a rate in accordance with that which has been set forth below, as the case may be, in the name of a person who has been appointed in accordance with Sub-section (D) (in this Section – the appointee), which is to be divided between the persons injured by the breach in such manner as the appointee may instruct:

(1)	If a financial penalty has also been imposed on the party in breach, because of that breach, in accordance with Section 52 BA – at a rate that is the higher of these:

(a)	The amount of the damage that was called to all of those injured by the breach, up to a rate of 20% of the amount of the financial penalty that was imposed on the party in breach;

(b)

The amount of the profit or the benefit, including the avoidance of a loss, which the party in breach has achieved, directly or indirectly, as a result of the performance of the breach, and solely that they shall not exceed the amount of the maximum financial penalty that could have been levied as a result of the breach;

(2)

If no financial penalty has also been imposed on the party in breach, because of that breach, in accordance with Section 52 BA – at a rate of the amount of the profit or the benefit in accordance with that which has been set forth above in paragraph (1) (B), and solely that they shall not exceed the amount of the maximum financial penalty that could have been levied as a result of the breach.

(B)	The provisions of Section 52 X shall apply in respect of the payment in accordance with this Section, mutatis mutandis, and the provisions of the Tax Ordinance (Collection) shall also apply.

(C)	The appointee shall decide on the matter of the division of the payment in accordance with this Section among those injured by the breach.

(D)	The Minister of Justice, after having consulted with the Authority and with the approval of the Finance Committee of the Knesset, is entitled to stipulate directives on the subject of –

(1) The appointment of the appointee, including the party that is to appoint him and the conditions for their suitability for the appointment;

(2)

The manner in which the appointee is to carry out their role, including the manner of the approach by those injured by the breach to the appointee and the manner in which he is to conduct inquiries as to the extent of the damage and its division between the parties injured by the breach, as well as the reports that will be required to be delivered in connection with the fulfillment of his position;

(3) The Appointee’s fees and expenses.

The taking of action to repair a breach and the avoidance of its recurrence

52BC.

A panel is entitled to instruct a party in breach as to the actions that it is to take in order to repair the breach and to avoid its recurrence, and it is entitles to demand the depositing of a guarantee by the party in breach as collateral for the execution of the actions, in accordance with that which has been set forth above; and if the panel or another panel of the Committee is convinced that the party in breach has not executed the actions that it had instructed it to do, in accordance with that which has been set forth above, the guarantee that has been deposited will be seized.

Prohibition on holding office as a senior office holder in a supervised body

52BD.	(A)

If the panel has found that a party in breach, who has breached a provision that is enumerated in Chapter C of the Seventh Addendum, is not fit to hold office as a senior office holder in any of the bodies that are set forth below (in this Section – the supervised body), it is entitled to determine that they will not be entitled to hold office as a senior office holder for a period, which may not exceed one year, and with the approval of the court, for five years, from the time that the decision enters force:

(1)	An entity that holds a license under the Consultancy Law;

(2)	A fund manager or trustee within the meaning of those terms in Section 4 of the Mutual Investments Law;

(3)	A reporting entity;

(4)	An underwriter;

(5)	A corporation that holds a floor license, within the meaning of that term in Chapter G 3.

(B)	A determination in accordance with this Section may be in relation to a particular supervised body, a certain type of supervised body or for all of the supervised bodies.

The cancellation or suspension of a license, approval or permit

52BE.	A panel is entitled, with regards to a breach of any of the provisions that are enumerated in Parts B or C of the Seventh Addendum –

(1)

To suspend a license for the management of a trading floor or a control permit in a company that has a floor license that was given to a party in breach in accordance with this Law, a license that was given to the party in breach in accordance with the Consultancy Law, approval to serve as the manager of a fund or as a trustee or a permit to hold the means of control in the manager of a fund that was given to the party in breach in accordance with the Mutual Investments Law, for a fixed period that does not exceed one year, or to transfer an underwriter to an inactive status in the Register of Underwriters, which has been determined in accordance with Section 56 (C) (hereinafter – suspension); however, the extension of the suspension in accordance with this paragraph for a period that exceeds one year requires the approval of a court;

(2)	Subject to court approval, to cancel a license, approval or permit, as set forth in paragraph (1), which has been given to a party in breach.

Conditional means of enforcement

52 BF.	(A)

If a panel has imposed means of enforcement on a party in breach in accordance with that which has been set forth in Section 52 BA, 52 BD or 52 BE, it is entitled to instruct in its decision that the means of enforcement, in whole or in part, shall be conditional.

(B)

A party on which conditional means of enforcement have been imposed, is not to take action vis-à-vis the means of enforcement, unless the panel or another panel of the Committee has determined that within a period that was stipulated in the decision of the panel, in accordance with that which has been set forth above in Sub-section (A), which may not exceed two years from the time of the handing down of the decision, it has breached one of the breaches that were stipulated in the decision.

Time restrictions for the matter of the imposition of means of enforcement

52BG.	(A)	In this Section, “The determining period” – the period in accordance with that which has been set forth below, as the case may be:

(1)

In the case of a breach that is enumerated in Chapter A of the Seventh Addendum – one year from earlier of the time at which the Authority discovered the execution of the breach or three years from the time of the commitment of the breach;

(2)	In the case of a breach that is enumerated in Chapter B of the Seventh Addendum – five years from the time of the commitment of the breach;

(3)	In the case of a breach that is enumerated in Chapter C of the Seventh Addendum – seven years from the time of the commitment of the breach;

(B)

If it has been decided to commence administrative enforcement procedures in accordance with Section 52 AQ, in respect of a breach that is enumerated in Chapter A or Chapter B of the Seventh Addendum after the end of the determining period, the provisions that are set forth below shall apply in the matter of the authority of the panel to impose means of enforcement on the party in breach in accordance with this Section, as the case may be:

(1)

If seven years have not yet passed from the time that the breach was committed, the panel is entitled to impose the means of enforcement on the party in breach that are enumerated in Section 52 BB (A) (2) or Section 52 BE alone.

	(2)	If seven years have passed from the time that the breach was committed, the panel is entitled to impose the means of enforcement on the party in breach that are enumerated in Section 52 BE alone.

(C)

If it has been decided to commence administrative enforcement procedures in accordance with Section 52 BA, in respect of a breach that is enumerated in Chapter C of the Seventh Addendum after the end of the determining period, the panel is entitled to impose means of enforcement on the party in breach in accordance with Section 52 BE alone.

(D)

The period of time in which the Authority or the panel of the Committee has been prevented from completing the clarification process of the breach or the administrative enforcement process, as the case may, shall not be taken into account for the purpose of the counting of the determining period if it caused by one of the following:

	(1)	The party in breach was outside of Israel;

	(2)	Avoidance on the part of the party in breach;

	(3)	The medical or mental state of the person in breach;

	(4)	It is not possible to find the party in breach after having made a reasonable effort.

Section D: General Provisions3

The publication of and an immediate report on a decision whether to impose means of enforcement.

52BH.	(A)	The Authority shall publish the decision of the panel, in accordance with that which has been set forth in Section 52 AY (A) on its internet site, at the time that it enters into force.

(B)

The panel is entitled not to publish the decision, as set forth in Sub-section (A) or to defer its publication to a later date, which shall be determined, at the request of the party in breach, in a decision that is reasoned in writing; however the length of time that has passed from the time of the breach shall not in and of itself be a reason for this purpose.

(C)

The panel is entitled not to permit the review of a protocol of a proceeding that has been held in accordance with this chapter, if it is convinced that for special reasons, which are to be recorded, such review would cause harm to the party in breach or to a third party.

(D)

If a decision by the panel to impose means of enforcement on a party in breach which is a reporting party, within the definition of that term in Section 52 AA (B) or a senior office holder therein, the reporting party is to publish an immediate report on the decision, in accordance with Section 36 (C), 44 AC or 56 (C) (3), in accordance with Section 27 C of the Consultancy Law or in accordance with Section 72 (A) of the Mutual Investments Law, as the case may be, and the provisions of Sections 37 and 38 shall apply for this purpose, mutatis mutandis, unless the panel has decided, in accordance with the provisions of Sub-section (B), not to publish that decision or to defer its publication.

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[3]	The entry into force of the Section is at the time set in the procedures for the work of the Administrative Enforcement Committee, in accordance with Section 52 AM (A)

(E)

If the panel has decided to impose means of enforcement on a party in breach, which is the holder of a license in accordance with Section 44 M or in accordance with the Consultancy Law or on a banking entity, the Chairman of the Authority is entitled to instruct it to also inform its customers, as the Chairman of the Authority may direct, in accordance with the circumstances of the case, of the significance of the breach and its circumstances, for which the panel in accordance with that which has been set forth above has decided to impose the means of enforcement that have been imposed on it.

The authority of a court in an appeal

52BI.	(A)

An administrative appeal on the decision of the panel, in accordance with that which has been set forth in Section 42 E of the Courts Law, must be filed within 45 days of the date of the receipt of the decision of the panel, pursuant to Section 52 AY.

(B)	If an appeal has been filed against the decision of the panel, the court is entitled to confirm the decision of the panel, to cancel it or to revise it.

The approval of the panel’s decisions

52BJ.

An approach to the court for approval in accordance with Section 52 AY (B), 52 BD and 52 BE is to be made to the Economics Department, within the meaning of that term in Section 42 D of the Courts Law.

A delay in the execution of the decision and a refund

52BK.	(A)

There is nothing in the presentation of an appeal that delays the execution of the decision, its publication or the presentation of an immediate report in accordance with Section 52 BH (D), unless the panel has agreed to this or the court has ordered it.

(B)

If the court has decided to accept an appeal, as set forth in Sub-section (A), after a financial penalty has been paid in accordance with Section 52 BA, the provisions of Section 52 Z (B) shall apply for the matter of the financial penalty.

The responsibility of a General Manager and a partner and except for a limited partner

52BL.	(A)

The general manager of the entity and a partner, except for a limited partner, must supervise and employ all of the means that are reasonable in the circumstances of the case in order to avoid the commitment of a breach by the entity or partnership, as the case may be, or by any of their employees.

(B)

If a breach has been committed, except for one of the breaches that are enumerated in items (6) to (8) of Chapter C of the Seventh Addendum and except for a breach in accordance with Section 54 (A1), except for breaches in accordance with that which has been set forth above that were committed by an entity, the assumption is that the General Manager of the entity or a partner, except for a limited partner in a partnership, as the case may be, breached their duty in accordance with Sub-section (A) and that it is possible to impose upon them one or more of the means of enforcement in accordance with that which has been set forth below, as the case may be, which could have been imposed upon them if they were the party in breach, unless they have been proven that they fulfilled their duties in accordance with Sub-section (A):

(1)

A financial penalty in accordance with that which has been set forth in Section 52 BA, in a maximum amount that shall not exceed half of the amount of the maximum financial penalty that could have been imposed on the party in breach who was another individual, as a result of that breach;

(2)

On the matter of one of a breach that is enumerated in Chapter B or C of the Seventh Addendum – deferral, in accordance with that which has been set forth in Section 52 BE (1), for a period that shall not exceed half of the period of the deferral that could have been imposed on the party in breach in accordance with that Section, or the cancellation of a license, an approval or of a permit, in accordance with that which has been set forth above;

(3)

For the purposes of a breach that is enumerated in Chapter C of the Seventh Addendum – the prohibition on holding a senior office in a supervised body, in accordance with that which has been set forth in Section 52 BD for a period that shall not exceed half of the period of the prohibition from holding office, that could have been imposed on the party in breach in accordance with that Section.

(C)

If an entity has set sufficient procedures to prevent a breach, as set forth in Sub-section (B), if it has appointed a person who is responsible on its behalf to supervise its compliance, including for the matter of the training of the entity’s staff as to its existence, and if it has also taken reasonable means to repair the breach and to avoid its recurrence, the assumption is that the General Manager or the partner, as the case may be, has fulfilled their duty as set forth in Sub- section (A).

(D)	In this Section, “Partnership” and “Limited Partner” – are as defined in the Partnership Ordinance [New Version], 5735 – 1975.

Administrative enforcement proceedings and criminal proceedings

52 BM.	(A)

If a party in breach has been summoned for the clarification of a breach in accordance with Section 52 AQ (A) (2) or if they have been delivered notification of the institution of an administrative procedure, in accordance with Section 52 AT, an indictment is not to be presented against the party in breach because of the act that constitutes the breach, and neither shall a financial penalty be imposed in accordance with Chapter H 3 because of the act.

(B)

If a person has been warned of suspicion of the commitment of a securities transgression, a transgression as defined in Section 29 of the Consultancy Law and a transgression as defined in Section 97A of the Mutual Investments in Trust Law, no administrative procedure is to be instituted because of the act that is the subject of the transgression, unless one of these applies:

	(1)	The District Attorney has decided not to put the suspect on trial;

(2)

The suspect has been put on trial but the Chairman of the Authority, in consultation with the District Attorney, is convinced, in a decision that is reasoned in writing, that special circumstances exist for the institution of an administrative procedure in respect of the act that is the subject matter of the transgression or for the arrangement, in accordance with that which has been set forth in Section A of Chapter I 1, and solely that if an administrative procedure is instituted in circumstances in accordance with that which has been set forth above, in a decision by the panel or in an arrangement in accordance with that which has been set forth in Section A of Chapter I 1, it will not be possible to impose means of enforcement on the party in breach, except in accordance with that which has been set forth in Section 52 BD or 52 BE.

Administrative proceedings against a senior office holder in a banking entity and in an institutional body

52 BN	(A)

The Chairman of the Authority is to inform the Supervisor of Banks of his decision to institute administrative clarification proceedings against a senior office holder in a banking entity, or to inform the Supervisor of a decision to institute administrative clarification proceedings against a senior office holder in an institutional body

(B)

If it has been decided to institute Administrative Enforcement proceedings against a senior office holder in a banking entity or in an institutional body, in connection with a breach for which enforcement means involving a prohibition on holding a senior office, in accordance with that which has been set forth in Section 52 BD, in a banking entity or in an institutional body, as the case may be, the Chairman of the Authority is to inform the Supervisor of Banks or the Commissioner, as the case may be, in respect of the senior office holder in a banking entity or an insurer, and he is to hear the position held by the Supervisor of Banks or the Commissioner, as the case may be.

(C)

The Supervisor of Banks or the Commissioner, as the case may be, shall have fair opportunity to state an argument in front of the panel that is discussing the breach prior to a decision being made whether to impose enforcement means involving the prohibition on the holding of a senior office in a banking entity or in an insurer, as the case may be.

(D)	In this Section –

“Institutional body”, “Insurer”- as defined in the Supervision of Insurance Law;

“The Supervision of Insurance Law” – The Law for the Supervision of Financial Services” (Insurance), 5741 – 1981;

“The Supervisor” – The Supervisor of the Capital Market, Insurance and Savings in the Ministry of Finance;

“The Supervisor of Banks” – The Supervisor of Banks, who has been appointed in accordance with Section 5 of the Banking Ordinance, 1941.

Misleading the Authority

52BO.

Without detracting from the provisions of any Law, for the purposes of chapter H 4, a supervised party, who has caused the presentation of a misleading detail to the Authority, in a report, in a document or in an announcement, whose presentation was required in accordance with any Law, including in accordance with a demand from the Authority or of an authorized employee for that purpose, who should have known that it would have mislead the Authority, will be seen has having breached a provision that is enumerated in chapter C of the Seventh Addendum.

A change in the Seventh Addendum

52BP.

The Minister of Finance is entitled to change the Seventh Addendums, by an order, in accordance with a proposal by the Authority or in consultation with it, with the agreement of the Minster of Justice and with the approval of the Finance Committee of the Knesset.

Section 233 (2) of the Companies Law

The Companies Law, 5759 – 1999

Disqualification in accordance with a court ruling

233.

The court is entitled at the request of the company, a director, a shareholder or creditor, to give instructions in respect of the expiry of the term of office of a director, if it finds that one of these has taken place:

(1)	The director has been permanently prevented from fulfilling his duties;
(2)

In respect of a director who holds office in a public company or in a private company that is a company that has issued bonds – where during the course of his period of office he has been convicted in a court outside of Israel of a transgression in accordance with that which has been set forth in Section 226 (A) (2).

Sections 35 -36 of the Torts Ordinance [New Version]

Negligence

35.

If a person has committed an act, which a reasonable and intelligent person would not have done in the same circumstances, or if he has not committed some act that a reasonable and intelligent person would have done in the same circumstances, or if in any vocation or profession he has not used the skill, or used the level of caution, which a reasonable and intelligent person who is qualified to be engaged in that same vocation or profession would have used in the same circumstances, then that is negligence; and if he has been negligent in accordance with that which has been set forth above, towards one person, in respect of whom he has a duty in those circumstances not to act in the way that he has acted, then that is negligence and the person who in his negligence has caused damage to another person has committed a wrong.

A duty to any person

36.

The duty that has been set forth in Section 35 is incumbent upon any person as well as upon the owner of any asset, in circumstances in which a reasonable person should have foreseen in those circumstances that they might in the ordinary course of things be hurt by the act or omission that have been set forth in that Section.

Companies Regulations (Voting in Writing and Position Papers), 5766-2005

Companies Regulations (Voting in Writing and Position Papers), 5766-2005*

By virtue of the powers vested in me pursuant to Sections 89, 182 (c) and 366 of the Companies Law, 5759-1999 (hereinafter: the “Law”), in consultation with the Minister of Finance and with the Israel Securities Authority, and with the approval of the Constitution, Law and Justice Committee of the Knesset, I hereby enact the following Regulations:

Definitions	1.	In these Regulations –

“Certificate of Ownership” – as this term is defined in Section 71 of the Law;

“General Meeting” – including a class meeting;

“Distribution Site” – as this term is defined in the Electronic Reporting Regulations;

“Exchange” – the Tel Aviv Stock Exchange Ltd.;

“Unregistered Shareholder” – a shareholder pursuant to Section 177 (1) of the Law;

“Position Paper” – as this term is defined in Section 88 of the Law;

“Resolution on the Convocation of a General Meeting” – whether pursuant to a resolution by the Board of Directors of the company, as the result of a demand as set forth in Section 63 of the Law, or pursuant to a court order as set forth in Section 62 or 65 of the Law;

“Date of Record” – as this term is defined in Section 182 (b) or (c) of the Law;

“Written Vote” – as this term is defined in Section 87 of the Law;

“Shares” – shares which confer voting rights in the General Meeting of the company or in a class meeting;

“Register of Shareholders” – including the Additional Register, as this term is defined in Section 138 (a) of the Law;

“Additional Identifying Detail” – an identifying detail of the shareholder, which was determined by a member of the Exchange, such as the number of the account through which the Shares are held, and which a shareholder wishes to vote by Internet shall key in at the time of his voting;

“Control Code” – a unique two digit control code, which is contained in the Certificate of Ownership, which a member of the Exchange has randomly allocated to a specific Identification Code;

“Identification Code” – a unique identification code, which is contained in the Certificate of Ownership, which is allocated by a member of the Exchange to an Unregistered Shareholder, in accordance with his holdings of shares, on the Date of Record;

“Closing Rate” – a rate which was set by the Exchange;

“Electronic Reporting Regulations” – Securities Regulations (Signature and Electronic Reporting), 5763-2003;

“Immediate Reporting Regulations” – Securities Regulations (Periodic and Immediate Reports), 5730-1970.

________________________________________________
                                                     * Published in the Compendium of Regulations, 5766, No. 6443, dated December 13, 2005, page 164.

Applicability	2.

(a) These Regulations shall apply if a Resolution on the Convocation of a General Meeting was adopted, whereby the agenda of said General Meeting includes one of the subjects set forth in Section 87 (a) (1) through (5) of the Law, and shall apply if a Resolution on the Convocation of a General Meeting was adopted by a public company, pursuant to Section 350 of the Law; nonetheless, they shall not apply if, to the best of the company’s knowledge at the time of the Resolution on the Convocation of a General Meeting, the controlling shareholder of the company, as at the Date of Record for the convocation of the General Meeting, holds Shares which confer the percentage required for the adoption of the resolution on the agenda of the General Meeting, on the assumption that all of the other shareholders participate in the voting and vote against it.

(b) The duties of presentation to the Israel Securities Authority and the Exchange, pursuant to these Regulations, shall not apply to a company, the shares of which have only been offered for sale outside Israel or are only registered on an Exchange outside of Israel.

Date of Record	3.

A company shall set forth the Date of Record in the Resolution on the Convocation of a General Meeting, provided that said Date of Record shall fall no more than 40 days and no less than 28 days before the date of convocation of the General Meeting.

Presentation of Written Votes and Certificates of Ownership to shareholders	4.

(a) Should the General Meeting have been convened as the result of a demand as set forth in Section 63 (b) of the Law, the persons or entities, as a result of whose demand the Meeting was convened, shall submit the wording of the Written Vote to the company on the date of submission of the demand.

(b) A company shall present the wording of a Written Vote to the Israel Securities Authority and the Exchange, pursuant to the Electronic Reporting Regulations, on the date of publication of the notice of convocation of the General Meeting.

		(c) A member of the Exchange –

(1) Shall present to a company which allows voting by Internet, no later than five days after the Date of Record, a list which includes an Identification Code for each of the Unregistered Shareholders who hold securities through him and are entitled to perform transactions in their securities account, each one severally, together with the number of Shares with respect to which they are entitled to vote, and together with an Additional Identifying Detail, and he shall not provide the Control Code of the shareholders to the company or to any other entity, unless otherwise set forth in these Regulations;

(2) Shall send by e-mail, free of charge, no more than five days after the Date of Record, a link to the wording of the Written Vote, on the Distribution Site, to every Unregistered Shareholder who holds securities through him, unless the shareholder has given notice to the member of the Exchange that he does not wish to receive a link as set forth above, or has given notice that he wishes to receive Written Votes by postal mail, against payment of postage fees only.

(d) A shareholder is entitled to approach the company directly and to receive from it, free of charge, the wording of the Written Vote, or, with his consent, a link to the wording of the Written Vote on the Distribution Site.

(e) An Unregistered Shareholder is entitled to receive the Certificate of Ownership, for the purpose of voting at the Meeting pursuant to Regulation 2, at the branch of the member of the Exchange, or by postal mail to his address, against payment of postage fees only, should he have requested this.

(f) A company shall send a Written Vote, free of charge, to the shareholders who are registered in the Register of Shareholders on the date of publication of the notice of convocation of the General Meeting.

(g) A company which publishes a Written Vote or a Position Paper with respect to a specific General Meeting, by additional means other than those which are set forth in these Regulations, shall be required to publish, by the same means, all of the Position Papers which it has received with respect to the Meeting in question.

Voting in writing or by Internet	5.

(a) An Unregistered Shareholder who wishes to vote at the General Meeting without attending the General Meeting and without sending a proxy is entitled to vote in writing, pursuant to sub-Regulation (b), or by Internet, should the company had decided to allow this, pursuant to sub-Regulation (c).

(b) When voting in writing, the shareholder shall set forth his vote on the second part of the Written Vote as set forth in Regulation 7, which shall be drawn up according to the form in the Addendum (hereinafter: the “Form”) and shall deliver it to the company or shall send it to the company by registered postal mail, together with a Certificate of Ownership, in such a way that the Written Vote shall arrive at the registered offices of the company no later than 72 hours before the time of convocation of the General Meeting.

(c) A company is entitled to allow an Unregistered Shareholder, who appears in the list of Identification Codes, as set forth in Regulation 4 (c) (1), to vote by Internet, instead of voting pursuant to sub-Regulation (b), provided that all of the following shall be fulfilled:

(1) The company shall have taken all reasonable precautions with respect to Information Security; for this purpose, “Information Security” – use of reliable software and hardware systems, which provide reasonable protection against hacking, destruction, interference or causing damage to a computer or to computer material, and which provide a reasonable level of availability and reliability; the company shall update the systems from time to time in order to comply with the conditions set forth above, and the Board of Directors shall supervise the fulfillment of its instructions and shall hold a meeting from time to time, and at least once a year, in the context of Information Security in this regard;

(2) The voting by Internet shall be carried out on a form which is identical, from the standpoint of content and format, to the Form which the company presented to the Israel Securities Authority and the Exchange;

(3) The voting by Internet can be retrieved, saved and generated as output, and cannot be changed after the vote;

(4) The members of the Exchange shall have provided the company with a list of the Identification Codes of the shareholders and a list of the Additional Identifying Details, pursuant to Regulation 4 (c) (1);

(5) Voting shall be possible for no more than six days after the Date of Record and up to 72 hours before the time of convocation of the General Meeting;

(6) Voting shall not be possible without keying in the Identification Code, the Control Code and the Additional Identifying Detail;

(7) The company shall maintain confidentiality with respect to the information which was transferred to it pursuant to Regulation 4 (c) (1), unless otherwise set forth in these Regulations.

(d) A shareholder who is registered in the Register of Shareholders and who wishes to vote in writing shall set forth his vote on the Form and shall deliver it to the company or shall send it to the company by registered postal mail, together with a photocopy of his Identity Document or a photocopy of his passport or a photocopy of the certificate of incorporation, in such a way that the Written Vote shall arrive at the registered offices of the company no later than 72 hours before the time of convocation of the General Meeting.

Position Papers	6.

(a) The company is entitled to append a Position Paper by the Board of Directors to the wording of the Written Vote which is presented to the Israel Securities Authority, the Exchange and the shareholders who are registered in the Register of Shareholders.

(b) Any person or entity, upon whose demand the Board of Directors convened the General Meeting is entitled to present to the company, together with the demand, the wording of a Position Paper; the company shall append the wording of a Position Paper, which was presented to it as set forth above, to the wording of the Written Vote which is presented to the Israel Securities Authority, the Exchange and the shareholders who are registered in the Register of Shareholders.

(c) A Position Paper by a shareholder shall be filed up to 10 days after the Date of Record (hereinafter: the “Deadline for Submission of Position Papers”); the company shall present the wording of the Position Paper to the Israel Securities Authority and the Exchange, pursuant to the Electronic Reporting Regulations, no later than one day after the shareholder has presented it to the company; the company is entitled to present to the Israel Securities Authority and the Exchange, pursuant to the Electronic Reporting Regulations, a Position Paper which includes a response by the Board of Directors as set forth in Section 88 (c) of the Law, no later than five days after the Deadline for Submission of Position Papers by the shareholders; should the company have set a Date of Record which is more than 28 days from the date of convocation of the General Meeting, it is entitled to send Position Papers at a later date, provided that said later day shall be at least 12 days from the date of convocation of the General Meeting.

(d) A shareholder is entitled to approach the company and to receive from it, free of charge, the Position Papers which it has received.

(e) A member of the Exchange shall send by e-mail, free of charge, a link to the wording of the Position Papers, on the Distribution Site, to each Unregistered Shareholder who holds shares through him, no later than five days after the publication thereof on the Distribution Site, unless the shareholder has given notice, as set forth in Regulation 4 (c) (2), that he does not wish to receive a link or that he wishes to receive Written Votes by postal mail, against payment of postage fees only; should the shareholder have given notice that he wishes to receive the Written Votes against payment of postage fees, the member of the Exchange shall also send the Position Papers, against payment of postage fees only.

(f) A company shall send the wording of each Position Paper to the shareholders who are registered in the Register of Shareholders, no later than five days after the receipt thereof; a Position Paper which includes a response by the Board of Directors as set forth in Section 88 (c) of the Law shall be sent to the shareholders, as set forth above, on the date of presentation thereof to the Israel Securities Authority and the Exchange.

(g) A company is entitled to collect a reasonable consideration, taking into account the costs of distribution, from a shareholder who has submitted a Position Paper to it; should the Position Paper have been submitted by one or more shareholders who, as at the Date of Record, hold shares at a value of ten thousand New Israeli Shekels or more, at the Closing Rate on the Exchange on the day before the Date of Record – the amount to be collected by the company shall not exceed 200 New Israeli Shekels.

(h) The amounts which are set forth in sub-Regulation (g) shall be changed on January 1 of each year (hereinafter: the “Date of Change”), according to the rate of change of the New Index relative to the Base Index; for this purpose –

the “Index” – the Consumer Price Index which is published by the Israel Central Bureau of Statistics;
the “New Index” – the Index most recently published before the Date of Change;
the “Base Index” – the Index most recently published before the date of entry into force of these Regulations.

Wording of a Written Vote	7.	(a) A Written Vote shall be composed of two parts; the first part thereof shall include the following details, in the order in which they appear below:

(1) The name of the company;

(2) The type of General Meeting, the date, time and place of convocation thereof;

(3) A reasonable amount of detail with respect to each subject on the agenda, with the exception of the appointment of Directors, pursuant to which the provisions of these Regulations apply; a description of the nature of the subject in question shall appear alongside each of the subjects, including the details of the principal facts which are required in order to understand the true nature of any matter which requires voting at the General Meeting, and the wording of any proposed resolution or a concise description of the highlights thereof shall be cited; the requisite amount of detail, pursuant to this paragraph, shall include no more than 500 words with respect to each of the subjects on the agenda and no more than 1500 words in total;

(4) The place and times where the complete wording of the proposed resolutions may be inspected;

(5) Details, to the best of the company’s knowledge, with respect to a candidate for the office of Director –

(a) Who is not serving as a Director of the company on the date of convocation of the Meeting, as set forth in Regulation 26 of the Immediate Reporting Regulations;

(b) Who is serving as a Director of the company:

(1) His name;

(2) His membership in one or more committees of the Board of Directors;

(3) The year in which his term in office as a Director of the company began;

(4) Any of the details required pursuant to Regulation 26 of the Immediate Reporting Regulations, should any change have taken place there in since the filing of the most recent Periodic Report by the company; in this paragraph, “Periodic Report” – as this term is defined in the Immediate Reporting Regulations;

(6) A statement that the voting with respect to each candidate for the office of Director shall be performed separately, unless otherwise set forth in the Articles of Association;

(7) The majority which is required for the adoption of a resolution at the General Meeting with respect to each of the subjects on the agenda;

(8) A statement – when voting with respect to the appointment of an external director, as set forth in Section 239 (b) of the Law; with respect to the amendment of the Articles of Association, as set forth in Section 262 (b) of the Law; with respect to the approval of an extraordinary transaction with a controlling shareholder, as set forth in Section 275 of the Law; or with respect to the approval of the merger, as set forth in Section 320 (c) of the Law; and when voting to adopt an amendment pursuant to Section 121 (c), should the company, in its Articles of Association, have determined that resolutions as set forth above shall also be adopted by way of voting in writing – that space has been allotted in Part II of the Written Vote for the designation of the presence or absence of an affinity, as required pursuant to the sections set forth above, and for the description of the nature of the relevant affinity, as well as a clarification that the vote of any voter who did not designate the affinity as set forth above or did not describe the nature thereof shall not be taken into account;

(9) A statement that the Written Vote shall be valid only if it is accompanied by the Certificate of Ownership for the Unregistered Shareholder, or a photocopy of an Identity Document, a passport, or a certificate of incorporation, if the shareholder is registered in the company’s books, and that it must be presented to the company no later than 72 hours before the time of the voting;

(10) A statement – with respect to a company which allows voting by Internet pursuant to Regulation 5 (c) – that voting by Internet may be carried out alternatively to voting pursuant to paragraph (9), without appending the Certificate of Ownership, by keying in the Identification Code and the Control Code which appear on the Certificate of Ownership, and an Additional Identifying Detail, as well as the address of the Website at which the voting may be carried out and the first and last dates on which voting by Internet may be carried out;

(11) The exact address of the company, for delivery of the Written Votes and the Position Papers;

(12) The deadline for presentation of Position Papers to the company and the deadline for presentation of the response by the Board of Directors to the Position Papers;

(13) The addresses of the Distribution Site and the Website of the Exchange, on which the Written Votes and the Position Papers may be found;

(14) A statement that the shareholder is entitled to receive the Certificate of Ownership at the branch of the member of the Exchange, or by postal mail, should he have so requested, and that a request in this matter shall be made in advance to a specific securities account;

(15) A statement that an Unregistered Shareholder is entitled to receive by e-mail, free of charge, a link to the wording of the Written Vote and the Position Papers on the Distribution Site, from the member of the Exchange through whom he holds his shares, unless he has given notice to the member of the Exchange that he does not wish to receive a link as set forth above, or that he wishes to receive Written Votes by postal mail, against payment; his notice with respect to the Written Votes shall also apply with respect to the receipt of the Position Papers;

(16) A statement that one or more shareholders who hold shares at a percentage which constitutes five percent or more of all of the voting rights in the company, and anyone who holds the aforesaid percentage of all of the voting rights which are not held by the Controlling Shareholder of the company, as this term is defined in Section 268 of the Law, is entitled to inspect the Written Votes as set forth in Regulation 10, and a statement of the number of shares which constitute five percent as set forth above; a shareholder shall set forth his vote with respect to each of the subjects on the agenda in the Form, which is the second part of the Written Vote, as set forth in Regulation 5 (b).

Wording of a Position Paper	8.

(a) The Position Paper shall be drawn up in clear, concise, simple and understandable language, and shall include no more than 500 words with respect to each of the subjects on the agenda and no more than 1500 words in total.

(b) Should the Position Paper be by a shareholder, it shall include the identity of the shareholder and the percentage of his holdings of shares in the company; should the shareholder be a corporation, the identity of the Controlling Shareholder thereof shall also be set forth, along with additional holdings of shares in the company by that Controlling Shareholder, to the best of the shareholder’s knowledge.

(c) A shareholder who submits a Position Paper, and who is acting in cooperation with others with respect to voting at the General Meeting, whether generally or with respect to one of the subjects on the agenda, shall state this fact in the Position Paper and shall set forth the details of the cooperation arrangements and the identity of the cooperating shareholders; should the shareholder or another person cooperating with him have a personal interest in the results of the voting at a General Meeting, the nature of the personal interest shall be stated.

(d) A Position Paper by shareholders, at whose request a General Meeting was convened pursuant to Section 63 (b) (2) of the Law, shall also include the fact that the Meeting was convened at their demand.

		(e) The inclusion of details in a Position Paper shall not derogate from the duties of reporting pursuant to the Securities Law and under any law.

		(f) The responsibility for the content of the Position Paper, under any law, shall rest exclusively with the submitter of the Position Paper.

Possibility of canceling a Written Vote	9.

A shareholder is entitled, up to 24 hours before the time of convocation of the General Meeting, to approach the registered offices of the company and, after having proved his identity to the satisfaction of the company secretary, or of another employee who was appointed for that purpose, to take back his Written Vote and his Certificate of Ownership, or to cancel his vote pursuant to Regulation 5 (c); should he have done so, the shareholder shall be entitled to vote only in the course of the General Meeting.

Inspecting the Written Votes	10.

(a) One or more shareholders who hold, as at the Date of Record, shares at a percentage which constitutes five percent or more of all of the voting rights in the company, and anyone who holds the aforesaid percentage of all of the voting rights which are not held by the Controlling Shareholder of the company, as this term is defined in Section 268 of the Law, is entitled – himself or through a proxy on his behalf, following the convocation of the General Meeting, to inspect, at the registered offices of the company, during ordinary working hours, the Written Votes and the records of voting by Internet which shall have reached the company, and shall be entitled to approach a member of the Exchange and to obtain the list of Control Codes and Identification Codes of the shareholders who voted by Internet, after having proved his right to do so pursuant to this Regulation, to the satisfaction of the member of the Exchange.

(b) The Court is entitled, at the request of a shareholder who does not hold, as at the Date of Record, shares at the percentage set forth in sub-Regulation (a), to order the company to enable the shareholder to inspect the documents and records set forth in sub-Regulation (a), in whole or in part, pursuant to the terms which it shall determine.

Results of the vote in writing	11.	(a) The Board of Directors shall appoint a person on its behalf (hereinafter: the “Appointed Person”) to count the votes of the shareholders who voted by means of Written Votes and by Internet.

(b) The Appointed Person shall draw up a report, which shall set forth the details of the votes by the shareholders and shall state the presence of an affinity as set forth in Regulation 7 (a) (8), when such details are required; should the voting have been by Internet, the date and time of receipt of the vote, the Identification Code, the Control Code, and the number of shares shall also be set forth.

		(c) The Appointed Person shall declare, by means of his signature on the report, that these are the results of the vote in writing; his identity shall be verified on the report by an attorney at law.

		(d) The report shall be presented to the General Meeting

		(e) The Written Votes, the records of voting by Internet and the report shall be kept at the registered offices on the company for seven years from the date on which the General Meeting was convened.

Dates	12.	In these Regulations –

		“Date of Presentation” – the date on which the Written Votes, the Position Papers and the Certificates of Ownership arrived at their destination;
		“Date of Dispatch” – the date on which the Written Votes, the Position Papers and the Certificates of Ownership were dispatched by the sender.

Duties of a member of the Exchange when opening a securities account	13.

(a) When opening a securities account, a member of the Exchange shall record whether the shareholder wishes to receive a link to the wording of Written Votes and Position Papers on the Distribution Site by e-mail, free of charge, or to receive Written Votes and Position Papers by postal mail, against payment of postage fees, or does not wish to be sent links or Written Votes and Position Papers as set forth above. In addition, the member of the Exchange shall record whether the shareholder wishes to receive the Certificates of Ownership to his address by postal mail, against payment of postage fees only; the instructions by the shareholder as set forth above shall be given with respect to the securities account, and not with respect to specific securities which are kept in the account; the shareholder, by signing a special form, shall confirm his choice and the fact that the alternatives set forth in this sub-Regulation were brought to his attention.

(b) A shareholder is entitled, at any time, to change any of the instructions which he gave at the time of opening the account, and a member of the Exchange shall act in accordance with the new instructions with respect to General Meetings, the Date of Record of which is after the date of the change.

Entry into force	14.

These Regulations, with the exception of Regulation 13, shall enter into force on 4 Nisan 5766 (April 2, 2006) (hereinafter: the “Date of Entry into Force”), and they shall apply to a General Meeting, notice of which was published on the Date of Entry into Force or thereafter; Regulation 13 shall enter into force 30 days after the publication thereof.

Transitional provisions	15.

(a) A member of the Exchange, within 30 days of the date of publication of these Regulations, shall send a notice, by postal mail, to the shareholders whose securities accounts were opened prior to the date of publication of these Regulations, in which he shall request that the shareholder give notice pursuant to Regulation 13; should the shareholder not reply to the notice, the member of the Exchange shall send a link to the wording of the Position Papers and the Written Votes on the Distribution Site, to the e-mail address which he has been given; should the member of the Exchange not have been given the shareholder’s e-mail address, the shareholder shall be deemed to have given notice, with respect to the securities account in question, that, generally speaking, he does not wish to receive a link as set forth above, unless and until he notifies the member of the Exchange otherwise.

(b) Notwithstanding that which has been set forth in sub-Regulation (a), a company is entitled to ask a member of the Exchange to send, by postal mail, against payment which shall be determined in advance by the parties, and no later than 10 days after the date of the requests, a Written Vote and Position Papers to a shareholder who did not reply to the notice by the member of the Exchange; should the company have so requested – all of the Position Papers shall be sent to the shareholder.

Addendum
(Regulation 5 (a))
Written Vote – Second Part
Companies Regulations (Voting in Writing and Position Papers), 5766-2005
(hereinafter: the “Regulations”)

Name of the company _______
Address of thecompany (for receipt and dispatch of the Written Votes) _______
Company No. _______
Date of the meeting _______
Type of the meeting _______
Date of Record _______
For companies which allow voting by Internet pursuantto Regulation 5 (c) of the Regulations
Website by which voting may be carried out _______
(To be completed by the company up to this point).
Details of the shareholder
Name of the shareholder _______
Identity No. _______
If the shareholder does not have an Israeli Identity Document –
Passport No. _______
Country of issue _______
Valid until _______
If the shareholder is a corporation –
Corporation No. _______
Country of incorporation _______
For companies which allow voting by Internet pursuant to Regulation 5 (c) of the Regulations
Identification Code _______
Control Code _______
Additional Identifying Detail which is to be stated when voting _______

The vote

Subject No. on the agenda	Vote[1]	Regarding the appointment of an external director (Section 239 (b) of the Companies Law) – are you a controlling party?[2]	Regarding the approval of a transaction pursuant to Sections 255 and 275 of the Companies Law – do you have a personal interest in the resolution?[2]	Regarding the approval of a merger – are you the other merging company or person who holds means of control – as set forth in Section 320 (c) of the Companies Law?	Regarding an
amendment of
the Articles of
Association
concerning
exemption,
indemnification
or insurance
(Section 262 (b)
of the
Companies Law)
– do you have a
personal interest
in the approval
of the resolution?
Regarding the authorization of the Chairman of the Board of Directors to also serve as CEO (Section 121 (c) of the Companies Law) – are you a controlling shareholder of the company?
In favor	Opposed	Abstain	Yes*	No	Yes*	No	Yes*	No	Yes*	No	Yes*	No

Date	__________________________
Signature

-----------

For shareholders who hold shares through a member of the Exchange (pursuant to Section 177 (1)) – this Written Vote is valid only when accompanied by a Certificate of Ownership, with the exception of cases in which the voting takes place by Internet.

For shareholders who are registered in the company’s Register of Shareholders – this Written Vote is valid when accompanied by a photocopy of the Identity Document / passport / certificate of incorporation.

_________
* Specify
1 Failure to designate a vote shall be deemed to constitute abstention from voting on this subject.
2 The vote of a shareholder who does not complete this column, or who checks “Yes” and does not specify, shall not be counted.

20 Heshvan 5766 (November 22, 2005)	Tzipi Livni
Minister of Justice

Securities (Purchase Offer) Regulations, 5760-20001

By virtue of my authority under Section 56(D) (1) of the Securities Law, 5728-1968 (hereafter: “the Law”), upon the recommendation of the Israel Securities Authority, after consultation with the Minister of Justice and with the approval of the Finance Committee of the Knesset, I promulgate the following Regulations:

Chapter A: General Provisions

Definitions

1.         In these Regulations —

‘Stock exchange in Israel’, ‘stock exchange outside Israel’ and ‘Registrar’ – as defined in the Companies Law;

‘Immediate report’ – within the meaning of that term in Section 36 of the Law;

‘Acceptance notice’ – including notice of consent in a special tender offer;

‘Tender offer’ – any one of the following: a special tender offer, a full tender offer, an ordinary tender offer;

‘Exchange tender offer’ – a tender offer where the consideration offered, in whole or in part, is in securities, certificates of indebtedness or bonds which require a prospectus in order to offer them;

‘Special tender offer’ – within the meaning of that term in Section 328 of the Companies Law;

‘Full tender offer’ – within the meaning of that term in Section 336 of the Companies Law;

‘Ordinary tender offer’ – as defined in Regulation 3;

‘Member of a stock exchange’ – a member of a stock exchange in Israel;

‘Listed company’ – a company whose securities are listed for trading on a stock exchange in Israel;

‘Target company’ – a listed company, the holders of the securities of which a tender offer is directed at;

‘The Companies Law’ – the Companies Law, 5759-1999;

‘A trading day’ – any day on which trading takes place on a stock exchange in Israel;

‘A business day’ – a day on which most banking entities are open;

‘Index’ – an index that is published by the Central Bureau of Statistics or any other body that replaces it, and also an index published by a stock exchange in Israel;

‘Last acceptance date’ – the last day and time at which it is possible to submit acceptance notices;

‘Price of a security’ – the closing price of a security, as published by the Stock Exchange in Israel;

‘Bonus shares’ – within the meaning of that term in Section 43 of the Law;

‘Offeror’ – the offeror in a tender offer;

‘Senior office holder’ – a director, general manager, deputy general manager, financial controller, internal auditor and alternate holder of an office as aforesaid even if the description of his office is different, as well as an individual who is employed in an offeror in another position and who holds five per cent or more of the nominal value of the issued share capital or of the voting rights;

‘Securities’ – shares and securities that can be converted into, or exercised into, shares, including rights to these, and excluding securities issued by the Government or under a special law;

_______________________________
[1]	The Official Gazette 6019, 5760 (17 February 2000), p. 314; Amended: The Official Gazette 6235, 5763 (7 April 2003), p. 677; The Official Gazette 6352, 5765 (14 December 2004), p. 208.

‘Offeree’ – the owner of a security which it is proposed to buy in a tender offer;

‘Transgression’ – offence transgression under the Law or under what is set forth below, except for a transgression that is only punishable with a fine, and including similar transgressions for which a person has been convicted in a court outside of Israel:

(1)	A transgression under the Companies Ordinance [New Version], 5743 - 1983;

(2)	A transgression under Sections 415, 416 and 418 to 432 of the Penal Law, 5737-1977;

(3)	Another economic transgression, including a transgression under the tax laws, which on account of its nature, severity or circumstances requires that the conviction is mentioned in the specification;

(4)	Any other offence for which a penalty of actual imprisonment of five years or more was imposed.

‘Date of the specification’ – the date on which a specification is filed with the Israel Securities Authority as stated in Regulation 20;

‘Acceptance period’ – the period between the date of the specification and the last acceptance date.

Application

2.          These Regulations will apply to a tender offer in a listed company.

Ordinary tender offer

3.	(a)

An ordinary tender offer is an act of an offeror, or someone acting on its behalf, which does not constitute a special tender offer or a full tender offer, which is intended to, persuade the public that owns securities in a listed company to sell a security to the offeror, except for a purchase of securities during the course of trading on the Stock Exchange.

(b)

Notwithstanding that which has been set forth in sub-Section (a), an offer to purchase of up to 5% of the listed quantity of a security that is the subject of the offer during a period of at least six months will not be considered to be an ordinary tender offer.

Irrevocable offer

4.	(a)	A tender offer shall be irrevocable and shall be unconditional except in accordance with these Regulations.

(b)	Notwithstanding that which has been set forth in Sub-Regulation (a), the offeror may –

(1)

Make its undertaking to buy securities under the tender offer conditional upon an approval, license, permit or consent from a competent authority or another approval under the law, which is required for the purpose the purchase of the securities in accordance with the tender offer, being received up to one business day before the last acceptance date; if the said approval is not received, the tender offer will not go into effect and the offeror is to immediately deliver an announcement of this as stated in Regulation 25(a)(1) and is to publish it as set forth in Regulation 25(a)(2);

(2)	Make his commitment to purchase securities under a tender offer conditional up on a minimum level of response to the offer;

(3)

To withdraw the tender offer during the acceptance period, if circumstances occur that the offeror did not know and could not have known, or did not see and should not have foreseen, and the terms of the tender offer in those circumstances have become substantially different from the terms that a reasonable offeror would have offered had he known those circumstances on the date of the specification, all of which is subject to notification of the withdrawal of the tender offer being delivered to the Stock Exchange member who is the coordinator of the offer before the last acceptance date; if the offeror has withdrawn its offer as stated, is to deliver an announcement of this immediately in accordance with that which has been set forth in Regulation 25(a)(1) and publish it in accordance with that which has been set forth in Regulation 25(a)(2); the notice is to include details of the special circumstances on account of which the offeror withdrew the tender offer.

Methods of making a tender offer

5.	(a)	A tender offer –

(1)	Is to be addressed to all of the owners of the securities of the type that it is proposed to buy;

(2)	Is to be in accordance with a written specification.

(b)	A tender offer and the acceptance thereof is to be on equal terms for all the offerees who hold a security of that type.

(c)	Acceptance of a tender offer is to be made through a member of the Stock Exchange.

(d)

The offeror is to ensure the payment of the consideration denoted in a tender offer with a guarantee that it is to deliver to the member of the Stock Exchange through whom the tender offer is being made, to the satisfaction of the member of the Stock Exchange.

(e)	The member of the Stock Exchange is to ensure the execution of the offeror’s undertaking.

(f)

No later than the first business day after the last date of acceptance the offeror is to present a report on the results of the tender offer to the Israel Securities Authority, the Stock Exchange and the target company; in a full tender offer, the offeror shall also state whether the condition stated in Section 337(a) of the Companies Law has been fulfilled, and the manner and date for making the purchase from those offerees who did not respond to the offer.

(g)

If a tender offer is accepted, the transfer of securities for which acceptance notices were given is to be made on the date stipulated in the specification, which shall be shortly after the last acceptance date, and in a special tender offer — shortly after the end of the late response period as defined in Sub-Regulation (i)(1), all of which is against the payment of the consideration to the offerees.

(h)	If a full tender offer is accepted and the condition that is set forth in Section 337(a) of the Companies Law is complied with —

(1)	The offeror is to transfer the consideration as stipulated in the tender offer to all of the offerees, including those who did not respond to the offer,;

(2)

Subject to the transfer of the consideration as set forth in paragraph (1), the Stock Exchange Member is to transfer all of the securities that the offeror sought to buy in the offer into the ownership of the offeror.

(i)	If a special tender offer is accepted –

(1)

The offeror is notify the offerees, no later than 10:00 a.m. on the business day following the last acceptance date, of the results of the offer and within four days of the last acceptance date (hereafter — the late response period), offerees who did not express their position with regard to the offer or who opposed it may respond to the offer in the manner and on the conditions in which the response was made to the tender offer; the notice is to be delivered as stipulated in Regulation 25;

(2)

No later than one business day after the end of the late response period, the offeror is to file a report on the results of the tender offer with the Israel Securities Authority, the Stock Exchange and the target company, after taking into account acceptance notices given in the late response period (hereafter — the final report on the results of the offer);

	(3)	The purchase of the securities is to be executed as set forth in Regulation 7(c), in accordance with the figures in the final report on the results of the offer;

(4)

During the late response period and until they are transferred, the securities for which acceptance notices have been given and the consideration payable for them are to be held by the member of the Stock Exchange.

The last acceptance date

6.	(a)

The last acceptance date shall be fixed for a trading day, no earlier than fourteen days from the date of the specification, and in a special tender offer — no earlier than twenty-one days from that date, and no later than sixty days from that date.

(b)

During the acceptance period, an offeror may defer the last acceptance date, by means of an announcement that is delivered as stated in Regulation 25(a), provided that the notice is delivered no later than one business day before the last acceptance date, and the deferred last acceptance date is to be fixed for a trading day, no later than sixty days from the date of the specification.

(c)

Notwithstanding that which has been set forth in Sub-Regulation (b), if another offeror Submitted during the acceptance period a tender offer for securities of the target company, the offeror may defer the last acceptance date until the last acceptance date in the other tender offer; deferral of the acceptance date is to be made in a notice that is to be delivered as stipulated in Regulation 25(a).

(d)

Notwithstanding that which has been set forth in Sub-Regulations (b) and (c), an offeror will not be entitled to defer the last acceptance date, unless the member of the Stock Exchange confirms that his commitment in accordance with Regulation 5(e) is valid even under the new terms or if the offeror has received a commitment from another member of the Stock Exchange.

(e)

Notwithstanding that which has been set forth in Sub-Regulation (a), in a special tender offer of an offeror (hereafter — an additional offer) whose previous offer, which was published during the last three months, was not accepted, and in the additional offer there is no material change in the terms of the offer apart from the price of the offer, the last acceptance date shall not be earlier than ten days from the date of the specification, nor shall it be later than sixty days from that date.

(f)

Notwithstanding what is set forth in this Regulation, in a special tender offer an offeror will not be entitled to stipulate a last acceptance date which is to apply during the period beginning one business day before the last acceptance date stipulated by another offeror with regard to the same target company, and ending one business day after the aforesaid acceptance date.

Response to the tender offer

7.	(a)

Response to a full or ordinary tender offer is to be made in an acceptance notice that has been set out in accordance with a form that is attached to the specification; response to a special tender offer is to be made in a notice with regard to consent or opposition to the tender offer, set out in accordance with a form that is to be attached to the specification.

(b)	An offeree may withdraw a notice in accordance with Sub-Regulation (a) up to the last acceptance date.

(c)

If the quantity of securities for which acceptance notices have been given exceeds the quantity of securities that the offeror undertook to buy, the offeror is to buy from each offeree that gave an acceptance notice the total of all the securities for which that offeree gave such a notice, multiplied by the ratio between the number of the securities that the offeror undertook to buy and the amount of all the securities for which acceptance notices were given.

Chapter B: The contents of the Specification

The cover of the specification

8.	The following details are to be included on the cover of the specification:

	(1)	The name of the target company;

	(2)	The type of tender offer;

	(3)	The type of securities that are proposed for purchase;

	(4)	The name of the offeror;

	(5)	The quantity of securities that are proposed for purchase, and the their quantity in percentage terms of the voting rights and the issued and paid-up capital of the target company;

(6)

Notices that owners of securities in the target company have given to the offeror in respect of their intention to respond or of their intention not to respond to the tender offer — if such notices were given;

	(7)	The consideration offered;

	(8)	The holdings of the offeror in the securities of the target company;

	(9)	The last acceptance date;

	(10)	The places where acceptance notices can be submitted;

	(11)	The Conditions on under which the commitment of the offeror to buy securities is conditional in an offer as set forth in Regulation 4(b)(1) and (2);

	(12)	In a special tender offer or a full tender offer, the offeror is to refer to the provisions of Sections 331, 337 and 338 of the Companies Law, as applicable;

	(13)	The date of the specification.

Details of the specification

9.

The specification is to include every detail that is known to the offeror, which may be important to a reasonable holder who is considering making a response to an offer in accordance with the offer and the specification is not to contain a misleading details; without detracting from the generality of the aforesaid, the specification is to include the following details:

(1)

In a full tender offer whose validity is conditional on the fact that after it the offeror will hold all the shares for which the tender offer was made, as stated in Section 337(a) of the Companies Law — the details stated in Regulations 10, 11, 12, 13(a)(1) and (c), 14, 17 and 18;

	(2)	In a full tender offer whose validity is not conditional as stated in paragraph (1) — the details set forth in Regulations 10, 11, 12, 13(a) and (c), 14, 15, 16 (b) and (c), 17 and 18;

	(3)	In a special tender offer — the details set forth in Regulations 10 to 15, 16(a) and (c), 17 and 18;

	(4)	In an ordinary tender offer — the details set forth in Regulations 10, 11, 12, 13(a) and (c), 14, 15(a) and (b)(1), (3) and (4), 16(c) 17(1), (2), (4) and (5) and 18.

Details about the securities that are proposed for purchase

10.	(a)

The specification is to include details of the type and the quantity of the securities that the offeror has undertaken to purchase and the amount in percentage terms of the quantity of the voting rights and the issued and paid-up share capital of the target company.

(b)	An offer to buy shares is to give details of:

(1)

The highest share price and the lowest share price in each of the twelve months preceding the date of the specification, taking into account any distribution of a dividend or bonus shares, split, capital consolidation or a rights offer to the owners of the securities of the target company;

(2)

The average share price in the six months that preceded the date of the specification, taking into account any distribution of a dividend or bonus shares, split, capital consolidation or a rights offer to the owners of the securities of the target company. In addition, details are to be given of the ratio in percentage terms between the average share price as aforesaid and the consideration offered per share;

	(3)	The share price immediately prior to the date of the specification and the ratio in percentage terms between this price and the consideration offered per share.

	(4)	The net worth and the net worth per share of the target company in accordance with the latest financial statements to be published.

(c)	An offer to purchase options and purchase options (hereinafter — options) shall give details of:

	(1)	The main terms of the options and the adjusted realization price immediately prior to the date of the specification;

(2)

The price of the options and the share price immediately prior to the date of the specification and the ratio in percentage terms between the price of the options and the consideration offered for an option.

(d)	An offer to purchase certificates of indebtedness that are convertible into shares of the company is to provide details of:

	(1)	The main terms of the certificates of indebtedness;

	(2)	The highest price of the certificates of indebtedness and the lowest price of the certificates of indebtedness in each of the six months that preceded the date of the specification;

(3)

The average of the prices in the three months that preceded the date of the specification and the ratio in percentage terms between this average and the consideration offered for the certificates of indebtedness;

	(4)	The adjusted value of the certificates of indebtedness immediately prior to the date of the specification;

(5)

The price of the certificates of indebtedness and the share price immediately prior to the date of the specification and the ratio in percentage terms between the price of the certificate of indebtedness as aforesaid and the consideration offered for the certificate of indebtedness.

Details about the consideration

11.	(a)	The specification is to provide details of the consideration offered and the date and manner in which it is to be paid.

(b)

If the consideration that was offered was in an asset which is not cash and is not a security or a certificate of indebtedness that require a prospectus in respect of their being, the asset, including the rights and liabilities attaching thereto or which are involved in transferring it, are to be described, and a description is also to be provided, to the best of the offeror’s knowledge, of details of the transactions made in the asset in the three years prior to the date of the specification.

Conditions on which the offeror’s commitment in the tender offer is conditional

12.	The specification is to state any conditions on which the offeror’s undertaking to buy securities in the tender offer as stated in Regulation 4(b) is conditional.

Details about the offeror

13.	(a)	The specification is to state the following details about the offeror:

(1)

The name and address of the offeror: if the offeror is an entity, it is to give details of the type of entity, the law under which it was incorporated, the date of incorporation, and the address of its main office;

(2)	In respect of an offeror who is not an entity — the areas of business in which the offeror has been active in the five years preceding the date of the specification;

(b)

If the offeror or the controlling interest therein has been convicted of an offence, and the obsolescence period for the offence under the Criminal Register and Rehabilitation Law, 5741- 1981, has not yet passed, details of the conviction are to be included, together with its date and the sentence passed.

(c)

The specification is to include, to the best of the offeror’s knowledge, the names of the principal shareholders in the offeror and their holdings as of the date of the specification as well as on the assumption of full dilution and details of business or family relationships, which are not immaterial, between the offeror or interested parties therein and the owners of securities in the target company.

(d)	In respect of each one of the directors, the substitute directors and the senior officers of the offeror, the following details are to be included:

(1)	His name;

(2)	His age;

(3)	The position that he holds in the offeror, in a Subsidiary of the offeror or a controlling interest therein;

(4)	Whether he is a family member of another senior officer or a controlling interest in the offeror;

(5)	His business experience in the last five years.

Details about the acceptance

14.	The specification is to state the last acceptance date as well as the manner in which, and the places where, it is possible to submit acceptance notices.

Details about the agreements of the offeror and the sources of financing for the tender offer

15.	(a)	In Regulations 15 and 16, ‘offeror’ — including a controlling interest therein or an entity that is controlled by any of them.

(b)

The specification is to give details of every agreement, arrangement or understanding that the offeror has with another, relating to the securities in the target company, including the identity of the other party and its holdings in the shares of the target company; without detracting from the generality of the aforesaid, details are to be given of every agreement, arrangement or understanding that the offeror has with another, relating to the following matters:

(1)

A transfer of the shares being purchased or rights therein, in whole or in part; for the purpose of this paragraph, if the securities are transferred to another within 90 days of the last acceptance date that will constitute prima facie evidence of the existence of an agreement, arrangement or understanding as aforesaid,

(2)

A loan that the offeror received in order to finance the offer, including the identity of the lender, the period of the loan and its terms, the effective interest, collateral that the offeror gave to the lender in the assets of the target company or in its securities, financial covenants that the offeror is required to comply with in accordance with the terms of the loan, and also the offeror’s plans for the financing of the repayment of the loan, and if there are none such it is to declare this;

	(3)	Call or Put options that the offeror gave with regard to the securities of the target company;

	(4)	An undertaking by the offeror to charge the shares being purchased, in whole or in part.

(c)

The specification is to give details of the special sources of financing by means of which the offeror intends to finance the purchase of the shares of the target company; without detracting from the generality of the aforesaid, details are to be provided of contacts for the sale of assets of the offeror, with details of those contacts, including in relation to the expected realization dates and the consideration that is expected, as well as an intention on the part of the offeror to raise capital, with details of the planned date and the expected amount of the capital to be raised.

Details in respect of the commitments and the intentions of the offeror

16.	(a)	If the offeror has undertaken –

(1)

To purchase additional shares in the target company by an additional tender offer, which is to be carried out within a year from the date of the specification, it is to state in the specification the type and amount of shares that it intends to buy in the additional tender offer and the consideration that it intends to offer; the offeror may determine that the consideration in the additional tender offer is to be linked to an index or to a currency exchange rate.

(2)	To carry out a merger of the target company within a year from the date of the specification, it is to give details of the terms of the merger including the exchange ratio.

(b)	If the offeror intends —

(1)

To purchase additional securities in the target company by means of an additional tender offer, which will be carried out within six months of the date of the specification, it is to give notice of its intention and is also to state the type and quantity of the securities that it intends to buy in the additional tender offer and the consideration that it intends to offer; the offeror may determine that the consideration in the additional tender offer is to be linked to an index or to a currency exchange rate, as the case may be; for this purpose, it shall be prima facie evidence that the offeror had an intention to make an additional tender offer, if such an offer was made within six months of the date of the specification, but it shall be permitted to make an additional tender offer within six months of the date of the specification even if the offeror did not give notice of his intention, provided that both of the following are fulfilled:

		(a)	The price of the additional tender offer is equal to or higher than the price of the first tender offer;

		(b)	The offeror has undertaken to pay the offerees who responded to the first tender offer the difference between the price of the additional offer and the price of the first offer.

(2)

To merge the target company within six months from the date of the specification, it is to give notice of its intention and give details of the terms of the merger including the exchange ratio; for this purpose, if a resolution with regard to such a merger is adopted within six months of the date of the specification will constitute prima facie evidence that the offeror had an intention to carry out a merger.

(c)

If the offeror has plans with regard to the target company in any field that may be important to a reasonable holder, including intentions to delist the securities of the target company from trading, a commitment in accordance with Section 275 of the Companies Law, business policy, the composition of the proposed Board of Directors and management, the structure of the capital and the composition of the assets, plans for the liquidation or realization of assets and a profit distribution policy, these plans are to be included in the specification.

Valuations

16A.

If the offeror has attached a valuation to the specifications, the valuation is to be prepared in accordance with Regulation 8B of the Securities Regulations (Periodic and Immediate Reports) 5730-1970, with the necessary changes.

Additional details

17.	In addition to that which has been set forth above, the specification is to give details of—

	(1)	Notifications that the owners of the securities in the target company gave to the offeror, of their intention to respond or not to respond to the tender offer — if such notices were given;

	(2)	The undertakings by the member of the Stock Exchange in accordance with Regulation 5(e);

	(3)	In a special tender offer or a full tender offer — the provisions of Sections 331, 337 and 338 of the Companies Law, as the case may be;

(4)

If the likely result of the tender offer is the delisting from trading of the securities that it is proposed to purchase— the provisions of the rules and the guidelines of the Stock Exchange in this respect, and the implications of the delisting of the company’s securities from trading, if there are any;

	(5)	Details of the representative of the offeror who is handling the specification, including the address of his office and his telephone and facsimile numbers.

Signature on the specification

18.

The offeror is to sign the specification and is to note the date of the signature; if the offeror is an entity, the specification is to be signed by the authorized signatories of the corporation, and alongside each signature name of the signatory and his position in the entity is to be noted.

Chapter C: Exchange Tender offer and Self-Tender offer

(amended: 5765)

An exchange tender offer

19.	(a)

An exchange tender offer is to be made in accordance with a specification that is to include a prospectus whose publication has been permitted by the Israel Securities Authority has for the purpose of an offer of the securities to the public within the framework of the tender offer (hereafter — tender offer prospectus).

(b)

A tender offer prospectus is to be subject to the same law as every prospectus and it shall be subject, in addition to the provisions of these Regulations, also to the provisions of the Law and the Regulations thereunder, which relate to a prospectus, mutatis mutandis.

Self-tender offer

19A.	If the offeror in a tender offer is the target company or a corporation controlled by it, details are to also to be provided in the specification in respect of the following:

(1)

The sources of financing for the execution of the tender offer and the terms thereof, including linkage, interest and terms of payment; if the financing is non-specific, details are to be given of the terms of the most expensive sources of the company’s financing;

(2)

The balances of the distributable surpluses that exist in the company, the extent of the distribution that is to be made within the framework of the tender offer and the date of its approval by the Board of Directors;

(3)	The reasons of the board of directors for making the tender offer.

Chapter D: Miscellaneous

Filing and publication

20.	(a)	The offeror is to file the specification with the Israel Securities Authority, the Stock Exchange and the target company.

(b)

No later than the first business day after the date of the specification, the offeror is publish an announcement in respect of the filing of the specification, in the newspapers as set forth in the Securities Regulations (Publication of Announcements in Newspapers) - 5768-2008 (hereinafter, "the Publication Regulations").

Opinion of the board of directors in a special tender offer

21.	(a)

An opinion of the Board of Directors in a special tender offer or its announcement that it is refraining from giving an opinion, including an opinion of the Board of Directors that is given following the publication of an amendment to the specification, if it includes changes that may affect whether it is worthwhile responding to the offer, is to be given at least five business days before the last acceptance date; the opinion is to be published by the target company as an immediate report, immediately upon the adoption of the resolution by the Board of Directors.

(b)

Copies of the opinion of the board of directors or its announcement about refraining from giving an opinion are to be made available at the main office of the target company, for inspection by any holder of securities in the target company, who shall be entitled to copy it, and notification of this is to be included in the immediate report.

(c)	In this Regulation, ‘Opinion of the Board of Directors’ — within the meaning of that term in Section 329 of the Companies Law.

Amendment of a specification at the initiative of the offeror

22.	(a)

Until one business day before the last acceptance date the offeror may amend the offer in a manner that improves its terms, provided that it amends the specification accordingly and files a copy of the amendment with the Israel Securities Authority, the Stock exchange and the target company, and that it publishes the amendment, as set forth in Regulation 25(a)(2) (hereafter — the amendment announcement); if the offeror amends the offer as stated, during the three business days prior to the last acceptance date, the last acceptance date is to be deferred, notwithstanding what is stated in Regulation 6(b), such that the new last acceptance date is to occur no earlier than three business days and no later than five business days from the date of the amendment or sixty days from the date of the specification, whichever is the later; the notice about the deferral of the last acceptance date is to be included in the amendment notice.

(b)

Notwithstanding that which has been set forth in Regulation 6(b) and in Sub-Regulation (a), in a special tender offer, where the Board of Directors of the target company have not made a recommendation to the offerees in its opinion that it should be accepted, the last acceptance date shall be deferred, as a result of an improvement in the terms of the offer, so that the new last acceptance date shall occur no earlier than ten days and no later than twelve days from the date of the amendment or sixty days from the specification date, whichever is the later; the announcement of the deferral of the acceptance date is to be included in the amendment notice.

(b1)

If the new last acceptance date as stated in Sub-Regulation (a) or (b) occurs shortly before the last acceptance date that was determined by another offeror as stated in Regulation 6(f), the new last acceptance date shall be deferred to the first business day after the period stipulated in Regulation 6(f).

(c)

Up to one business day before the last acceptance date, an offeror may make any amendment to a specification that does not affect the considerations of the offerees with regard to the feasibility of the offer, and it is to announce this as set forth in Regulation 25..

(d)

Notwithstanding that which has been set forth in Sub-Regulations (a) and (c), the offeror will not be entitled to amend a specification, if the member of the Stock Exchange does not confirm that his undertaking is valid even on the amended terms or if the offeror has not received undertaking commitment from another member of the Stock Exchange.

(e)	An amendment to a specification is to be treated as a specification.

The amendment of specification at the initiative of the Israel Securities Authority

23.	(a)

An offeror is deliver to the Israel Securities Authority, in writing, at its request, any explanation, details, information and documents with regard to details included in a specification and with regard to any other matter that the Israel Securities Authority thinks should be included in a specification under these Regulations.

(b)

If the Israel Securities Authority has seen that a specification does not have all the details that in its opinion are important for a reasonable offeree or that a specification does not comply with the provisions of these Regulations, during the acceptance period, it may direct that the acceptance date shall be deferred, and it may also order, after the offeror has been given a suitable opportunity to make its arguments before it, to publish an amendment to the specification or an amended specification in the manner and way that it ordered, within one business day — unless it has stipulated a different date —an amendment to a specification and an amended specification are to be treated like a specification.

(c)

The Authority may order the deferral of the last acceptance date, if it deems fit to do so in order to protect the interest of offerees; if the Israel Securities Authority has so ordered, the provisions of Sub-Regulation (b) shall apply.

(d)

If the Israel Securities Authority has ordered the deferral of the last acceptance date, the commitment by the member of the Stock Exchange will be deemed to apply to the amended specification, unless it has given notice to the contrary in an immediate announcement to the offeror; if the offeror has received such a notice, it is to give notice thereof, immediately, as set forth in Regulation 25(a).

(e)	In this Regulation, the ‘Authority’ — including an employee whom it authorized for this purpose.

Actions that are forbidden to offeror during the acceptance period

24.

During the acceptance period, an offeror, an entity that is controlled by it or the controlling interest therein may not sell, undertake to sell, buy or undertake to buy the securities that are the Subject of the tender offer, whether on or off the Stock Exchange, other than in accordance with the tender offer, except for the exercise of convertible securities into shares, which were purchased prior to the date of the publication the specification.

The sending and publication of announcements

25.	(a)	Any announcement in accordance with these Regulations that an offeror is required to deliver —

(1)	Is to be sent by the offeror to the Israel Securities Authority, the Stock Exchange and to the target company;

(2)	The offeror is to publish an announcement in newspapers as set forth in the Publication Regulations, within one business day from the date of the sending the announcement as set forth in paragraph (1)

(b)	The target company is to send an announcement that it received as stated in Sub-Regulations (a)(1), within two business days, to each offeree that is registered in the register of shareholders.

Electronic reporting

25A.

A specification, report, notice and any other document that is be filed with the Israel Securities Authority or the Stock Exchange in accordance with these Regulations is to be field in accordance with the Securities (Electronic Signature and Reporting) Regulations, 5763-2003.

An obligation for a tender offer for convertible securities

26.	(a)

If a full tender offer (hereafter — the original offer) is accepted, the offeror is required, to offer to buy in a tender offer all the convertible securities for those shares, that are listed for trading on the stock exchange in Israel within thirty days from the last acceptance date in the original tender offer; such an offer is to be made at a price that the higher of a price that is not less than the average price of the convertible securities in the two months that preceded the date of the specification of the original offer, taking into account every distribution of a dividend or bonus shares, split, consolidation or rights offer, or the price immediately prior to the date of the specification in the original offer.

(b)

If in the three months prior to the date of the specification of the original offer an immediate report was published in respect of the offeror’s intention to make a tender offer, the price of the offer is not to be less than the higher of the average price of the convertible securities in the two months prior to the date of the notice, taking into account every distribution of a dividend or bonus shares, split, consolidation or rights offer to the owners of the securities of the target company, or the price immediately prior to the date of the report.

Jurisdiction with regard to a parallel tender offer

27.

With regard to a tender offer that is subject to the law of a foreign country with regard to tender offers, in addition to the provisions of these Regulations, (hereafter — a parallel tender offer), the offeror will be exempt from complying with any of the provisions of these Regulations, if the chairman of the Israel Securities Authority finds that complying with the provision may harm the execution of the parallel tender offer, and that non-compliance will not harm a reasonable offeree; for this purposes, ‘law of a foreign country’ — including rules and guidelines in force on a stock exchange outside Israel, where the securities are listed for trading.

Penalties

28.	Whoever does not comply with any of the provisions of these Regulations is punishable by six months of imprisonment or a fine as set forth in Section 61(a)(1) of the Penal Law, 5737-1977.

Repeal

29.	The Securities (Tender offer) Regulations, 5754-1994, are repealed, except with regard to a specification that was published under the said Regulations before they were repealed.

30th Shevat 5760 (6 February 2000)

Avraham (Beige) Shohat Minister of Finance

Securities Regulations (Transaction between a Company and a Controlling Shareholder therein), 5761- 20011

By virtue of my authority under Sections 36 and 56 (d) (3) of the Securities Law, 5728-1968 (hereafter — the Law), in accordance with a proposal made by the Israel Securities Authority, after consulting the Minister of Justice and with the approval of the Finance Committee of the Knesset, I promulgate these Regulations:

Definitions

1.	In these Regulations —

‘General Meeting’, ‘Stock Exchange’, ‘Stock Exchange in Israel’, ‘Material Shareholder’, ‘Director’, ‘External Director’ and ‘Personal Interest’ — as defined in the Companies Law;

‘Controlling Shareholder’ - as defined in Section 268 of the Companies Law;

‘Immediate report’ — within the meaning of that term in Section 36 of the Law;

‘The Authority’ — the Israel Securities Authority;

‘Audit Committee’ — within the meaning of that term in Article 9 of part 3 of the Companies Law;

‘The Companies Law’ — the Companies Law, 5759-1999;

‘Company’ — a company that is a reporting corporation;

‘Trading day’ — a day on which there is trading on the Stock Exchange in Israel;

‘Business day’ — a day on which most banking entities in Israel are open for the execution of transactions with the public;

‘Securities’ — shares or securities that can be converted into, or exercised for, shares, including rights thereto;

‘Transaction with a Controlling Shareholder’ — a transaction that requires the approval of a General Meeting under Section 275 or Section 320 (c) of the Companies Law, and for which no exemption has been given under the Companies Regulations (Reliefs for Transactions with Interested Parties), 5760 - 2000;

_____________________________________
[1]	The Official Gazette 6087, dated February 14, 2001), p. 430; Amended: The Official Gazette 6235, (April 7, 2003), p. 678; The Official Gazette 6321, (June 10, 2004), p. 657.

Original Hebrew version provided by “Dinim Veod” - Legal database - Halachot Publishing ‘The Restrictions Regulations’ — the Securities Regulations (Restrictions in respect of a Conflict of Interests between a Listed Company and a Controlling Interest therein), 5754-1994;

‘Financial Statements Regulations’ — the Securities Regulations (Annual Financial Statements), 5770- 2010;

‘Periodic and Immediate Reports Regulations’ — the Securities Regulations (Periodic and Immediate Reports), 5730-1970;

'The Restrictions Regulations’ – the Securities Regulations (Restrictions regarding conflict of interests between a registered company and a controlling shareholder therein) 5754-1994;

‘The Reliefs Regulations’ — the Companies Regulations (Reliefs in respect of Transactions with Interested parties), 5760- 2000;

‘Generally Accepted Accounting Principles' and ‘International Auditing Standards’ — as defined in the Financial Statements Regulations.

Notices of a transaction between a company and a Controlling Shareholder therein

2.	(a)

A company is to give notice of a transaction with a controlling Shareholder and the terms thereof and of the convening of a General Meeting for the purpose of approving it within fourteen days of the date of its approval by the Board of Directors, by the following three methods:

(1)	The filing of an immediate report under Regulation 3 (in these Regulations the Transaction Report or the Report);

(2)

The publication of an announcement as set forth in the Securities Regulations (The publication of announcements in the press), 5768 - 2008 (hereafter — the Publication Regulations), on the date on which the Transaction Report is filed or on the next business day thereafter;

(3)	The sending of the Transaction Report by registered postal mail to a shareholder who is entitled to vote at the General Meeting, at his request.

(b)

A company is to give notice of a Transaction with a Controlling Shareholder, which has not been approved by the Audit Committee and the Board of Directors within fourteen days of the date on which it requires the aforesaid approval, in the manner set forth in Sub-Regulation (a) (1).

(c)

If the transaction constitutes an event or a matter that is outside of the ordinary course of the company’s business, as defined in Regulation 36 of the Periodic and Immediate Reports Regulations, an immediate report is also to be filed under the said Regulations.

Transaction report

3.	(a)

The Transaction Report is to include every detail relating to the transaction that may be important to a reasonable investor or to a reasonable shareholder for the purpose of his voting at the General Meeting, including:

(1)	The name of the company;

(2)

A description of the main points of the transaction, including the names of the parties thereto, the dates fixed therein and the terms thereof; if the transaction is one of the types of transactions that are included in the first addendum, the description is also to include the details included in the first addendum in so far as they are relevant;

(3)

The name of the Controlling Shareholder who has a personal interest in the transaction; details of the rights that afford them control in the company, including his holdings in the voting rights and in the issued and paid-up capital of the company and the voting agreements relating to the aforesaid voting rights to which he is a party; if the Controlling Shareholder is a corporation, details shall be given of the names and holdings of the major shareholders therein;

(4)	The nature of the personal interest;

(5)

If the subject of the transaction is an asset, the asset is to be described in accordance with that which has been set forth in Regulations 6 to 9; if the subject of the transaction is the purchase of an asset, the company’s plans with respect of the asset being purchased are to be detailed;

(6)	The manner in which the consideration was determined;

(7)

The approvals that are required or the terms that have been set for the execution of the transaction, whether or not they have been received or met, and if they were not received or met, the date on which they are expected to be received or met;

(8)

Details of transactions of the same or similar type as the transaction, between the company and the Controlling Shareholder or in which the Controlling Shareholder had a personal interest, which were signed within the two years preceding the date of approval of the transaction by the Board of Directors or which were still valid as of the date of the aforesaid approval of the Board of Directors;

(9)

The reasons of the Audit Committee and of the Board of Directors for the approval of the transaction, the value of the consideration and the manner in which it was determined, and the reasons of the Directors who opposed it, if any, as well as the names of the Directors who participated in the meetings of the Board of Directors and of the Audit Committee in respect of the approval of the transaction, noting which of them is an External Director in the company;

(10)	The name of each director having a personal interest in the transaction and the nature of that interest;

(11)

The place where the General Meeting is to be convened, the date thereof, the majority required at it, the date on which the entitlement of the shareholders to vote at the General Meeting will be determined, in accordance with that which has been set forth in Section 182 of the Companies Law, and the quantity of the shares that constitutes the amount of the total voting rights if determined in Regulations under Section 89 (3) of the Companies Law, or the value of the shares if determined in Regulations in accordance with that which has been set forth above;

(12)	If the company has determined that a deferred meeting is to take place on a date later than the one set forth in Section 78 (b) of the Companies Law, then that date is to be stated;

(13)	The fact that a directive has been issued by the Israel Securities Authority or by an employee whom it has authorized under Regulation 10 may delay the convening of the General Meeting is to be noted;

(14)	Details about the company’s representative who is handling the Transaction Report, including the address of his office and his telephone and facsimile numbers;

(15)	The place where, and the times at which, it is possible to inspect the documents that are set forth in Regulation 5.

(b)	The text of a written vote, within the meaning of that term in Section 87 of the Companies Law, is to be attached to the Transaction Report.

(c)	The Transaction Report is to be signed by the company, and is to state the names of the signatories and their positions in the company.

(d)	The cover of the Transaction Report is to include the following details:

	(1)	The name of the company;

	(2)	A brief description of the transaction and its main terms;

	(3)	The name of the Controlling Shareholder who has a personal interest in the transaction and the nature of that interest;

	(4)	The name of each director who has a personal interest in the transaction and the nature of that interest;

(5)

The place where the General Meeting is to be convened, the date of the meeting, the majority required at it, the date on which the entitlement of the shareholders to vote at the general meeting in accordance with that which has been set forth in Section 182 of the Companies Law, and the quantity of the shares that constitutes the amount of the total voting rights if determined in Regulations under Section 89 (3) of the Companies Law, or the value of the shares if determined in Regulations in accordance with that which has been set forth above;

(6)	If the company has determined that a deferred meeting is to take place on a later date than the one prescribed in Section 78 (b) of the Companies Law, then that date is to be stated;

(7)	The place where, and the times at which, it is possible to inspect the report.

4.	(Repealed.)

The inspection and sending of documents

5.	(a)

The company is to make a copy of every document relating to the transaction with a Controlling Shareholder, including the documents that were presented to the Audit Committee and the Board of Directors within the framework of the proceedings for considering the matter and the making of a decision thereon available for inspection by a shareholder, at his request, at such place as it shall determine and subject to what is set forth in any law

(b)

The company shall send a shareholder a copy of the aforesaid documents and a copy of the Transaction Report, at his request and subject to what is stated in any law, and it shall be entitled to require him to pay reasonable photocopying and postage costs.

An asset which is securities or an activity by a corporation

6.	(a)	In this Regulation —

‘Latest Financial Statements’ — The later of the latest interim financial statements or the latest annual financial statements, which were published or which there was a duty to publish in accordance with the Periodic and Immediate Reports Regulations prior to the date of the publication of the Transaction Report or the amendment to the Transaction Report, as the case may be;

‘The Company’s Share in a Corporation’ is —

(1)

On a transfer of the securities of a corporation — the portion of the rights in the capital of the corporation which the transferred securities afford, including the amount of the rights that will be granted as a result of a conversion or exercise of the transferred securities;

(2)	On a transfer of the activity of a corporation, in whole or in part – one hundred percent;

‘Securities’ — as defined in the Law;

‘Profit’ — the total profit or loss attributed to the shareholders of the parent company, within the meaning of that term in Generally Accepted Accounting Principles, less amounts reflected in the profit or loss as a result of the impact of a change in accounting policy, in so far as a transition provision has been determined in Generally Accepted Accounting Principles in accordance with which the amount of the change is to be reflected in the profit or loss in the reporting period.

(b)

If the transaction included the transfer of securities of a corporation or a transfer of the activity of a corporation, in whole or in part (in this Regulation — the Asset), and the Asset is significant to the business of the company or its activity, Sub-Regulations (e) and (f) shall apply; without detracting from the generality of the aforesaid, the Asset will be considered to be significant to the business of the company or its activity if one of the following apply:

(1)

The Company’s Share in a Corporation , multiplied by the equity of the corporation, in accordance with its Latest Financial Statements, with the addition of the sum of all of the loans to the corporation that are being transferred within the framework of the transaction, constitutes five percent or more of the equity of the company in accordance with the financial statements as of the same date; in a corporation that is not a reporting corporation, the calculation is to be made in accordance with the latest annual financial statements unless interim financial statements have been prepared for a later date; In this paragraph “equity" – after deduction of the portion attributed to non-controlling rights, within the meaning of that term in Generally Accepted Accounting Principles.

(2)

The Company’s Share in a Corporation, multiplied by the profit of the corporation in accordance with its latest annual financial statements, constitutes five percent or more of the profit of the company in accordance with its annual financial statements as of the same date;

(3)

The Company’s Share in a corporation, multiplied by the profit of the corporation in accordance with its latest interim financial statements, constitutes five percent or more of the profit of the company in accordance with its interim financial statements as of the same date; however in a corporation which is not a reporting corporation the aforesaid calculation is only to be made if the corporation prepared such statements;

(4)

The value of the consideration in the transaction constitutes five percent or more of the value of the company calculated according to the lower of the average of the Company’s share price on the Stock Exchange during the course of the six months that preceded the date of the approval of the transaction by the Board of Directors or in accordance with the Company’s share price on the Stock Exchange shortly before the approval of the Board of Directors in accordance with that which has been set forth above.

(c)

Notwithstanding that which has been set forth in Sub-Regulation (b), Sub-Regulations (e) and (f) shall not apply, if the Company’s Share in a Corporation is negligible to the company’s business and its activity, and this fact is to be stated in the report.

(d)

The amounts stated in Sub-Regulation (b) are to be calculated according to their absolute value, in accordance with the corporation’s audited or reviewed financial statements, as the case may be, in accordance with Generally Accepted Auditing Standards in Israel or in accordance with International Auditing Standards.

(e)

The Transaction Report is to include a description of the corporation during a period beginning two years before the first of January of the year in which it is filed and ending shortly before the date of the Transaction Report or the amendment to the Transaction Report, as the case may be, in accordance with the details in the second addendum, in so far as any matter that is set forth there relates to the corporation and is material to the business of the corporation or its activity.

(f)

The Transaction Report is to include financial statements of the corporation in accordance with what is set forth in Regulation 56 of the Securities Regulations (Details, Structure and Form of Prospectus), 5729-1969, however wherever the ‘date of the prospectus’ is stated, this is to be read as ‘the date of the transaction report’ or ‘the date of the amended transaction report’, as the case may be, and the following shall apply:

(1)

Annual financial statements and interim financial statements are to be prepared in accordance with Generally Accepted Accounting Principles and in addition to this they are to include the disclosure provisions that have been set forth in the Financial Statements Regulations, and the Periodic and Immediate Reports Regulations, as the case may be;

(2)	The financial statements are to be audited or reviewed, as the case may be.

(3)

The audit report or the review report, as the case may be, is to be included in the Transaction Report, and it is to be stated in them that what is set forth in paragraphs (1) and (2) has been applied and that the persons who have provided them have agreed in advance of their inclusion in the report;

(4)

If the language of the financial statements is not Hebrew, a translation of the statements into Hebrew and the certificate by the translator of the accuracy of the translation and his consent to the inclusion of the translation and the certificate in the Transaction Report is to be included; for this purpose, ‘financial statements’ — including the audit report and the review report;

(5)

If the financial statements have been presented in a currency, which is not one of the currencies that are enumerated in the addition to the Financial Statements Regulations, a translation of the amounts that appear in them into NIS, which has been prepared in accordance with Generally Accepted Accounting Principles, is to be attached to the statements

(6)

Regulations 9A and 38B of the Periodic and Immediate Reports Regulations, on the matter of the duty to resent a pro-forma report, except for Regulations 9A (a1) and 38 B (a1) of the said Regulations, shall apply, mutates mutandis, in relation to statements that are to be included in the Transaction Report, in accordance with these Regulations.

(f1)

The explanations of the Board of Directors to the financial statements, which have been included in the Transaction Report in accordance with the provisions of Sub-Regulation (f), are to be presented in accordance with the details appearing in the second addition.

(g)

Should the corporation be a reporting corporation, the company shall be deemed to have complied with the requirements of the provisions of Sub-Regulations (e) and (f) if it has included the periodic report of the corporation for the last year that ended before the date of publishing the Transaction Report, and its quarterly reports published after the date of the last said periodic report, in the Transaction Report and provided that, any material change or material innovation that has occurred in the company's business in any matter that must be described in the periodic report , up to the date of the publication of the Transaction Report are to be presented. Notwithstanding, with respect to interim financial statements, the corporation is entitled only to attach the latest interim financial statements; such an inclusion can be done by way of reference in accordance with what is set forth in Regulation 5A of the Immediate and Periodic Reports Regulations;

Consideration for another asset

7.	(a)

If a transaction with a Controlling Shareholder included the transfer of activity of a corporation which does not amount to its main activity but which is material to the business of the company or to its activity —

(1)

The report is to describe the activity in accordance with that which has been set forth in the first part of the second addendum in so far as every matter set out therein relates to the corporation and is material to the business of the corporation or to its activity;

(2)

The description is to be given for the period beginning two years before the first of January of the year in which the Transaction Report is filed and ending shortly before the date of the Transaction Report or the amendment to the Transaction Report, as the case may be;

(3)

The description is to relate solely and exclusively to figures taken from audited or reviewed financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles, as the case may be , and in respect of which a non-restricted opinion as given;

(4)

The note on the accounting policy that is included in the financial statements is to be included and the principles in accordance with which they were prepared is to be presented; the name of the auditor who signed the audit report (hereafter — the Auditor's Report) as well as his statement that the opinion was unqualified and that he has agreed to the Auditor’s Report being mentioned in the Transaction Report.

(b)

If the transferred activity was a segment or several segments in the financial statements of the corporation, in addition to what is stated in Sub-Regulation (a), the Transaction Report is also to include the corporation’s financial data taken from the financial statements of the corporation, in respect of the segment or segments, as the case may be, For this purpose, “segment” – an activity segment within the meaning of that term in Generally Accepted Accounting Principles.

(c)

If a transaction with a Controlling Shareholder included the transfer of an asset in respect of which the conditions that are set in Sub-Regulation (a) or Regulation 6 (b) are not complied with, the Transaction Report is to include a description of the asset, including the rights and commitments accompanying it which are involved in its transfer, as well as the details that are included in the fifth addendum to the Periodic and Immediate Reports Regulations, in so far as they are relevant to the matter.

An asset that has been purchased recently

8.

If a transaction with a Controlling Shareholder included the transfer of an asset that was acquired, or if a transaction was made in the rights therein, within a period of twenty-four months preceding the date of filing the report (hereafter — a previous transaction), details are be provided of the consideration in the previous transaction, the terms thereof and the date on which the asset was acquired. If the consideration that was paid in the previous transaction was materially different from the value determined for the asset for the purpose of the current transaction, details are to be provided of the changes from the date of the previous transaction until the date of the transaction report that are capable of explaining the change in value.

Professional opinion

9.	(a)

If the value of the consideration in a transaction with a Controlling Shareholder has been determined in reliance on a professional opinion, the opinion is to be included in the Transaction Report if one of the following applied:

(1)	The attachment of financial statements is required under Regulation 6 or what is stated in Regulation 7 (a) applies;

(2)	The transaction includes an exchange of assets.

(3)	If the professional opinion was an substantive value assessment as defined in the Periodic and Immediate Reports Regulations.

(b)	The opinion is to include, inter alia, the details that are required in accordance with Regulations 8B (b) and (d) of the Periodic and Immediate Reports Regulations, mutatis mutandis.

(c)	(Repealed.)

(d)

If the validity date of the professional opinion precedes the date of the approval of the transaction by the Board of Directors of the company by more than 90 days, all of the following are to be noted in the Transaction Report:

(1)	That the Board of Directors relied on an opinion whose validity date preceded the date of approval of the transaction by the Board of Directors by more than 90 days;

(2)	The period that passed from the validity date of the opinion until the approval of the transaction by the Board of Directors;

(3)

The changes that occurred after the validity date of the professional opinion that may change the value of the asset as determined in the opinion and the reasons of the Board of Directors for relying on the opinion notwithstanding these changes.

(e)

If the validity date of the professional opinion preceded the date of convening the General Meeting by more than 90 days, details are to be given of the changes in the asset from the validity date of the professional opinion until the date of the filing of the Transaction Report or the amendment to the Transaction Report, as the case may be.

The issuance of a directive by the Israel Securities Authority or by an employee whom it authorized

10.	(a)

Within twenty one days of the date of the presentation the Transaction Report, the Israel Securities Authority may direct that the company is to provide an explanation, details, information and documents with regard to the commitment that is the subject of the Transaction Report, within such period as it may stipulate, and it may also direct that the company to amend the report in such manner and by such date as it may stipulate.

(b)

If a directive has been issued to amend the report in accordance with that which has been set forth above, the Israel Securities Authority may direct that the date of the General Meeting is to be deferred to a date that shall be no earlier than three business days and no later than thirty five business days from the date of the publication of the amendment to the Transaction Report.

(c)

The company is to file an amendment in accordance with a directive in accordance with that which has been set forth above in the manner set forth in Regulation 2 (a) (1), it is to send it to all of the shareholders to whom the Transaction Report was sent, and it is to publish an announcement in the manner set forth in Regulation 2 (a) (2), all of which unless the Israel Securities Authority directed otherwise.

(d)	If a directive has been given with regard to the deferral of the date on which a General Meeting is to be convened, the company is to give notice of the directive in an immediate report.

(e)	In this Regulation and in Regulation 12, ‘the Israel Securities Authority’ — the Israel Securities Authority or an employee of the Israel Securities Authority whom it has authorized for this purpose.

The amendment of a Transaction Report at the request of the company

11.	(a)	If the company has requested to alter any of the details included in the Transaction Report after its publication —

(1)	It is to publish a correction to that report in an immediate report;

(2)	It is to send it to all the shareholders to whom the Transaction Report was sent;

(3)	It is to publish on this matter in the manner that has been set forth in Regulation 2 (a) (2) on the day on which the correction to the report is filed or on the next business day thereafter.

(b)	If the amendment is filed less than three business days before the General Meeting, the company is to defer the General Meeting by at least three business days.

(c)	The provisions of Regulation 10 shall apply to an immediate report under this Regulation, mutatis mutandis.

The depositing of a Transaction Report with the Israel Securities Authority before its publication

12.	(a)

A company may deposit, a preliminary transaction report which shall include all the details set forth in Regulation 3 (a), after it has been signed in accordance with that which has been set forth in Regulation 3 (c) (hereafter — the Preliminary Report) with the Israel Securities Authority, within fourteen days of the date of approval of the transaction by the Board of Directors and the powers of the Israel Securities Authority as stated in Regulation 10 (a), shall apply to it, mutatis mutandis.

(b)

At the time that the Preliminary Report is deposited, the company is to file an immediate report in which the main points of the decision of the Board of Directors with regard to the transaction are to be detailed (in this Section — the Summary Report); the company is to state in the Summary Report that it is about to file a Transaction Report toward the approval of a transaction with a Controlling Shareholder at the General Meeting, and it is also to state the date of the General Meeting.

(c)

If a directive has been given to the company to amend the Preliminary Report in accordance with that which has been set forth in Sub-Regulation (a), the company is to file it once it has been amended in accordance with the directive that was given, and it is to give notice of the convening of a General Meeting for the approval of the transaction.

(d)

If twenty one days have passed from the time of the depositing of the Preliminary Report, and the Israel Securities Authority has not contacted the company in order to issue a directive as stated in Sub-Regulation (c), the company is to file the report in accordance with that which has been set forth in Regulation 2 and the provisions of Regulation 10 shall apply.

(e)	If the Preliminary Report has been revised or altered, the company is to give notice of the alterations that it made to the Israel Securities Authority.

Immediate report on the results of the meeting

13.

No later than one trading day after a General Meeting, which was convened for the approval of a transaction with a Controlling Shareholder, the company is to file an immediate report on the results of the voting at the meeting, which is to include the following details: the total number of the shares that participated in the vote, the number of shares that voted for the proposal and against it, and the portion of these out of the total of all the shares that were counted for the vote, while distinguishing between persons with a personal interest in the transaction and those who do not have a personal interest in the transaction.

14.	(Repealed.)

Electronic reporting

14A.

A report, an announcement and any other document that is to be filed with the Israel Securities Authority or the Stock Exchange in accordance with these Regulations is to be filed in accordance with the Securities Regulations (Electronic Signature and Reporting), 5763 - 2003.

Preservation of laws

15.	There is nothing in the provisions of these Regulations that detracts from the provisions of any law regarding the filing of reports.

Penalties

16.	Anyone who breaches any of the provisions of these Regulations shall be liable to six months’ imprisonment or a fine as stated in Section 61 (a) (1) of the Penal Law, 5737 - 1977.

Repeal

17.	The Restrictions Regulations are repealed.

Entry into force

18.	These Regulations shall enter into force fourteen days after the date of their publication.

Transitional provisions

19.	A report that has been filed under the Restrictions Regulations prior to their repeal shall be subject to the Restrictions Regulations alone.

First Addendum (Regulation 3 (a) (2))

In this schedule, ‘Controlling Shareholder– including another in whose transaction the Controlling Shareholder has a personal interest.

1.	Giving a loan to a Controlling Shareholder or by a Controlling Shareholder to the company or a change in the terms of a loan

(a)

Details are to be provided of the date in which the loan was received, its amount and its terms — linkage, interest and the date when it is due to be paid, the date of repayment and the terms for early repayment, collateral and guarantees.

	(b)	Details are to be provided on the debt balances between the Controlling Shareholder and the company on the date on which the loan was received.

(c)

If a loan was given by the company, details are to be provided of the terms of the company’s most expensive sources of finance, including linkage, interest and payment terms in accordance with the details in Sub-Section (a), but excluding sources that were specifically designated for another use, such as a building project accompaniment agreement.

	(d)	If terms have been set forth whereby the loan will become a grant, then details of those terms are to be provided.

	(e)	If the transaction was for the provision of a credit frame, the details of the credit frame and the balances as of the date of the transaction report are to be provided.

2.	The payment of salary to Controlling Shareholder

Details are to be presented in respect of contracts with the Controlling Shareholder in accordance with the Sixth Addendum to the Periodic and Immediate Reports Regulations, and including all of the following:

(a)

Details are to be provided in respect of the description of the office and its scope, the definition of the position and the matters that are dealt within its framework, as well as the qualifications that qualify the Controlling Shareholder to execute the position.

(b)	If the holder of the position has additional offices or occupations, their description is also to be included, in accordance with that which has been set forth above.

(c)	(Deleted.)

(d)

If the Controlling Shareholder has been appointed to an office in the company, the person who held office in the position before him, their salary was and whether organizational changes relating to the office have made are all to be noted.

(e)

If the salary of a Controlling Shareholder has been altered, details are to be given of the total cost before the change and after it, and the component of the remuneration that was changed is also to be stated.

(f)	(Deleted.)

(g)	(Deleted.)

(h)	(Deleted.)

3.	Participation in the expenses of a Controlling Shareholder

(a) The type of expenses for which the participation is paid is to be stated.

(b)

It is to be stated whether the Controlling Shareholder is requesting approval for the reimbursement of expenses that he actually incurred or approval for the reimbursement of expenses that he will incur in the future.

(c)

Details are to be provided as to whether the participation will be in a fixed amount, a portion of the actual expenses of the Controlling Shareholder or otherwise, and whether there is a ceiling on the participation.

(d)

If the participation in the expenses of the Controlling Shareholder was for a variable amount, details are to be provided of the method used in calculating the amount of the participation, and the mechanisms for revising the amount of the participation.

(e)

The conditions for the participation in the expenses, if any were set (for example, an bills of a third party to whom the Controlling Shareholder made a payment, approval by the Audit Committee, etc.), the method and date of payment are to be detailed.

4.	Payment to a Controlling Shareholder for the provision of services, including in respect of the provision of management services

Details shall be presented in respect of commitments with the Controlling Shareholder in accordance with the Sixth Addendum to the Periodic and Immediate Reports Regulations, including all the following:

(a)	The services that the Controlling Shareholder is to provide, and their scope, are to be defined and specified.

(b)	It is be determined who is to provide the services on behalf of the Controlling Shareholder.

(c)	Details are to be provided of the person who provided these services up to now.

(d)	Details are to be provided of the cost of the services to the company before the commitment and following it.

(e)

The basis for determining the consideration is to be detailed, according to the amount of time required, the matters that will be dealt with, the existence of specific knowledge or special qualifications, and the transaction report is to state whether the consideration is fair and reasonable.

(f)	(Deleted.)

(g)

Details are to be given of additional payments that the company pays to the Controlling Shareholder as salary, participation in expenses or the provision of other services and their total cost to the company.

Second Addendum
(Regulations 6 (e) and (g) (2), and 7 (a) (1))

The following details shall be given with regard to the activity of the corporation as reflected in its consolidated financial statements:

Part 1 — Outline

(a)

A description of the corporation and the development of its business as occurred during the described periods is to be provided in a report, in accordance with the Addendum to the Securities Regulations (Particulars of the Prospectus, its Structure and Form), 5729-1969, and wherever reference is made to “Prospectus” it shall be read as “Report”.

(b)	The provisions of Subsection (a) shall not apply to the matters enumerated in Regulation 8C of the Periodic and Immediate Reports Regulations

Part 2 — Explanations to the Annual Financial Statements

(a)

A report by the Board of Directors on the state of the corporation’s affairs in the year regarding which the annual report is prepared is to be presented in accordance with Regulation 10 of the Periodic and Immediate Reports Regulations, mutatis mutandis;

(b)	Additional details are to be presented in accordance with that which has been set forth in Regulations 13 and 14 of the Periodic and Immediate Reports Regulations.

Part 3 — Explanations for the Interim Period

The report by the Board of Directors on the state of the corporation’s affairs in the interim period is to be presented in accordance with Regulation 48 of the Periodic and Immediate Reports Regulations, mutatis mutandis.

21st Tevet 5761 (January 16, 2001)

Avraham (Beige) Shohat

Minister of Finance

~~AMG OIL~~ SCHEDULE C

BYLAWS OF ADIRA ENERGY LTD.

ARTICLE 1
INTERPRETATION

Definitions

1.1 In the by-laws, except as the context otherwise requires~~:~~.

(a) "**Act**" means the Canada *Business Corporations Act,* R.S.C. 1985, C. C-44 or any statute substituted therefor, as amended, and the regulations made under it~~;~~.

(b) "**Administrative Enforcement Committee**" means the committee appointed by the Israeli Minister of Justice according to the Securities Law;

(c) ~~(b)~~ "**appoint**" includes "elect" and vice versa~~;~~.

(d) ~~(c)~~ "**articles**" means the articles of the Corporation~~;~~.

(e) ~~(d)~~ "**board**" means the board of directors of the Corporation~~;~~.

(f) ~~(e)~~ "**by -laws**" means this by -law and all other by -laws of the Corporation~~;~~.

(g) "**Chapter 5**" means chapter 5 to the part VI of the Companies Law: "Transactions with Interested Parties".

(h) "**Civil Wrongs Ordinance**" means the Israeli Civil Wrongs Ordinance [New Version] 5728-1968 (also referred to as the Torts Ordinance [New Version]);

(i) "**Companies Law**" means the *Israeli Companies Law, 5759-1199*, as constituted on the date hereof;

(j) "**Companies Registry**" means a registry kept by the Registrar of Companies according to the Companies Law and as prescribed by the Minister of Justice;

(k) "**Conclusive Judgment**" - a conclusive judgment in the first instance (before appeal);

(l) "**Controlling Shareholder**" has the meaning provided in Section 268 to the Companies Law;

(m) ~~(f)~~ "**Corporation**" means the corporation which adopts this by-law~~;~~.

(n) ~~(g)~~ "**document**" includes a contract, electronic document or other instrument in writing~~;~~.

(o) "**Extraordinary Transaction**" means a transaction not in a company's ordinary course of business, a transaction that is not undertaken under regular market conditions or a transaction that is likely to materially influence the profitability of a company, its property or liabilities;

(p) ~~(h)~~ "**instrument of transfer**" means:

(i) such form of transfer as may appear on the back of the share certificate evidencing the share proposed to be transferred~~,~~; or

(ii) such form of separate transfer document as is in general use or adopted or permitted by the board~~.~~;

(q) ~~(i)~~ "**meeting of shareholders**" means an annual or other meeting of shareholders of the Corporation, and a meeting of holders of a class or series of shares in the Corporation~~, and~~;

(r) "**Minister**" means the Israeli Minister of Justice;

(s) "**Office Holder**" means a director or officer;

(t) "**Public Company**" means, according to the Companies Law, a company, the shares of which are listed for trading on a Stock Exchange or were offered to the public by prospectus (as such term is defined in the Securities Act), or were offered to the public abroad under a public offering document required under the stature abroad, and which held by the public;

(u) ~~(j)~~ "**recorded address**" means:

(i) in the case of a shareholder, the shareholder's address as recorded in the securities register~~,~~;

(ii) in the case of joint shareholders, the address appearing in the securities register in respect of their joint holding, or the first address so appearing if there is more than one~~,~~; and

(iii) in the case of a director, officer, or auditor, the address of the director, officer or auditor recorded in the records of the Corporation.

(v) "**Securities Authority**" means the Israeli Securities Authority established under the Securities Act;

(w) "**Securities Act**" means the *Israeli Securities Law, 5728-1968*.

(x) "**Substantial Act**" means an act that is liable to have a material effect on the company's profitability, property or obligations;

Interpretation

1.2 In the interpretation of these by-laws~~,~~:

(a) a word importing singular number includes the plural and vice versa~~,~~;

(b) a word importing gender includes the masculine, feminine and neuter~~,~~;

(c) a word importing a person includes an individual, a body corporate, a partnership, a trust, an estate and an unincorporated organization~~,~~; and

(d) a word or expression defined in the Act for the purposes of the entire Act has the meaning so defined.

Headings

1.3 The division of a by-law into parts and the headings of parts and sections will be considered as for convenience of reference only and will not affect the construction or interpretation of the by -law.

Amendments to Companies Law Regulations

1.4 Provided that such provisions do not conflict with the Act or Canadian law, the Corporation shall comply with all matter prescribed by the Minister in accordance with section 89 of the Companies Law.

Paramountcy

1.5 In the event of a conflict between the provisions of the Act or Canadian securities laws, as applicable, and the Companies Law in these by-laws, the provisions of the Act or Canadian securities law, as applicable, shall be paramount.

ARTICLE 2
BUSINESS OF THE CORPORATION

Corporate Seal

2.1 The board may adopt a corporate seal for the Corporation and adopt a new corporate seal in replacement of a corporate seal previously adopted.

Reproduction of Seal

2.2 Any two persons each of whom is ~~the chairperson~~a chairman, the chief executive officer, the president, a vice president, the secretary or the treasurer may authorize a person engaged by the Corporation to engrave, lithograph or print a document (including a negotiable instrument) on which a reproduction of the signature of a director or officer of the Corporation is, in accordance with the by-laws, printed or otherwise mechanically reproduced, to cause the Corporation's seal to be affixed to the document by the use of an unmounted die reproducing the Corporation's seal.

Affixation of Seal

2.3 The corporate seal of the Corporation will not be affixed to a document except by or in the presence of:

(a) a person authorized to do so by a by-law or the board; or

(b) the secretary or an assistant secretary for the purpose of certifying a copy of, or extract from, the articles or by -laws of the Corporation, minutes of a meeting or resolution of the shareholders or the board or a committee of the board, or a document executed or issued by the Corporation.

Execution of Documents

2.4 A document requiring execution by the Corporation may be signed on behalf of the Corporation by a person authorized by the board, which authorization may be either generally or for a specific document.

Reproduced Signatures

2.5 A document on which the signature of an officer or director of the Corporation that is, by authority of the board, printed or otherwise mechanically reproduced will be as valid as if the signature had been placed manually by such person and will be so valid notwithstanding that, at the time of the issue or delivery of the document, the person is deceased, has ceased to hold the office giving rise to such person's authority or is otherwise unable to personally sign the document.

Fiscal Period

2.6 The fiscal period end of the Corporation will be as the board determines.

Voting Rights in Other Bodies Corporate

2.7 To enable the Corporation to exercise voting rights attaching to securities held by the Corporation, any two persons each of whom is ~~the chairperson~~a chairman, the chief executive officer, the president, a vice president, the secretary or the treasurer may execute and deliver proxies and arrange for the issuance of voting certificates or other evidences of such rights in favour of the person determined by the officers executing such proxies unless otherwise determined by the board.

ARTICLE 3
BORROWING AND SECURITY

Borrowing Power

3.1 Without limiting the powers of the Corporation as set forth in the Act, the board may cause the Corporation to:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of a person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

Delegation of Borrowing Authority

3.2 The board may delegate to a person any or all of the powers conferred on the board by Section 3.1 to such extent and in such manner as it determines.

ARTICLE 4
QUALIFICATIONS OF DIRECTORS AND OFFICERS

Qualifications of Directors and Officers

4.1 In addition to any qualifications to act as a director or officer required by the Act, each Office Holder of the Corporation shall disclose to the Corporation, its directors and its shareholders prior to their appointment or election as an Office Holder:

(a) whether he has been convicted by a Conclusive Judgment of an offense referred to in section 4.2 below and whether the period during which he is forbidden from serving as Office Holder has not yet elapsed from the date of the judgment by which he was convicted;

Restriction on appointment due to conviction

4.3 If determined by a court in the State of Israel, at the date of the conviction or thereafter, on the application of a person interested in being appointed as an Office Holder, that despite his conviction of offenses as laid down in subsections 4.2(a) and 4.2(b) above, and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as an Office Holder of the Corporation, the Corporation may appoint such person as an Office Holder of the Corporation.

4.4 The offenses listed in Sections 4.2(1), (b) and (c) may be supplemented by the Corporation if prescribed by the Minister under the Companies Law.

4.5 If a court or appeal court in both cases in the State of Israel orders a stay of implementation of appointment as a director, restrictions, or of the lapse of service until a date that it shall set, on conditions that it deems appropriate, the Corporation will observe such order.

Restriction on appointment due to decisions of the Administrative Enforcement Committee

Obligation to cease holding office

4.7 If the Corporation becomes aware that an Office Holder was appointed contrary to the provisions of section 226, 226A or 227(a) of the Companies Law, or that a director committed a breach of the provisions of section 225, 227(b) or 232 of the Companies Law, the board shall resolve, at its first meeting convened

Termination of term of service in consequence of offense

4.8 If an Office Holder was convicted by a Conclusive Judgment of an offense, as referred to in section 226(a)(1) or 226(a1) of the Companies Law, then he or she shall so inform the Corporation and he or she shall resign, and the term of his or her service shall end when the notice is given, and he or she cannot be reappointed to serve as an Office Holder unless the period in which he or she is prohibited from serving as an Office Holder has elapsed as provided in section 4.2 herein.

Lapse of service in consequence of an Administrative Enforcement Committee decision

4.9 If the Administrative Enforcement Committee decided to impose on a person means of enforcement (as defined in section 225(b) of the Companies Law) that prohibit him or her from serving as an Office Holder in any Public Company, in a private company that issued bonds or in the Corporation, it shall so inform the Corporation and his or her term of service shall lapse when the notice is given, and the Corporation shall not reappoint him or her as director, except when the period of the said prohibition has passed.

Fiduciary Duty

4.10 4.104.11 A director who commits a breach of the duty of disclosure provided in sections 225, 232, 232A or 245A of the Companies Law shall for the purposes of the Companies Law be considered as having committed a breach of his fiduciary duty to the Corporation.

ARTICLE 5 ~~ARTICLE 4~~
DIRECTORS

Calling of Meetings

5.1 ~~4.1 The chairperson~~A chairman or the president may, and the secretary on the request of a director will, convene a meeting of the board.

Notice of Meeting

5.2 ~~4.2~~ Notice of the time and place of a meeting of the board must be given to each director not less than forty-eight (48) hours before the time when the meeting is to be held, but:

(a) the notice need not specify what matters are to be dealt with at the meeting other than as required by the Act~~,~~;

(b) no notice will be necessary if all the directors are present or those who are absent have signified consent to the holding of the meeting~~,~~; and

(c) the period for notice of a meeting that begins within forty-eight (48) hours after the appointment or election of a director may be abridged for each such director to a period commencing at the time of such director~~'~~'s appointment or election.

Quorum

5.3 ~~4.3~~ The board may fix the quorum required for the transaction of business at a meeting of the board and, if not so fixed, the quorum will be a majority of those who are directors at the time of the meeting.

Outside Directors

5.4 At all times while the Corporation is a Public Company:

(a) sections 239-249A of the Companies Law shall apply to the Corporation, other than references to a 3 year term which term shall only be equal to 1 year;

(b) subject to Section 5.4(a), the board and management of the Corporation shall nominate at least two (2) directors (each, an "**Outside Director**") to be elected by the shareholders of the Corporation. In addition to the requirements and qualifications set forth in the Act, each Outside Director shall also comply with the requirements and qualifications of "Outside Directors" as described in Sections 239-249A of the Companies Law and shall in addition to compliance with the Act and Canadian securities law, be elected in the manner described in Sections 239 of the Companies Law;

(c) an Outside Director shall not be entitled to any compensation or other payment from the Corporation, except as permitted by the Companies Law and other applicable law. For the purposes of this subsection, the grant of an exemption, an undertaking to indemnify, indemnification or insurance shall not constitute compensation or other payment; and

(d) for a period of two (2) years following the termination of the service of a person as an Outside Director of the Corporation, the Corporation shall not directly or indirectly enter into any employment, consulting or other arrangements for fees with such person, and such person may not serve as a director or officer of the Corporation; the aforesaid restrictions shall apply on the relatives of such person for a period of one (1) year following the termination of his or her service.

Chairperson of Meeting

5.5 ~~4.4~~ The chairperson of a meeting of the board will be the first of ~~the chairperson~~a chairman, the president (if a director) and the lead director (if appointed) who is present and willing to act as the chairperson, but if no such director so willing is present within 15 minutes after the time appointed for holding the meeting the directors present will choose one of their number to be the chairperson.

Chair

5.6 The CEO or his relative shall not serve as a chairman or co-chairman of the board of directors, except under the provisions of section 121(c) of the Companies Law; A person directly or indirectly subject to the CEO shall not serve as chairman or co-chairman of the board; This provision shall cease to apply three months from the date on which a company becomes a Public Company.

(a) A chairman of the board of directors of a public company or his relative shall not be granted the powers of the CEO, except under the provisions of section 121(c) of the Companies Law. A chairman of the board of directors shall not be granted the powers of the person directly or indirectly subject to the CEO.

(b) A chairman of the board shall not serve in any other position in that Corporation or in a company controlled by the Corporation, but he may serve as a chairman of the board or as a director in a company controlled by the corporation.

5.7 Notwithstanding section 5.6, the shareholders of the Corporation may resolve at a meeting of shareholders, upon fulfilment of one of the following conditions:

(a) the majority of the voting shareholders, including a positive vote of at least two thirds of the shareholders who are not holders of control in the Corporation and have no personal interest in the approval of the decision, which number of shareholders shall not take abstentions into account, or that a chairman of the board of directors, co-chairman of the board of directors or his relative may be authorized – for periods, each of which shall not be longer than three years after the date on which the decision was adopted - to hold the position of chief executive officer or to exercise his powers, and also to authorize the chief executive officer to fill the position of a chairman of the board of directors or to exercise his or her powers.

5.8 The board may appoint two people to the position of chairman of the board of directors, such persons to serve as co-chairs at the pleasure of the board and if two such persons are appointment, the rights, powers, duties and references in these by-laws to chairman will apply equally to the co-chairman.

Voting

5.9 ~~4.5~~ A question arising at a meeting of the board will be decided by a majority of the votes cast and in the case of an equality of votes the chairperson may not exercise a second or casting vote.

Remuneration and Expenses

5.10 ~~4.6~~ A director will be paid such remuneration for their services to the Corporation as the board determines and will be reimbursed by the Corporation for travelling and other expenses properly incurred in attending a meeting of the board, a committee of the board or a meeting of shareholders.

Additional Remuneration

5.11 ~~4.7 Remuneration~~Subject to section 5.4, remuneration payable to a director who is also an officer or employee of the Corporation, or who serves the Corporation in a professional capacity, will be in addition to the director's salary as an officer or employee or professional fees.

ARTICLE 6~~ARTICLE 5~~
COMMITTEES

Transaction of Business

6.1 ~~5.1~~ Except as otherwise determined by the board, proceedings of a committee of the board will be governed as follows:

(a) the powers of the committee may be exercised by a meeting at which a quorum of the committee is present;

(b) a majority of the members of the committee will constitute a quorum;

(c) meetings of the committee may be held at any place within or outside of Canada;

(d) a question arising at a meeting will be determined by a majority of the votes cast and in the case of an equality of votes the chairperson of the meeting will not exercise a second or casting vote;

(e) the committee may determine when it will hold and adjourn meetings and may elect its ~~chairperson~~chairman (subject to section 5.4 and to the applicable sections of the Companies Law), make rules for the conduct of its business and appoint such assistants as it deems necessary;

(f) the committee will keep regular minutes of its transactions and report its transactions to the board as required by the board; and

(g) a waiver of notice of a meeting of a committee may be given in any manner and will be deemed to be given by a director with respect to all business transacted after the director first attends the meeting.

Audit Committee

6.2 The board shall appoint an audit committee (the "**Audit Committee**"), with the authority and consisting of such number of directors with the qualifications as described in Sections 114-117 of the Companies Law (Audit Committee) and that the Audit Committee shall have the duties and shall act in the manner described in Sections 114-117 of the Companies Law, provided that the Audit Committee may not exercise those powers that, under the Act, a committee of directors has no authority to exercise.

Internal Auditor

6.3 At all times while the Corporation is a Public Company, the Corporation shall have an internal auditor and the provisions of Sections 146-153 of the Companies Law (Internal Auditor) shall apply to the Corporation.

ARTICLE 7~~ARTICLE 6~~
PROTECTION OF DIRECTORS AND OTHERS

Contracts with the Corporation

7.1 ~~6.1~~ Subject to the applicable sections of the Companies Law and the Act,

(a) no director is, by being a director, or by reason of holding any other office or place of profit under the Corporation or under a person in which the Corporation is a shareholder or is otherwise Interested, disqualified from entering into a contract, transaction or arrangement with the Corporation either as vendor, purchaser or otherwise, or from being concerned or interested in any manner in a contract, transaction or arrangement made or proposed to be entered into with the Corporation~~,~~;

(b) no such contract, transaction or arrangement is thereby void or liable to be avoided~~,~~;

(c) no director is liable to account to the Corporation for profit arising from such office or place of profit or realized by such contract, transaction or arrangement~~,~~;

(d) no director is obligated to make a declaration or disclosure of interest or refrain from voting~~,~~; and

(e) no contract or transaction is invalid or voidable, and no director is accountable to the Corporation or a shareholder in respect of a contract or transaction, by reason that the director did not disclose any interest.

Limitation of Liability

7.2 ~~6.2~~ Except as otherwise provided in the Act or in the applicable sections of the Companies Law, no director or officer will be liable for:

(a) the acts, receipts, neglects or defaults of any other person, or for joining in a receipt or act for conformity;

(b) a loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to property acquired by, for, or on behalf of the Corporation;

(c) the insufficiency or deficiency of a security in which monies of the Corporation are invested or in the security or collateral for a loan of monies of the Corporation;

(d) a loss or damage arising from the bankruptcy, insolvency or wrongful act of a person with whom money, security or other property of the Corporation is lodged or deposited; or

(e) any other loss, damage, or misfortune that arises out of the execution of the duties of a director or in relation thereto.

Amplification of Rights

7.3 ~~6.3~~ The provisions of this Article are in amplification of and in addition to, and not by way of limitation of or in substitution for, such rights, immunities and protections as are conferred on a director or officer by law or otherwise.

Indemnity

7.4 To the fullest extent permitted by applicable law, the Corporation will indemnify:

(a) any director or officer of the Corporation;

(b) any former director or officer of the Corporation; and

(c) any individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity.

The Corporation is authorized to execute agreements in favour of any of the foregoing persons evidencing the terms of the indemnity. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Insurance

7.5 The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 7.4 herein against such liabilities and in such amounts as the directors may determine and as are permitted by the Act and by the applicable sections of the Companies Law.

ARTICLE 8
INTERESTED TRANSACTIONS

Interested Transactions

8.1 At all times while the Corporation is a Public Company, the Corporation shall not enter into any transaction described in Section 270(4) of the Companies Law (an "**Interested Transaction**") unless such transaction was approved in the manner described in section 275-279 of the Companies Law or as may be determined, from time to time, under the applicable law.

8.2

(a) At all times while the Corporation is a Public Company, an Interested Transaction, (other than an Interested Transaction that meets or satisfies the requirements set forth in the Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000)), with an Office Holder or transaction as said in section 270(4) to the Companies Law with a holder of control thereof shall be of no effect for, and shall not be binding upon the Corporation or the Office Holder or holder of control if the Interested Transaction was not approved in accordance with the provisions of Sections 275-279 of the Companies Law (Transactions with Interested Parties) or if a substantial defect has occurred in the approval process or if the Interested Transaction was effected in a way that deviated substantially from the terms of the approval.

Transactions between the Corporation and its Controlling Shareholder

8.3 At all times while the Corporation is a Public Company, the Israeli Securities Regulations (Transactions between a Company and a Controlling Shareholder therein) 5761-2001 shall apply to the Corporation.

ARTICLE 9
DUTY OF CARE

Duty of Care

Precautions and Standard of Proficiency

Obligation of Caution for Directors with Expertise or Qualifications

9.4 The appointment of a director with accounting or financial expertise or with professional qualifications under section 219(d) or 240(a1) of the Companies Law does not change his responsibility and that of the other directors of the Corporation, which may be imposed on them under any other statute.

Fiduciary Duty

9.5 An officer shall owe a fiduciary duty to the Corporation, shall act in good faith and for the benefit of the Corporation, including the following:

9.6 The provisions of section 9.5 shall not preclude a fiduciary duty being owed by an officer to any other person.

Approval of Acts

9.7 The Corporation may approve any of the acts enumerated in Section 9.5 provided that all the following conditions apply:

Remedies

9.9 The rules applying to breach of contracts shall apply, mutatis mutandis, to the breach of the fiduciary duty of an officer.

9.10 Without derogating from the generality of the provisions of subsection 9.9, an officer in breach of a fiduciary duty towards the Corporation shall be considered as a person in breach of his or her contract with the Corporation.

9.11 The Corporation may revoke an act done by an officer on behalf of the Corporation towards another person or may claim from such person the compensation owed to it from the officer, even without cancelling the act, if such person knew of the breach of the officer's fiduciary duty, and knew or ought to have known of the lack of approval of the act.

ARTICLE 10~~ARTICLE 7~~
SHARES

Registration of Transfers

10.1 ~~7.1~~ In order to effect a transfer of a share,

(a) an instrument of transfer must be executed by the registered holder of the share or the holder's attorney~~,~~;

(b) the execution of the instrument of transfer must be attested and validated as reasonably required by the board~~,~~; and

(c) there must be delivered to the Corporation's transfer agent for shares of that class or series or, if there is no such transfer agent, to the registered office of the Corporation~~,~~:

(i) the certificate evidencing the share to be transferred, if one was issued by the Corporation~~,~~;

(ii) the instrument of transfer~~,~~; and

(iii) if the instrument of transfer was executed by the holder's attorney, evidence of the attorney's authority satisfactory to the transfer agent or the board.

Separate Instruments of Transfer

10.2 ~~7.2~~ There must be a separate instrument of transfer for each class or series of share proposed to be transferred.

Transfer Fee

10.3 ~~7.3~~ In respect of the registration of a transfer or transmission there must be paid to the Corporation or its transfer agent for such share such fee as the board determines.

Replacement of Certificates

10.4 ~~7.4~~ If a share certificate of the Corporation is worn out, defaced, lost or destroyed, it may be replaced on payment of such charge and on provision of such evidence and indemnity as the board determines.

Acquisition of Shares of the Corporation

10.5 Provided that such provisions do not conflict with the Act or Canadian law, Sections 328-340 and 342(A) of the Companies Law (Special Tender Offer and Purchase of Shares of the Minority by Holder of Control) and the securities regulations (purchase offer) 5760-2000 shall apply to the Corporation.

ARTICLE 11 ~~ARTICLE 8~~
DIVIDENDS AND RIGHTS

Declaration

11.1 ~~8.1~~ The board may, as permitted by law, declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.

Interest

11.2 ~~8.2~~ No dividend will bear interest against the Corporation.

Valuation of Non-Cash Dividends

11.3 ~~8.3~~ The board will determine the value of a dividend not paid in money.

Dividend Cheques

11.4 ~~8.4~~ A dividend payable in money may be paid by cheque of the Corporation or its paying agent to the order of the registered holder of the share on which it is being paid and mailed by prepaid ordinary mail to the holder at the holder's recorded address or payable to such person and mailed to such address as the holder directs, and the mailing of such a cheque in that manner will, unless it is not paid on presentation, satisfy and discharge the Corporation from the liability for the dividend to the extent of the sum represented by the cheque plus the amount of any tax that the Corporation is required to and does withhold.

Cheques to Joint Holders

11.5 ~~8.5~~ In the case of joint holders, a cheque in payment of a dividend will, unless they otherwise jointly direct, be made payable to the order of all of them and mailed to them at their recorded address.

Non receipt of Cheques

11.6 ~~8.6~~ If a dividend cheque is not received by the person to whom it is so sent or is lost, mutilated or destroyed, the Corporation will issue a replacement cheque for a like amount on provision of such evidence of non receipt, loss, mutilation or destruction and of title, and such indemnity and reimbursement of expense as the board prescribes, whether generally or in a particular case.

Unclaimed Dividends

11.7 ~~8.7~~ A dividend unclaimed for six years after the date of record for its payment will be forfeited and revert to the Corporation.

ARTICLE 12 ~~ARTICLE 9~~
MEETINGS OF SHAREHOLDERS

Calling Annual and Special Meetings

(a) two directors;

(b) one-quarter of the directors then in office;

(c) one or more shareholders beneficially owning at least five percent of the issued and outstanding share capital of the Corporation and at least one percent of the voting rights of the Corporation; or

(d) one or more shareholders beneficially owning at least five percent of the voting rights of the Corporation.

12.2 Where a board of directors is requested to convene a shareholders' meeting demanded under section 63 of the Companies Law, the Corporation shall provide notice of the meeting and the record date within twenty-one days of the date on which the request was made, on the date designated in an invitation pursuant to section 67 of the Companies Law or by a notice pursuant to section 69 of the Companies Law, the date of convening the meeting shall be no later than thirty-five days after the date of the notice of the meeting, unless otherwise provided in respect of a meeting to which Sections 87 and 89 of the Companies Law applies.

12.7 The agenda at a shareholders meeting ("**Agenda**") shall be fixed by the board and may also include matters in respect of which the convening of a shareholders meeting is required as well as any matter requested by a shareholder as provided in section 12.8.

Persons Entitled to be Present

12.16 ~~9.6~~ The only persons entitled to be present at a meeting of shareholders will be those entitled to vote at the meeting, the directors, the auditor of the Corporation and any other person who, although not entitled to vote, is entitled or required to be present under a provision of the Act or the articles or by-laws, and any other person may be admitted only on the invitation of the chairperson of the meeting.

Quorum

12.17 ~~9.7~~ A quorum for the transaction of business at a meeting of shareholders is at least two individuals present at the commencement of the meeting holding, or representing by proxy the holder or holders of, shares carrying in the aggregate not less than five percent of the votes eligible to be cast at the meeting.

No Proxy Lodged

12.18 ~~9.8~~ The chairperson of a meeting of shareholders may, subject to regulations made, in the chairperson's discretion accept such electronically transmitted or other written communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and votes, given in accordance with such electronically transmitted or written communication accepted by the chairperson will be valid and will be counted.

Joint Shareholders

12.19 ~~9.9~~ If two or more of the joint holders of a share are present in person or represented by proxy and vote, the vote of that one of them, or of the proxy holder for that one of them, whose name appears first on the securities register of the Corporation in respect of the share will be accepted to the exclusion of the vote of another, or of the proxy holder for another, of them.

Votes to Govern

12.20 ~~9.10~~ At a meeting of shareholders every question will, except as otherwise required by the articles or by-laws, be determined by a majority of the votes cast on it, and in the case of an equality of votes the chairperson of the meeting will not be entitled to a second or casting vote.

Show of Hands

12.21 ~~9.11~~ On a show of hands every person who is present and entitled to vote will have one vote per share entitled to vote at the meeting.

Result of Vote on Show of Hands

12.22 ~~9.12~~ Whenever a vote by show of hands is taken on a question then, unless a ballot is required or demanded, a declaration by the chairperson of the meeting that the vote has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting, will be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the question, and the result of the vote so declared will be the decision of the shareholders on the question.

Demand for Ballot

12.23 ~~9.13~~ A demand for a ballot may be withdrawn at any time before the ballot is taken.

Vote by Ballot

12.24 ~~9.14~~ If a ballot is taken each person present will be entitled to one vote, or such other number of votes as the articles provide, in respect of each share that such person is entitled to vote on the question at the meeting, and the result of the ballot so taken will be the decision of the shareholders upon the question.

Poll

12.25 ~~9.15~~ A poll demanded on the election of a chairperson or on a question of adjournment will be taken forthwith, and a poll demanded on any other question will be taken at such time as the chairperson of the meeting directs.

Adjournment

12.26 ~~9.16~~ The chairperson of a meeting of shareholders may, with the consent of the meeting, adjourn the meeting.

Rulings by the Chairperson

12.27 ~~9.17~~ The chairperson of a meeting of shareholders will have regard to accepted rules of parliamentary procedure, and

(a) the chairperson will have absolute authority over matters of procedure and there will be no appeal from the ruling of the chairperson, but if the chairperson, in the chairperson's absolute discretion, deems It advisable to dispense with the rules of parliamentary procedure at a meeting of shareholders or part of such meeting, the chairperson will so state and will clearly state the rules under which the meeting or the appropriate part of such meeting will be conducted;

(b) a dispute as to the admission or rejection of a vote will be determined by the chairperson and the chairperson's determination will be final and conclusive;

(c) if disorder arises that prevents continuation of the business of a meeting, the chairperson may quit the chair and declare the meeting to be adjourned, and upon the chairperson's so doing, the meeting is, notwithstanding Section 9.16, immediately adjourned to a time and place announced by the chairperson at the time of adjournment or such other time and place described in a notice given not less than seven days before the reconvened meeting to all persons who received notice of the original meeting; and

(d) subject to Section 9.16, the chairperson may ask or require anyone who is not a registered shareholder entitled to vote at the meeting or corporate representative or proxyholder representing such a shareholder to leave the meeting.

ARTICLE 13
SHAREHOLDER INSPECTION RIGHTS

Shareholder Inspection Rights

13.1 Any shareholder of the Corporation shall have the right, upon written request, to inspect minutes of meetings of the shareholders, the Corporation's share ledger available to the Corporation, the articles or by-laws of the Corporation, its financial statements, a list of its registered shareholders available to the Corporation and, provided that such providing such documents to the shareholder do not conflict or breach the Act or Canadian law, any document which the Corporation is required to file under the Companies Law and under any law with the Companies Registry or the Securities Authority available for public inspection at the Companies Registry or the Securities Authority, as the case may be. In addition, each shareholder of the Corporation shall have the right, upon written request setting forth the purpose thereof, to inspect copies of any document relating to any act or transaction described in Sections 255 (Approval of Acts) and 268 through 275 (Transactions with Interested Parties and Holders of Control) of the Companies Law.

13.2 The Corporation may refuse the request of the shareholder permitted by Section 13.1 if in the Corporation's opinion the request was not made in good faith or the documents requested contain a commercial secret or a patent, or disclosure of the documents could prejudice the good of the Corporation in some other way.

ARTICLE 14~~ARTICLE 10~~
NOTICES

Notice to Joint Shareholders

14.1 ~~10.1~~ If two or more persons are registered as joint holders of a share, a notice must be directed to all of them but need be delivered or addressed only to their recorded address to be sufficient notice to all.

Signature to Notice

14.2 ~~10.2~~ The signature to a notice to be given by the Corporation may be written, stamped, typewritten or printed.

Effective Date of Notice

14.3 ~~10.3~~ Subject to the Act, a notice sent by any means of electronic transmission or any other form of recorded communication will be deemed to have been given on the day when it is transmitted by the Corporation or, if transmitted by another, on the day when It Is dispatched or delivered to the appropriate communication company or agency or its representative for dispatch, and a certificate or declaration in respect of any thereof in writing signed by an officer or by an employee of a transfer agent or registrar of the Corporation will be conclusive evidence of the matters therein certified or declared.

Omissions and Errors

14.4 ~~10.4~~ The accidental omission to give a notice to a shareholder, director, officer, or auditor or the non receipt of a notice by any such person or an error in a notice not affecting its substance will not invalidate an action taken at a meeting held pursuant to such notice or otherwise founded on it.

Persons Entitled by Death or Operation of Law

14.5 ~~10.5~~ A person who, by operation of law, transfer, death of a shareholder or any other means, becomes entitled to a share will be bound by every notice in respect of the share that is duly given to the shareholder from whom the person derives title to the share before the person's name and address is entered on the securities register (whether the notice is given before or after the happening of the event upon which the person becomes so entitled) and before the person furnishes to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

TABLE OF CONTENTS

1. PURPOSE 1
    1.1 Purpose 1
2. INTERPRETATION 1
    2.1 Definitions 1
    2.2 Interpretation ..... ~~5~~1
3. ADMINISTRATION ..... ~~5~~1
    3.1 Administration ..... ~~5~~1
    3.2 Shares Reserved ..... ~~7~~1
    3.3 Eligibility ..... ~~7~~1
4. OPTIONS ..... ~~7~~1
    4.1 Grants ..... ~~7~~1
    4.2 Exercise Price ..... ~~8~~1
    4.3 Term of Options ..... ~~8~~1
    4.4 Vesting of Options ..... ~~8~~1
    4.5 Option Agreements ..... ~~9~~1
    4.6 Exercise of Option and Payment of Exercise Price ..... ~~9~~1
    4.7 Prohibition on Transfer of Options and Shares ..... ~~9~~1
    4.8 Death, Disability or Retirement of Optionee ..... ~~10~~1
    4.9 Termination of Employment or Services by reason other than Death, Disability or Retirement ..... ~~11~~1
    4.10 Discretion to Permit Exercise ..... ~~12~~1
    4.11 Change of Control ..... ~~12~~1
5. GENERAL ..... ~~14~~1
    5.1 Capital Adjustments ..... ~~14~~1
    5.2 Conditions of Exercise ..... ~~14~~1
    5.3 Amendment and Termination ..... ~~15~~1
    5.4 Status as Shareholder ..... ~~15~~1
    5.5 Withholding Taxes ..... ~~15~~1
    5.6 Non Exclusivity and Corporate Action ..... ~~16~~1
    5.7 Employment and Board of Directors Position Non-Contractual ..... ~~16~~1
    5.8 Indemnification ..... ~~16~~1
    5.9 Notices ..... ~~16~~1
    5.10 Governing Law ..... ~~17~~1
    ~~5.11 Effective Date 17~~

~~EXHIBITS~~

~~Exhibit "A" Option Agreement~~

~~Exhibit "B" Notice of Exercise~~

~~Exhibit "C" Notice of Transfer~~

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ADIRA ENERGY LTD.

STOCK OPTION PLAN

(August 31, 2009, amended April, ~~2011~~2011, May 30, 2012)

1. PURPOSE

1.1 Purpose

The purpose of the Plan is to advance the interests of Adira Energy Ltd. (the "**Corporation**") by attracting, retaining and motivating persons as directors, officers, key employees and consultants of the Corporation and its Affiliated Corporations and providing them with a greater incentive to develop and promote the growth and success of the Corporation by granting to them options to purchase shares in the capital of the Corporation.

2. INTERPRETATION

2.1 Definitions

For the purposes of the Plan, unless they are otherwise defined elsewhere herein, the following terms have the following meanings, respectively:

(a) "**Affiliate**" has the meaning set forth in the *Securities Act* (Ontario), as amended from time to time;

(b) "**Affiliated Corporation**" is a corporation which is an "affiliate" (as such term is defined in the *Securities Act* (Ontario), as amended from time to time) of the Corporation;

(c) "**Applicable Law**" means the requirements relating to the administration of stock option plans under the applicable corporate and securities laws of Ontario and Canada, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction which apply to Options granted under the Plan;

(d) "**Associate**" has the meaning set forth in the *Securities Act* (Ontario), as amended from time to time;

(e) "**Board**" means the board of directors of the Corporation;

(f) "**Business Day**" means a day that is not a Saturday, a Sunday or a statutory or legal holiday in Toronto, Ontario;

(g) "**Cause**" means any act or omission by the Optionee which would in law permit an employer to, without notice or payment in lieu of notice, terminate the Optionee's employment or services, and shall include, without limitation, the meaning attributed thereto in the employment agreement or consulting agreement, as may be applicable, of such Optionee;

(h) "**Change of Control**" has the meaning set forth in Subsection 4.11(a) hereof;

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(i) "**Change of Control Price**" has the meaning set forth in Subsection 4.11(a) hereof;

(j) "**Committee**" has the meaning set forth in Subsection 3.1(c) hereof;

(k) "**Consultant Optionee**" means an individual, other than an Employee Optionee or an Executive Optionee, that:

(i) is engaged to provide on an ongoing bona fide basis consulting, technical, management or other services to the Corporation or to an Affiliated Corporation, other than services provided in relation to a distribution;

(ii) provides the services under a written contract between the Corporation or an Affiliated Corporation and the individual or a Consultant Company or Consultant Partnership of the individual;

(iii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Corporation; and

(iv) has a relationship with the Corporation or an Affiliated Corporation that enables the Consultant to be knowledgeable about the business and affairs of the Corporation.

(l) "**Consultant Company**" means, for an individual consultant, a company of which the individual consultant is an employee or shareholder;

(m) "**Consultant Partnership**" means, for an individual consultant, a partnership of which the individual consultant is an employee or partner;

(n) "**Corporation**" means Adira Energy Ltd. and includes any successor corporation thereto;

(o) "**Date of Grant**" means, for any Option, the date specified by the Board at the time it grants the Option or, if no such date is specified, the date upon which the Option was granted;

(p) "**Disability**" means the mental or physical state of the Optionee such that, as a result of illness, disease, mental or physical disability or similar cause, the Optionee has been unable to fulfil his or her obligations as an employee or consultant of the Corporation or an Affiliated Corporation either for any consecutive six month period or for any period of twelve months (whether or not consecutive) in any consecutive 12-month period, provided that, where the Optionee has entered into a written employment or consulting agreement with the Corporation or an Affiliated Corporation, "Disability" will have the meaning attributed to that term, or the term equivalent in concept, contained in that employment or consulting agreement;

(q) "**Eligible Person**" means a bona fide Consultant Optionee, Employee Optionee or Executive Optionee or any of their subsidiaries~~ (or, in the case of an Israeli Participant, their trustees)~~;

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(r) "**Eligible Transferee**" means, in respect of a particular Optionee, such of the following as have specifically been designated by the Board as an Eligible Transferee of such Optionee: (i) a registered retirement savings plan or a registered retirement investment fund, of which the Optionee is the beneficiary~~; (ii) the spouse, child, or grandchild of the Optionee~~; (ii) a Holding Company; or (~~iv~~iii) a trust, the ~~beneficiaries of which are the Optionee and/or the spouse, children, grandchildren or and/or other direct lineal descendants of the Optionee; and (v) if a trustee of an Israeli Participant, transfer of benefits, rights and Options to the Israeli Participant for whom it is acting as trustee;~~ beneficiary of which is the Optionee;

(s) "**Employee Optionee**" means a current full-time or part-time employee or contract employee of the Corporation or of an Affiliated Corporation and shall include, other than for the purposes of Sections 4.8 and 4.9, any registered retirement savings plans or registered income funds established by or for the employee (or under which such employee is the beneficiary) and a Holding Company of such individual;

(t) "**Exchange**" means the stock exchange or quotation system and, where the context permits, includes all other stock exchanges and quotation systems designated by the Board, on which the Shares are or may be listed or quoted from time to time (provided that if, for the purposes of the Plan it is necessary to have reference to a single Exchange, then such Exchange shall be any stock exchange or quotation system on which the Shares are then listed or quoted as designated by the Board);

(u) "**Executive Optionee**" means a current director or an officer of the Corporation or of an Affiliated Corporation and shall include, other than for the purposes of Sections 4.8 and 4.9, any registered retirement savings plans or registered retirement income funds established by or for the individual director or officer (or under which such director or officer is the beneficiary) and a Holding Company of such individual;

(v) "**Exercise Price**" has the meaning set forth in Section 4.2 hereof;

(w) "**Fair Market Value**" means, at any date in respect of Shares, the closing price of such Shares on the Exchange on the last Business Day preceding such date (less the applicable discount). In the event that such Shares did not trade on such Business Day, the Fair Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date or such other price determined by the Board, acting reasonably;

(x) "**Holding Company**" means a corporation wholly-owned and controlled by an Optionee;

(y) "**Insider**" has meaning ascribed thereto in the *Securities Act* (Ontario);

(z) "**Option**" means a right granted to an Eligible Person to purchase Shares on the terms of the Plan;

(aa) "**Optionee**" means the Eligible Person to whom an Option has been granted and includes, other than for the purposes of Sections 4.8 and 4.9 hereof, any Eligible Transferee to whom an Optionee has transferred an Option in accordance with the terms of the Plan;

(bb) "**Option Agreement**" has the meaning set forth in Section 4.5 hereof;

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(cc) "**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association or organization, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(dd) "**Plan**" means this stock option plan of the Corporation (as the same may be amended or varied from time to time);

(ee) "**Retirement**" means retirement from active employment with the Corporation or an Affiliated Corporation at or after the age of 65 or, with the consent for the purposes of the Plan of such officer of the Corporation or an Affiliated Corporation as may be designated by the Board, at or after such earlier age and upon the completion of such years of service as the Board may specify;

(ff) "**Shares**" means the common shares in the capital of the Corporation as constituted from time to time or, in the event of an adjustment contemplated by Section 5.1 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(gg) "**Termination Date**" means:

(i) in the case of an Employee Optionee or Executive Optionee whose employment or term of office with the Corporation or an Affiliated Corporation, as the case may be, terminates in the circumstances set out in Sections 4.8 or 4.9 hereof, the date that is designated by the Corporation or an Affiliated Corporation, as the case may be, as the last day of the Optionee's employment or term of office with the Corporation or an Affiliated Corporation, as the case may be, and "Termination Date" specifically does not mean the date on which any period of contractual or reasonable notice that the Corporation or an Affiliated Corporation, as the case may be, may be required by contract or at law to provide to the Optionee would expire;

(ii) in the case of an Executive Optionee who received Options in his or her capacity as a director of the Corporation or an Affiliated Corporation, the date which is the earliest of: (A) the date that such Executive Optionee resigns as a director of the Corporation or an Affiliated Corporation; (B) the date that such Executive Optionee is not re-elected as a director; and (C) the date that such Executive Optionee is removed from the board of directors of the Corporation or an Affiliated Corporation; and

(iii) in the case of a Consultant Optionee whose consulting agreement or arrangement with the Corporation or an Affiliated Corporation, as the case may be, terminates in the circumstances set out in Sections 4.8 or 4.9 hereof, the date that is designated by the Corporation or an Affiliated Corporation, as the case may be, as the date on which the Optionee's consulting agreement or arrangement is terminated, and "Termination Date" specifically does not mean the date on which any period of notice of termination that the Corporation or an Affiliated Corporation, as the case may be, may be required to provide to the Optionee under the terms of the consulting agreement or arrangement would expire;

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or such later date as may be determined by the Board in the case of Options granted to a specific Optionee;

(hh) "**Transfer**" includes any sale, exchange, assignment, gift, bequest, disposition, hypothecation, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the words "Transferred", "Transferring" and similar words have corresponding meanings; and

(ii) "**Vesting Schedule**" has the meaning set forth in Section 4.4 hereof.

2.2 Interpretation

(a) Whenever the Board or, where applicable, the Committee is to exercise discretion in the administration of the terms and conditions of the Plan, the term "discretion" means the sole and absolute discretion of the Board or the Committee, as the case may be.

(b) As used herein, the terms "Article", "Section", "Subsection" and paragraph" mean and refer to the specified Article, Section, Subsection and paragraph hereof, respectively.

(c) Words importing the singular number only include the plural and vice versa, and words indicating gender include all genders.

(d) In the Plan, a Person is considered to be "controlled" by a Person if:

(i) in the case of a corporation or similar entity,

(A) voting securities of the first-mentioned Person carrying more than 50% of the votes ordinarily exercisable at meetings of shareholders of the corporation are held, otherwise than by way of security only, by or for the benefit of the other Person; and

(B) the votes carried by such securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned Person;

(ii) in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned Person holds more than 50% of the interests in the partnership; or

(iii) in the case of a limited partnership, the general partner is the second-mentioned Person.

3. ADMINISTRATION

3.1 Administration

(a) The Plan shall be administered by the Board in accordance with the rules and policies of the Exchange in respect of employee stock option plans. The Board shall receive

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recommendations of management and shall determine and designate from time to time those Eligible Persons to whom an Option should be granted, the number of Shares which will be optioned from time to time to any Eligible Person and the terms and conditions of the Option.

(b) Subject to Applicable Law, Subsection 3.1(c) hereof and the limitations of the Plan, the Plan will be administered by the Board and the Board has the sole and complete authority, in its discretion, to:

(i) grant Options to Eligible Persons;

(ii) determine the terms, limitations, restrictions and conditions upon such grants;

(iii) interpret and construe the terms and conditions of the Plan and the Options;

(iv) adopt, amend and rescind such administrative guidelines and other rules relating to the Plan as the Board may from time to time deem advisable; and

(v) make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as the Board may deem necessary or advisable.

The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for Persons who are residing in, or subject to, the taxes of, any jurisdiction outside of Canada (including, without limitation, countries, states, provinces and localities) to comply with applicable tax, and securities and other laws and may impose any limitations and restrictions that it deems necessary to comply with the applicable tax, securities and other laws of such jurisdiction outside of Canada.

Any decision, interpretation or other action made or taken in good faith by or at the direction of the Corporation, the Board or the Committee or any of its members arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Corporation, Optionees and their respective heirs, executors, administrators, successors and permitted assigns.

The Board's interpretation, construction or determination of its guidelines and rules will be conclusive and binding upon all parties concerned. The day-to-day administration of the Plan may be delegated to such officers and employees of the Corporation or of an Affiliated Corporation as the Board may in its sole discretion determine.

(c) To the extent permitted by Applicable Law, the Board may, from time to time, delegate to a committee (the "**Committee**") of the Board all or any of the powers conferred on the Board under the Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of the Plan in this context is final and conclusive. If the Committee is appointed, the Board shall designate one of the members of the Committee

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as chairman and the Committee shall hold meetings, subject to the by-laws of the Corporation, at such times and places as it shall deem advisable; including, without limitation, by telephone conference or by written consent to the extent permitted by Applicable Law. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all the Committee members in accordance with the by-laws of the Corporation, shall be fully as effective as if it had been made by a vote at a meeting duly called and held. The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

(d) Notwithstanding the foregoing, the additional provisions set forth in Exhibit "A" attached hereto entitled "Provisions Applicable to Residents of Israel" shall apply to those Participants (as hereinafter defined) who are resident in the State of Israel (Participants who are residents of Israeli are referred to herein as "**Israeli Participants**").

3.2 Shares Reserved

(a) Options may be granted in respect of authorized and unissued Shares. Subject to an increase by the Board in its sole and absolute discretion, Applicable Law and any shareholder or other approval which may be required, and subject further to any adjustments pursuant to Section 5.1, the maximum aggregate number of Shares which may be reserved by the Corporation for issuance under the Plan will be such number of Shares as is equal to 10% of the aggregate number of outstanding Shares from time to time.

(b) Any Shares subject to an Option which has been granted under the Plan and which is cancelled or terminated for any reason without having been exercised will be added back to the number of Shares reserved for issuance under the Plan and such Shares will again be available for grant under the Plan. No fractional Shares may be issued, and the Board may determine the manner in which any fractional Share value will be treated.

3.3 Eligibility

Participation in the Plan shall be limited to Eligible Persons. Participation shall be voluntary and the extent to which any Eligible Person shall be entitled to participate in the Plan shall be, subject to the terms of the Plan and Applicable Law, determined in the sole and absolute discretion of the Board. Eligibility to participate does not confer upon any Optionee any right to be granted Options pursuant to the Plan.

4. OPTIONS

4.1 Grants

(a) The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant Options to any Eligible Person.

(b) Subject to the Plan, the Board may impose limitations, restrictions and conditions, in addition to those set out in the Plan, that are applicable to the exercise of an Option, including, without limitation, the nature and duration of any restrictions applicable to a sale or other disposition of Shares acquired upon exercise of an Option and the nature of

~~A~~D-9

events, if any, that may cause any Optionee's rights in respect of Shares acquired upon exercise of an Option to be forfeited and the duration of the period of such forfeiture.

(c) An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

(d) the Corporation shall not grant Options:

(i) to any one person in any 12 month period which could, when exercised, result in the issuance of Shares exceeding five percent (5%) of the issued and outstanding Shares of the Corporation unless disinterested shareholder approval is obtained;

(ii) to any one Consultant which could, when exercised, in any 12 month period result in the issuance of Shares exceeding two percent (2%) of the issued and outstanding Shares of the Corporation;

(iii) to all persons employed by the Corporation who perform investor relations activities which could, when exercised, in any 12 month period result in the issuance of Shares exceeding two percent (2%) of the issued and outstanding Shares of the Corporation nor shall more than 1/4 of any such Options vest in any three month period;

(iv) if the aggregate number of Shares issuable pursuant to Options granted to Insiders pursuant to the Plan and other security based compensation arrangements would exceed 10% of the Corporation's total issued and outstanding Common Shares unless disinterested shareholder approval is obtained; or

(v) if the aggregate number of Shares issued to Insiders pursuant to the Plan and other security based compensation arrangements within any one-year period would exceed 10% of the Corporation's total issued and outstanding Shares, unless disinterested shareholder approval is obtained.

4.2 Exercise Price

(a) Subject to Applicable Law and to adjustment from time to time in accordance with Section 5.1 hereof, the exercise price (the "**Exercise Price**") of an Option granted pursuant to the Plan will be as determined by the Board but in any event, unless otherwise determined by the Board, shall not be less than the Fair Market Value of the Shares on the Business Day immediately prior to the Date of Grant.

(b) Furthermore, disinterested shareholder approval is required in order to reduce the exercise price of an Optionee that is an Insider of the Corporation at the time of the proposed amendment.

4.3 Term of Options

Subject to any accelerated termination as set forth in the Plan, Options must expire no later than ten (10) years after the Date of Grant or such lesser period as applicable regulatory authorities or Applicable Law may require.

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4.4 Vesting of Options

(a) The Board may determine, in its sole discretion, in respect of an Option, when an Option will become exercisable and the extent to which an Option will vest or will be exercisable in instalments (the "**Vesting Schedule**") and such Vesting Schedule shall be set forth in the applicable Option Agreement. For example, the Board may, in its sole discretion, provide that the vesting of an Option be dependent on the passage of time and/or on the achievement of specified milestones or thresholds.

(b) Any Options issued to a Consultant Optionee must vest in stages over at least a 12 month period with no more than ¼ of such Options vesting in any three (3) month period.

(c) Once a portion of an Option vests and becomes exercisable, it shall remain exercisable until expiration or termination of such Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to Section 4.11 hereof with respect to a Change of Control. Each Option or portion thereof may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable.

4.5 Option Agreements

Each Option must be confirmed by an agreement (an "**Option Agreement**"), in the form of option agreement attached hereto as Exhibit "B" and for Israeli Participants, the form attached hereto as Exhibit "C", as such forms may be amended by the Board from time to time, and with such changes thereto as may be necessary for any particular Option to a particular Optionee, signed by the Corporation and by the Optionee. In the event an Option is Transferred in accordance with the terms of the Plan, it shall be a condition to the effectiveness of such Transfer that the Eligible Transferee enter into an Option Agreement on the same terms and conditions.

4.6 Exercise of Option and Payment of Exercise Price

The Optionee may, from time to time and at any time after the vesting of an Option and prior to the expiry of such Option, elect to purchase all or a portion of the Shares available for purchase by lump sum payment by delivering to the Corporation at its registered office (or other office designated in writing by the Corporation to the Optionee), a completed Notice of Exercise substantially in the form attached hereto as Exhibit "D". Such notice shall specify the number of Shares the Optionee desires to purchase and shall be accompanied by payment in full of the Exercise Price for such Shares. Subject to the provisions of the immediately following sentence, payment may be made by bank draft or certified cheque payable to the order of the Corporation at the time of exercise. Upon receipt of payment in full or, in the discretion of the Board, upon the determination that the fair value of property or past services provided by the Optionee is equal to or greater than the Exercise Price if the Shares had been issued for money, and in any event, subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non assessable. Without derogating from the aforementioned, as long as the Corporation's share are listed for trade on a recognized stock exchange, payment of the Exercise Price may be made all or in part by delivery (on a form prescribed by the Board) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Corporation in payment of the aggregate Exercise Price.

4.7 Prohibition on Transfer of Options and Shares

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(a) Subject to the other provisions of this Section 4.7 and Section 4.8, an Option is personal to the Optionee and is non-assignable, other than by will or laws of descent and distribution, and such Option shall be exercisable during the Optionee's lifetime only by the Optionee to which such Option has been granted. No Optionee may deal with any Option or any interest in it or Transfer any Option now or hereafter held by the Optionee except in accordance with the Plan. If an Optionee's Holding Company ceases to be wholly-owned by the Optionee, the Holding Company will be deemed to have Transferred any Options held by such Holding Company to the Optionee. A purported Transfer of any Option in violation of the Plan will not be valid and the Corporation will not be required to issue any Shares upon the attempted exercise of an improperly Transferred Option. Nothing contained herein shall permit any Optionee to transfer any Option, whether to an Eligible Transferee or otherwise, without the prior written consent of the Board. Subject to Applicable Law and subject to the prior written consent of the Board, an Option may be transferred to and from the Optionee and an Eligible Transferee provided that the transferor delivers to the Corporation at its registered office a completed Notice of Transfer substantially in the form attached hereto as "Exhibit "E".

(b) Options and Shares issued upon exercise thereof are subject to transfer and resale restrictions pursuant to the constating documents of the Corporation and Applicable Law. The Optionee is responsible for obtaining such legal advice as may be appropriate in connection with any transfer or resale of Options and Shares issued upon the exercise thereof.

4.8 Death, Disability or Retirement of Optionee

If,

(a) an Employee Optionee or an Executive Optionee dies or becomes Disabled while an employee, director or officer of the Corporation or an Affiliated Corporation, as the case may be;

(b) a Consultant Optionee's consulting agreement or arrangement with the Corporation or an Affiliated Corporation, as the case may be, is terminated by reason of the death or Disability of such Optionee; or

(c) the employment or term of office of an Employee Optionee or an Executive Optionee with the Corporation or an Affiliated Corporation, as the case may be, terminates due to Retirement,

then

(d) the executor, administrator or other legal representative of such Optionee's estate or such Optionee, as the case may be, may exercise any Options granted to such Optionee to the extent that such Options were exercisable at the date of such death, Disability or Retirement and the right to exercise such Options shall terminate on the earlier of:

(i) the date that is 180 days from the date of such Optionee's death, Disability or Retirement; and

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(ii) the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be,

provided that any Options granted to such Optionee that were not exercisable at the date of the death, Disability or Retirement shall immediately expire and be cancelled on such date; and

(e) such Optionee's eligibility to receive further grants of Options under the Plan shall cease as of the date of such Optionee's death, Disability or Retirement, as the case may be.

With regard to Options held by a trustee of an Israeli Participant, this Section will apply to the Israeli Participants.

4.9 Termination of Employment or Services by reason other than Death, Disability or Retirement

(a) Where, in the case of an Employee Optionee or Executive Optionee, an Optionee's employment or term of office with the Corporation or an Affiliated Company ceases by reason of the Optionee's death, Disability or Retirement, then the provisions of Section 4.9 hereof shall apply.

(b) Where, in the case of an Employee Optionee or Executive Optionee, an Optionee's employment or term of office with the Corporation or an Affiliated Corporation terminates by reason of:

(i) termination by the Corporation or an Affiliated Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice);

(ii) voluntary resignation by such Optionee; or

(iii) in the case of an Executive Optionee who received Options in his or her capacity as a director of the Corporation or an Affiliated Corporation, the failure of such Executive Optionee to be re-elected as a director or the removal of such Executive Optionee from the board of directors of the Corporation or an Affiliated Corporation, then any Options granted to such Optionee that are exercisable at the Termination Date shall continue to be exercisable until the earlier of: (A) the date that is 30 days following the Termination Date; and (B) the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be. Any Options granted to such Optionee that are not exercisable at the Termination Date shall immediately expire and be cancelled on the Termination Date.

(c) Where, in the case of an Employee Optionee or Executive Optionee, such Optionee's employment or term of office with the Corporation or an Affiliated Corporation is terminated by the Corporation or Affiliated Corporation for Cause then any Options granted to such Optionee, whether or not exercisable at the Termination Date, shall

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immediately expire and be cancelled on the Termination Date contemporaneously with such termination.

(d) Where, in the case of a Consultant Optionee, such Optionee's consulting agreement or arrangement terminates by reason of:

(i) termination by the Corporation or an Affiliated Corporation for any reason other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in such Optionee's consulting agreement or arrangement); or

(ii) voluntary termination by such Optionee,

then any Options granted to such Optionee that are exercisable at the Termination Date shall continue to be exercisable until the earlier of: (A) the date that is 30 days following the Termination Date; and (B) the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be. Any Options granted to such Optionee that are not exercisable at the Termination Date shall immediately expire and be cancelled on such date.

(e) Where, in the case of a Consultant Optionee, such Optionee's consulting agreement or arrangement is terminated by the Corporation or an Affiliated Corporation for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in such Optionee's consulting agreement or arrangement), then any Options granted to such Optionee, whether or not such Options are exercisable at the Termination Date, shall immediately expire and be cancelled on the Termination Date contemporaneously with such termination.

(f) Unless the Board, in its discretion, otherwise determines at any time and from time to time, Options shall not be affected by any change of employment or consulting arrangement within or among the Corporation or an Affiliated Corporation for so long as an Employee Optionee continues to be an employee of the Corporation or an Affiliated Corporation, or for so long as the Executive Optionee continues to be a director or officer of the Corporation or an Affiliated Corporation, or for so long as the Consultant Optionee continues to be engaged as a consultant to the Corporation or an Affiliated Corporation, as the case may be. For greater certainty, if an Optionee ceases to be an Executive Optionee but remains an Employee Optionee, the Options granted to such Optionee shall not be affected by such change.

4.10 Discretion to Permit Exercise

Notwithstanding the provisions of Sections 4.8 and 4.9 hereof, the Board may, in its discretion, at any time prior to or following the events contemplated in such Sections, permit the exercise of any or all Options held by an Optionee in the manner and on the terms authorized by the Board, provided that the Board shall not, in any case, authorize the exercise of an Option pursuant to this Section beyond the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be.

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4.11 Change of Control

(a) For the purposes of the Plan,

(i) "**Change of Control**" shall mean the happening of any of the following events: (A) any transaction pursuant to which the Corporation goes out of existence; (B) any transaction pursuant to which any Person or any Associate or Affiliate of such Person and any Person acting jointly or in concert with such Person (within the meaning of the *Securities Act* (Ontario)) (other than the Corporation, a subsidiary of the Corporation or an employee benefit plan of the Corporation (including any trustee of such plan acting as trustee)), hereafter acquires the direct or indirect "beneficial ownership" (as such term is defined in the *Business Corporations Act* (Ontario)) of securities of the Corporation representing 50% or more of the aggregate votes of all of the Corporation's then issued and outstanding securities; (C) the sale of all or substantially all of the Corporation's assets to a Person other than a Person that is an Affiliated Corporation; (D) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more Persons which were Affiliated Corporations prior to such event; or (E) the occurrence of a transaction requiring approval of the Corporation's shareholders involving the acquisition of the Corporation by an entity through purchase of assets, by amalgamation or otherwise; and

(ii) "**Change of Control Price**" shall mean the highest price per Share paid in any transaction related to a Change of Control.

(b) Notwithstanding anything else in the Plan or contained in any Option Agreement, unless otherwise determined by the Board, outstanding Options shall be converted or exchanged into or for options, rights or other securities in any entity participating in or resulting from a Change of Control, (each such Option hereinafter called an "**Alternative Option**") and any such Alternative Option must meet the following criteria:

(i) the Alternative Option must be based on stock which is traded on an established securities market, or which will be so traded within 30 days of the Change of Control;

(ii) the Alternative Option must provide such Optionee with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Option, including, but not limited to, an identical or better exercise schedule; and

(iii) the Alternative Option must have economic value substantially equivalent to the value of such Option (determined at the time of the Change of Control) (having regard to such factors as the Board shall reasonably consider applicable).

(c) The Board may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that, notwithstanding the Vesting Schedule or any Option Agreement, such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the Change of Control, provided, however, that the Board shall not, in any case, authorize the exercise of Options pursuant to this Section beyond

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the date of expiration specified in the Option Agreement or resolution of the Board granting such Options, as the case may be. If the Board elects to accelerate the vesting of the Options, and if any of such Options are not exercised within five Business Day following the giving of notice of such acceleration, such unexercised Options shall terminate and expire upon the completion of the proposed Change of Control. If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting of the Options shall be retracted and vesting shall instead revert to the manner provided in the Vesting Schedule or Option Agreement.

(d) The Board, in its sole discretion, may provide for the purchase of any Option by the Corporation or an Affiliate or other Person upon (or prior to) the completion of the Change of Control for an amount equal to: (i) the Change of Control Price of each Share underlying an Option multiplied by the Shares underlying such Options, less (ii) the aggregate Exercise Price of such Options.

(e) If, in connection with a Change of Control, the shareholders of the Corporation are to receive consideration other than consideration consisting solely of cash, then the Board may determine, prior to the occurrence of the Change of Control, that upon the exercise of any Options after the Change of Control, that the Optionees shall be entitled to receive that consideration which they would have received had they exercised their Options immediately prior to the Change of Control and sold their Shares on the same terms and conditions as the shareholders of the Corporation who sold their Shares in connection with the Change of Control.

5. GENERAL

5.1 Capital Adjustments

(a) The existence of any Options shall not affect in any way the right and power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization, or any other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Subsection 5.1(a) would have an adverse effect on the Plan or any Option granted hereunder.

(b) If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares or other similar corporate change, other than a Change of Control, subject to any prior approval required of applicable regulatory authorities, the Board may make appropriate substitution or adjustment in:

(i) the Exercise Price of unexercised Options;

(ii) the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

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(iii) the number and kind of shares subject to unexercised Options theretofore granted and in the Exercise Price of those shares,

provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. The determination of the Board as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties concerned.

5.2 Conditions of Exercise

The Plan and Options are subject to the requirement that if at any time the Board determines that: (a) the listing, registration or qualification of the Shares subject to such Option upon any stock exchange or quotation system or under any provincial, state or federal law, or that the consent or approval of any governmental body, stock exchange or quotation system or of the holders of the Shares generally, is necessary or desirable, as a condition of, or in connection with the granting of such Option or the issuance of Shares upon the exercise thereof; or (b) the grant of an Option or the issuance of Shares upon the exercise thereof is in conflict with or is inconsistent with Applicable Law, no such Option may be granted or exercised in whole or in part unless such listing, registration, qualification, consent or approval has been effected or obtained or such conflict or inconsistency is no longer outstanding, each free of any conditions not acceptable to the Board. The Optionees shall, to the extent applicable, co-operate with the Corporation in relation to such registration, qualification or other approval and shall have no claim or cause of action against the Corporation or any of its officers or directors as a result of any failure by the Corporation to obtain or to take any steps to obtain any such registration, qualification, or approval.

5.3 Amendment and Termination

(a) The Board may amend, suspend or terminate the Plan or any portion of it at any time in accordance with Applicable Law and subject to any required regulatory, Exchange or shareholder approval. However, subject to the terms hereof, unless consent is obtained from the Optionee affected, no amendment, suspension or termination may alter or impair any Options, or any rights related to Options, that were granted to that Optionee prior to the amendment, suspension or termination.

(b) If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules adopted by the Board and in force at the time of termination of the Plan will continue in effect as long as any Option remains outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or to any outstanding Option that the Board would have been entitled to make if the Plan were still in effect.

(c) Subject to Applicable Law and to any necessary prior approval of applicable regulatory authorities and with the consent of the affected Optionee, the Board may amend or modify any outstanding Option in any manner, including, without limitation, by changing the date or dates as of which, or the price at which, an Option becomes exercisable, so long as the Board would have had the authority to grant initially the Option as so modified or amended.

5.4 Status as Shareholder

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Optionees shall not have any rights as a shareholder with respect to Shares until full payment of the Exercise Price for the Shares has been made to the Corporation and the Corporation has issued the Optionee's Shares.

Upon becoming a shareholder of the Corporation, an Optionee may only transfer Shares in accordance with and subject to Applicable Law and the constating documents of the Corporation.

5.5 Withholding Taxes

The exercise of each Option granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that an Optionee pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Optionee for tax purposes.

5.6 Non Exclusivity and Corporate Action

(a) Subject to any required regulatory or shareholder approval, nothing contained herein will prevent the Board from adopting other additional compensation arrangements for the benefit of any Optionee.

(b) Nothing contained in the Plan or in the Options shall be construed so as to prevent the Corporation or any subsidiary of the Corporation from taking corporate action which is deemed by the Corporation or the subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan.

5.7 Employment and Board of Directors Position Non-Contractual

The granting of an Option to an Optionee under the Plan does not confer upon the Optionee any right to continue in the employment of the Corporation or any Affiliated Corporation or as a member of the Board, as the case may be, nor does it interfere in any way with the rights of the Optionee or of the Corporation's rights to terminate the Optionee's employment or consulting arrangements at any time or of the shareholders' right to elect one or more directors of the Corporation.

5.8 Indemnification

Every member of the Board will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Board member may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Board member, otherwise by the Corporation, for or in respect of any act done or omitted by the Board member in respect of the Plan, such costs, charges and expenses to include any amount paid to settle such action, suite or proceeding or in satisfaction of any judgement rendered therein.

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5.9 Notices

All written notices to be delivered by the Optionee to the Corporation may be delivered personally, by facsimile or by registered mail, postage prepaid, addressed as follows:

Adira Energy Ltd.
Suite 1204
120 Adelaide St. West
Toronto, Ontario
M5H 1T1

Attention: Alan Friedman, Executive Vice-President
Facsimile No.: (416) 250-6330

Any notice delivered by the Optionee pursuant to the terms of the Option shall not be effective until actually received by the Corporation at the above address. Any notice to be delivered to the Optionee shall be effective when delivered personally (effective at the time of delivery), by facsimile transmission (effective one day after transmission) or by postage prepaid mail to the last address of the Optionee on the records of the Corporation (which shall be deemed effective the first Business Day after mailing).

5.10 Governing Law

This Plan is created under and is to be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, except for Exhibit "A", which will be governed and construed in accordance with the laws of the State of Israel.

EXHIBIT "A"

ISRAEL APPENDIX

DEFINITIONS

For purposes of this Annex and the Option Agreement, the following definitions shall apply:

(a) "**Affiliate**" - any "employing corporation" within the meaning of Section 102(a) of the Ordinance.

(b) "**Approved 102 Option**" - an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

(c) "**Capital Gain Option (CGO)**" - an Approved 102 Option elected and designated by the Corporation to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

(d) "**Controlling Shareholder**" - shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

(e) "**Corporation**" – Adira Energy Ltd.

(g) "**ITA**" - the Israeli Tax Authorities.

(h) "**Non-Employee**" - a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

(i) "**Ordinary Income Option (OIO)**" - an Approved 102 Option elected and designated by the Corporation to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

(j) "**Plan**" – The Corporation's Stock Option Plan dated August 31, 2009.

(k) "**102 Option**" - any Option granted to Employees pursuant to Section 102 of the Ordinance.

(l) "**3(i) Option**" - an Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non-Employee.

(m) "**Ordinance**" - the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

(n) "**Section 102**" - Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

(p) "**Unapproved 102 Option**" - an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

For the avoidance of any doubt, it is hereby clarified that any capitalized terms not specifically defined in this Annex shall be construed according to the interpretation given to it in the Plan.

1. GENERAL

1.1. This Annex (the: "**Annex**") shall apply only to Optionees who are residents of the state of Israel at the date of grant or those who are deemed to be residents of the state of Israel for the payment of tax at the date of grant. The provisions specified hereunder shall form an integral part of the Plan, which applies to the issuance of options to purchase Shares of the Corporation. According to the Plan, options to purchase the Corporation's Shares may be issued to employees, directors, consultants and service provides of the Corporation or its affiliates.

1.2 This Annex is effective with respect to Options granted following Amendment no. 132 of the Ordinance, which entered into force on January 1, 2003.

1.3 This Annex is to be read as a continuation of the Plan and only modifies options granted to Israeli Optionees so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 (as specified herein), as may be amended or replaced from time to time. For the avoidance of doubt, this Annex does not add to or modify the Plan in respect of any other category of Optionees.

1.4 The Plan and this Annex are complimentary to each other and shall be deemed as one. In any case of contradiction, whether explicit or implied, between the provisions of this Annex and the Plan, the provisions set out in the Annex shall prevail.

2. ISSUANCE OF OPTIONS

2.1 The persons eligible for participation in the Plan as Optionees shall include any Employees and/or Non-Employees of the Corporation or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; and (ii) Non-Employees and/or Controlling Shareholders may only be granted 3(i) Options.

2.2 The Corporation may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

2.3 The grant of Approved 102 Options shall be made under this Annex adopted by the Board, and shall be conditioned upon the approval of this Annex by the ITA.

2.4 Approved 102 Options may either be classified as Capital Gain Options ("**CGOs**") or Ordinary Income Options ("**OIOs**").

2.5 No Approved 102 Options may be granted under this Annex to any eligible Employee, unless and until, the Corporation's election of the type of Approved 102 Options as CGO or OIO granted to Employees (the: "**Election**"), is appropriately filed with the ITA. Such Election shall become effective beginning the first date of grant of an Approved 102 Option under this Annex and shall remain in effect at least until the end of the year following the year during which the Corporation first granted Approved 102 Options. The Election shall obligate the Corporation to grant *only* the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Corporation from granting Unapproved 102 Options simultaneously.

2.6 All Approved 102 Options must be held in trust by a Trustee, as described in Section 3 below.

2.7 For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102.

3. TRUSTEE

3.1 Approved 102 Options which shall be granted under this Annex and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the: "**Holding Period**"). In the case the requirements for Approved 102 Options are not met, then the Approved 102 Options may be regarded as Unapproved 102 Options, all in accordance with the provisions of Section 102.

3.2 Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee's tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

3.3 With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, a Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

3.4 Upon receipt of Approved 102 Option, the Optionee will sign an undertaking in which he or she will give his or her consent to the grant of the Option under Section 102, and will undertake to comply with the terms of Section 102 and the trust agreement between the Corporation and the Trustee.

3.5 Approved 102 Options that do not comply with the requirements of Section 102 shall be considered either 3(i) Options or Unapproved 102 Options as applicable.

4. THE OPTIONS

The terms and conditions, upon which the Options shall be issued and exercised, shall be as specified in the Option Agreement to be executed pursuant to the Plan and to this Annex. Each Option Agreement shall state, inter alia, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the vesting provisions and the Exercise Price.

5. FAIR MARKET VALUE

Without derogating from the definition of "Fair Market Value" enclosed in Section 2.1(w) of the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant the Corporation's shares are listed on any established stock exchange or a national market system or if the Corporation's shares will be registered for trading within ninety (90) days following the date of grant of the CGOs, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Corporation's shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

6. EXERCISE OF OPTIONS

Options shall be exercised and, when applicable, by the Trustee, in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the in accordance with the provisions of Section 4.6 of the Plan.

7. ASSIGNABILITY AND SALE OF OPTIONS

7.1 Notwithstanding Section 4.7 of the Plan and any other provision of the Plan, no Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

7.2 As long as Options or Shares purchased pursuant to thereto are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

7.3 Notwithstanding Section 4.7 of the Plan and in addition thereto, any Notice of Transfer shall be, when applicable, in accordance with the provisions and requirements of Section 102.

8. INTEGRATION OF SECTION 102 AND TAX ASSESSING OFFICER'S PERMIT

8.1 With regards to Approved 102 Options, the provisions of the Plan and/or the Annex and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer's permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Annex and of the Option Agreement.

8.2 Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Annex or the Option Agreement, shall be considered binding upon the Corporation and the Optionees.

9. DIVIDEND

Subject to the Corporation's incorporation documents, with respect to all Shares (but excluding, for avoidance of any doubt, any unexercised options) allocated or issued upon the exercise of Options and held by the Optionee or by the Trustee as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such shares, and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102

10. TAX CONSEQUENCES

10.1 Notwithstanding Section 5.5 of the Plan and in addition thereto, any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Corporation, and/or its Affiliates, and the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Corporation and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Corporation and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

10.2 The Corporation and/or, when applicable, the Trustee shall not be required to release any share certificate to an Optionee until all required payments have been fully made.

10.3 With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Corporation or any Affiliate, the Optionee shall extend to the Corporation and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

~~11. GOVERNING LAW & JURISDICTION~~

~~This Annex shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Toronto, Ontario shall have sole jurisdiction in any matters pertaining to this Annex.~~

EXHIBIT "B"

OPTION AGREEMENT

Optionee: ______________________
(name)

____

____

____
(Address)

Grant: ______________________
Maximum Number of Shares

Option Exercise Price: $___________ per Share

Date of Grant: _________________, 20___

Expiry Date: _________________, 20___

Vesting Schedule:

Instalment	Date of Vesting (Milestone)	Number of Optioned Shares Vested	Cumulative Number of Optioned Shares Vested
1			
2			
3			
4			

This Option Agreement is made under and is subject in all respects to the Stock Option Plan dated August 31, 2009 (as may be supplemented and amended from time to time) (the **"Plan"**) of Adira Energy Ltd. (the **"Corporation"**), and the Plan is deemed to be incorporated in and to be part of this Option Agreement. The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan as if the Plan was set forth in full herein (including the restrictions on transfer of the Options and the Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of this Option Agreement shall prevail. The Plan contains provisions respecting termination and/or voiding of the Plan or the Option.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan, to purchase up to but not more than the maximum number of Shares set out above at the option Exercise Price set out above upon delivery of an exercise form as annexed hereto duly completed and accompanied by certified cheque or bank draft for the aggregate Exercise Price. All undefined terms contained herein shall have the definitions provided in the Plan.

The Optionee hereby agrees that: (a) any rule, regulation or determination, including the interpretation by the Board of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for

EXHIBIT "C"

ISRAELI OPTION AGREEMENT

Optionee: ______________________________
(Name)

____

____

____
(Address)

Grant: ______________________________
Maximum Number of Shares

Designation:

- ☐ Approved 102 Option:
  ☐ Capital Gain Option (CGO) ; or
  ☐ Ordinary Income Option (OIO)
- ☐ Unapproved 102 Option
- ☐ 3(i) Option

Option Exercise Price: $ _________________ per Share

Date of Grant: ______________________________, 20____

Expiry Date: ______________________________, 20____

Vesting Schedule:

Instalment	Date of Vesting (Milestone)	Number of Optioned Shares Vested	Cumulative Number of Optioned Shares Vested
1			
2			
3			
4			

This Option Agreement is made under and is subject in all respects to the Stock Option Plan dated August 31, 2009 (as may be supplemented and amended from time to time) (the "**Plan**") of Adira Energy Ltd. (the "**Corporation**"), and the Israeli Annex (the "**Israeli Annex**") deemed to be incorporated in and to be part of this Option Agreement. The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan and Israeli Annex as if the Plan and Israeli Annex were set forth in full herein (including the restrictions on transfer of the Options and the Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan and Israeli Annex, the terms of this Option Agreement shall prevail. The Plan contains provisions respecting termination and/or voiding of the Plan or the Option.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan and Israeli Annex, to purchase up to but not more than the maximum number of Shares set out above at the Option Exercise Price set out above upon delivery of an exercise form as annexed hereto duly completed and accompanied by certified cheque or bank draft for the aggregate Exercise Price. All undefined terms contained herein shall have the definitions provided in the Plan and/or the Israeli Annex.

The Optionee accepts and agrees that with respect to any Approved 102 Option granted, subject to the provisions of Section 102 of the Ordinance, he/she shall not sell or release from trust any Share received by him/her upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, the Optionee is aware that if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance shall apply to him/her and shall be borne by him/her.

With respect to Approved 102 Options, the Optionee hereby acknowledges that he/she is familiar with the provisions of Section 102 of the Ordinance, including without limitations the type of Option granted to him/her hereunder and the tax implications applicable to such grant. The Optionee accepts the provisions of the trust agreement signed between the Corporation and the Trustee, attached as Exhibit A hereto, and agree to be bound by its terms.

Should any Unapproved 102 Option be granted to the Optionee, the Optionee hereby agrees that should he/she ceases to be employed by the Corporation or any Affiliated Corporation, he/she shall extend to the Corporation and/or its Affiliated Corporation a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance.

By signing this Option Agreement the Optionee is aware and agrees that any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Corporation and/or its Affiliated Corporations, the Trustee or the Optonee), hereunder, shall be borne solely by the Optionee. The Corporation and/or its Affiliated Corporations and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee hereby accepts to indemnify the Corporation and/or its Affiliated Corporations and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

The Optionee will not be entitled to receive from the Corporation and/or the Trustee any Shares allocated or issued upon the exercise of the Options prior to the full payments of the Optionee's tax liabilities arising from Options which were granted and/or Shares issued upon the exercise of Options. For the avoidance of doubt, neither the Corporation nor the Trustee shall be required to release any share certificate to the Optionee until all payments required to be made by the Optionee have been fully satisfied.

Optionee confirms that he understands that Approved 102 Options that do not comply with the requirements of Section 102 shall be considered either 3(i) Options or Unapproved 102 Options as applicable.

Please note that the receipt of the Options and the acquisition of the Shares to be issued upon the exercise of the Options may result in tax consequences. THE OPTIONEE IS ADVISED TO CONSULT A TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

The Optionee hereby agrees that: (a) any rule, regulation or determination, including the interpretation by the Board of the Plan and/or the Israeli Annex, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all Persons including the Corporation or Affiliated Corporation, as the case may be, and the Optionee; and (b) the grant of the Option does not affect in any way the right of the Corporation or any Affiliated Corporation to terminate the services and/or employment of the Optionee.

This Option Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Option Agreement is not effective until countersigned by the Corporation and accepted by the Optionee.

Dated: ____________________, 20____

ADIRA ENERGY LTD.

By: ____________________________
Name:
Title:
Authorized Signing Officer

I have read the foregoing Option Agreement and hereby accept the Option to purchase Shares in accordance with and subject to the terms and conditions of such Option Agreement, the Plan and the Israeli Annex. I understand that I may review the complete Plan by contacting the Secretary of the Corporation. I agree to be bound by the terms and conditions of the Plan governing the option.

____
Signature of Optionee

AGREEMENT

Entered into and signed in Tel Aviv on the _____day of _________2010

Between: Yardeni-Gelfand Trusts (2000) Ltd.

(hereinafter: "**the Trustee**")

A n d Adira Energy Ltd.
(hereinafter : "**the Allocating Company**")

A n d Adira Energy Israel Services Ltd.
(hereinafter : "**the Employing Company**")

(The Allocating Company and the Employing Company shall hereinafter be referred together as "**the Companies**")

Without derogating from the contents of the Trust Letter signed between the parties on _________ (hereinafter: "**the Trust Letter**") and in addition to the contents of the Trust Letter, the following provisions shall apply:

1. If the employee has obtained a loan for the purpose of acquiring shares under the Companies' Share Allocation Plan (hereinafter: "**the Plan**"), the shares may not be transferred, assigned, pledged, attached, or have any other voluntary lien placed on them, and no power-of-attorney or transfer instrument shall be issued with respect thereto, whether they are valid immediately or shall become valid at some future date, prior to the employee's having repaid the loan. The Trustee shall not transfer the shares, as aforesaid, except after the Allocating Company having confirmed to him that the employee has repaid the said loan, if granted, for the purpose of acquiring shares under the Plan.

2. Out of any amount to be received in consideration for the sale of all or part of the shares, prior to repayment of the tax liability and/or repayment of the loan with respect thereto, the Trustee shall transfer to the Tax Assessment Officer the amount of tax to be transferred pursuant to Section 102 of the Ordinance and the Income Tax Regulations (Tax Relief on Allocation of Shares to Employees), 5763 - 2003 (hereinafter: "**the Regulations**"), and the Trustee shall, prior to any other transfer, repay the employee's outstanding debt, as the case may be, in respect of the loan, as determined by the Allocating Company.

   Should the company notify the Trustee that the employee has not repaid all or part of the loan on due repayment date, in accordance with the Loan Agreement, the Trustee shall sell all or part of the shares in his possession, and shall transfer, out of the proceeds obtained in respect thereof, to the Tax Assessment Officer, the tax due under Section 102 of the Ordinance and Regulations, and repay the employee's outstanding debt to the Company in respect of the loan, as shall be determined by the Company. The remaining amount, to the extent it remains, shall be transferred to the entitled employee.

3. Pursuant to the provisions of Section 5 of the Regulations the Allocating Company undertakes to notify the Trustee of any share allocation close to the date of the allocation, and in any event, no later than 10 days from the date of such allocation. The Trustee shall not be liable toward the employee and/or the Allocating Company and/or any third party (including, but without derogating from the generality of the aforesaid, the income tax authorities and any other government or administrative authority), regarding failure to report of allocations, if such failure derives from negligence or omission on the part of the Allocating Company and/or its representative and/or the employee. The employee and/or the Allocating Company undertake to indemnify the Trustee for such liability and/or concerning any claim and/or demand from any party whatsoever, deriving from failure to report as aforesaid.

EXHIBIT "D"

NOTICE OF EXERCISE

To Exercise the Option, Complete and Return this Form

The undersigned Optionee (or his or her legal representative(s) permitted under the Stock Option Plan of Adira Energy Ltd., dated August 31, 2009 (as the same may be supplemented and amended from time to time) (the **"Plan"**) hereby irrevocably elects to exercise the Option for the number of Shares as set forth below:

(a) Number of Options to be Exercised: ____________________

(b) Option Exercise Price per Share: $____________________

(c) Aggregate Purchase Price

[(a) multiplied by (b)]: $____________________

and hereby tenders a certified cheque or bank draft for such aggregate Exercise Price, and directs such Shares to be issued and registered in the name of the undersigned, all subject to and in accordance with the Plan. Unless otherwise defined herein, any capitalized terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated: ______________, 20___

	)	
	)	
	)	__________________________
	)	Name of Optionee
	)	
	)	
__________________________	)	__________________________
Witness to the Signature of:	)	Signature of Optionee

____

Address of Optionee